Exhibit 99.2

The document following this cover page consists of extracts from a preliminary offering circular dated 9 November 2009. No part of this document constitutes an offer to sell, or a solicitation of an offer to purchase, any securities referenced therein. The definitive terms of the transaction referenced therein will be described in a final version of the offering circular.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Data

The audited consolidated financial information as of and for the years ended 31 December 2006, 2007 and 2008 included or incorporated by reference herein has been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (the "IASB"). The unaudited condensed consolidated financial information as of and for the nine-month periods ended 30 September 2008 and 2009 included or incorporated by reference herein has been prepared on a basis consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34, "Interim Financial Reporting". Our consolidated financial statements are presented in US dollars.

In addition, this offering circular includes unaudited consolidated financial information as of and for the twelve-month period ended 30 September 2009. This information has been calculated by taking the results of operations for the nine-month period ended 30 September 2009 and adding it to the difference between the results of operations for the year ended 31 December 2008 and the nine-month period ended 30 September 2008.

This offering circular also includes unaudited pro forma consolidated financial information which has been adjusted to reflect the impact of certain Transactions (as defined in "Summary—The Transactions") on our results of operations and financial position as of and for the twelve-month period ended 30 September 2009. This unaudited pro forma consolidated financial information has been prepared for illustrative purposes only, and does not purport to represent what our actual results of operations or financial position would have been had the Transactions occurred on the dates specified nor does it purport to project our results of operations or financial position at any future date. The unaudited pro forma consolidated financial information set forth in this offering circular is based upon available information and certain assumptions and estimates that we believe are reasonable.

Some of the financial information appearing or incorporated by reference in this offering circular has been rounded and, as a result, the totals of the information presented, or incorporated by reference, in this offering circular may vary slightly from the actual arithmetic totals of such information.

Currency

In this offering circular, the following currency terms are used:

•	"GBP", "pounds sterling", "sterling" or "£" refers to the lawful currency of Great Britain;

•	"US dollar" "USD" or "US$" refers to the lawful currency of the United States;

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"EUR", "Euro" or "€" refers to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Union, as amended from time to time; and

•	"C$" refers to the lawful currency of Canada.

Non-IFRS Financial Measures

EBITDA

EBITDA (defined as profit for the period before net interest payable, taxation, depreciation and amortisation) and the related ratios presented, or incorporated by reference, in this offering circular are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA, among other measures, facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar companies, the vast majority of which present EBITDA when reporting their results.

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Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

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although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

As a result of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. See "Operating and Financial Review" and the consolidated financial statements incorporated by reference in this offering circular.

Free Cash Flow

We define free cash flow ("FCF") as cash generated from operations less capital expenditure, capitalised operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under IFRS that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows. See "Operating and Financial Review" and the consolidated financial statements incorporated by reference in this offering circular.

Net Borrowings

We define net borrowings ("Net Borrowings") as total borrowings less cash and cash equivalents. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilised to pay down the outstanding borrowings. See "Operating and Financial Review" and the consolidated financial statements incorporated by reference in this offering circular.

Net External Debt

We define net external debt ("Net External Debt") as Net Borrowings less outstanding borrowings under the Subordinated Intercompany Shareholder Funding Loan (as defined herein) and any other intercompany loans. The Subordinated Intercompany Shareholder Funding Loan is subordinated to all other creditors of Inmarsat Group Limited, has no fixed maturity and has interest payable only upon repayment of the principal amount of the Subordinated Intercompany Shareholder Funding Loan. For more information, see "Description of Certain Financing Arrangements—Subordinated Intercompany Shareholder Funding Loan".

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SUMMARY

This summary highlights selected information about this offering and us. This summary is not complete and does not contain all the information that may be important to you. You should read the entire offering circular carefully, including the financial information and the related notes thereto incorporated by reference herein, and the risks of investing in the Notes in the section entitled "Risk Factors" before making an investment decision.

In this offering circular, references to "we," "us" and "our" are to Inmarsat Group Limited and its subsidiaries (including Inmarsat Finance plc). References to the "Issuer" are to Inmarsat Finance plc, the issuer of the Notes. References to the "Parent Guarantor" are to Inmarsat Group Limited. References to Inmarsat plc are to our ultimate parent company. Please refer to the Summary Corporate and Financial Structure chart on page 9 for more information on our corporate structure.

Please refer to the section entitled "Glossary of Terms" for a glossary of certain defined and technical terms relating to our business and used in this offering circular.

Business Overview

We believe that we are the leading provider of global mobile satellite communications services ("MSS"), providing data and voice connectivity to end-users worldwide. We have over 30 years of experience in designing, launching and operating our satellite-based network. With a fleet of 11 owned and operated geostationary satellites, we provide a comprehensive portfolio of global MSS for use at sea, on land and in the air. We estimate based on market share, that we have the leading MSS position in both the maritime and aeronautical sectors. Our services include voice and broadband data, which support safety communications as well as standard office applications, such as e-mail, internet, secure virtual private network ("VPN") access and videoconferencing. Our revenues, operating profit and EBITDA for the twelve-month period ended 30 September 2009 were US$673.9 million, US$301.2 million and US$477.1 million, respectively.

We have a successful launch and operating record. We have launched three generations of satellites and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and three Inmarsat-4 satellites, launched in March and November 2005 and August 2008. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and we expect a similar experience with our Inmarsat-3 satellites. We currently expect that the last of our Inmarsat-2 satellites will be in commercial operation until 2014, and expect that the last of our Inmarsat-3 satellites will be in commercial operation until 2018. Each of our Inmarsat-4 satellites is up to 60 times more powerful, and has up to 16 times more communications capacity than an Inmarsat-3 satellite and the Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020.

Our Inmarsat-2 and Inmarsat-3 satellites are used to offer our existing and evolved services ("Existing and Evolved Services"), which include all of our services other than broadband services and handheld satellite phone services ("SPS"). Our Inmarsat-4 satellites serve as the platform for our broadband services and our SPS and planned handheld global satellite phone service ("GSPS"), which we currently expect to launch in the second quarter of 2010, as well as provide continuity for our Existing and Evolved Services.

Data rates for our services have increased with each satellite generation. Our Existing and Evolved Services are available at transmission rates of up to 128 kbps, although higher rates are possible where multiple terminals are used in conjunction with channel bonding equipment. Our broadband services include our broadband global area network ("BGAN") service to the land mobile sector, our FleetBroadband service to the maritime sector and our SwiftBroadband service to the aeronautical sector. Our Inmarsat-4 satellites provide BGAN service at transmission rates of up to 492 kbps, FleetBroadband service at transmission rates of up to 432 kbps and SwiftBroadband service at transmission rates of up to 432 kbps. Our broadband services support higher-bandwidth applications, including, videoconferencing, live videostreaming and large file transfer, together with standard office applications such as e-mail, internet, secure local area network ("LAN") services access and voice telephony. These services have the same characteristics that our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and less expensive than the terminals used to access our Existing and Evolved Services.

We sell the majority of our services on a wholesale on-demand basis via a well-established, global network of distribution partners, which provide our services to end-users, either directly or indirectly through service providers. Our global network of 32 distribution partners and approximately 400 service providers who are present in over 100 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including KDDI and Singtel, and also include other significant distribution partners, such as Stratos Global Corporation ("Stratos") (which is indirectly wholly-owned by Inmarsat plc) and Vizada Satellite Communications ("Vizada") (formed by a merger of France Telecom Mobile Satellite Communications and Telenor Satellite Services). We continue to target and evaluate new distribution opportunities as they arise. Pursuant to our new distribution agreements which we entered into in April 2009 (the "Distribution Agreements"), we charge our distribution partners wholesale rates, based on duration or volume of data transmitted or length of voice call according to the types of services they distribute to end-users. In addition, a number of large end-users, such as the U.S. Navy, lease MSS capacity from us through our distribution partners.

Key Strengths

We believe that we are the leader in the global mobile satellite communications industry, with leading positions in the maritime, land mobile and aeronautical sectors. The following key strengths enhance our position:

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Unique Global Communications Network.    We own and operate a fleet of 11 geostationary satellites, including three recently launched Inmarsat-4 satellites, all of which use the L-band spectrum, which is suited to mobile communications, to provide a comprehensive portfolio of on-demand and leased data and voice services on a global basis. We have global spectrum rights which we believe would be difficult for any new market entrant to replicate. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite and the Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020. The quality and coverage of our network is further underpinned by the fact that we are currently the only provider of satellite services for the operation of the global maritime distress and safety system ("GMDSS"), which maritime sector regulations require for all cargo vessels over 300 gross tons and for all passenger vessels that travel in international waters. In addition, we also comply with the International Civil Aviation Organisation ("ICAO") standards for the provision of aeronautical safety systems, such as air traffic management and aircraft operational control.

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Established, Large End-User Base of Government and Military Entities, Corporations and International Aid Organisations.    As of 30 September 2009, we had over 253,000 active terminals accessing our data, voice and broadband services, which in many instances are accessed by multiple end-users, such as those on board ships and aircraft. We believe that this large installed base of active terminals contributes to our stable revenues, due to the significant cost and effort required by end-users to switch to an alternative communications system. Government and military end-users, in particular the U.S. Department of Defense and the UK Ministry of Defence, are large users of our communications network. We believe that government and military end-users account for between 35% and 40% of our revenues. We believe that their rapidly growing mobile high-speed data and voice communications needs, together with an increasing willingness to procure from commercial service providers, position us favourably to increase both traditional sales of our on-demand services and leasing of our satellite capacity through distribution partners to government and military end-users. Our corporate end-users tend to have a high degree of day-to-day reliance on our services to support mission critical operations which contributes to our revenue stability. International aid organisations rely on our services when responding to global events, including aid relief missions in response to natural disasters. During the recent economic downturn, we have continued to report revenue growth in all of our business sectors. For the nine-month period ended 30 September 2009 as compared with the nine-month period ended 30 September 2008, we reported growth in our total MSS revenues of 9.7%. In particular, revenue growth in our maritime sector has been sustained despite otherwise difficult trading conditions for the shipping industry. For the nine-month period ended 30 September 2009, revenues from the maritime sector grew by 6.5% as compared with the nine-month period ended 30 September 2008. We believe the performance of our maritime business during the economic downturn underlines both the basic reliance on our services and the increasing demand for data communications services at sea.

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Established, Global Distribution Network.    We currently have 32 distribution partners who sell our services to end-users, either directly or through a network of approximately 400 service providers. In addition, our parent company, Inmarsat plc, owns our largest distributor, Stratos, which for the nine-month period ended 30 September 2009, accounted for a 43% share of our MSS revenues. Some of our distribution partners and service providers specialise in the delivery of services to key end-user market sectors and offer specialist applications and value-added services in addition to our airtime. Our well-established, global network of distribution partners enables the targeting and support of end-user market sectors across the globe. In April 2009, our previous five-year distribution agreements expired and were replaced with new evergreen Distribution Agreements with a minimum term of five years, that have significant operational and economic benefits compared to the previous distribution agreements, including the ability for us to contract directly with end-users and for us to own and operate land earth stations ("LESs") for our Existing and Evolved Services. We believe the terms of the new Distribution Agreements increase our ability to influence the price and positioning of our services to end-users and will result in the improved performance of our business over time. See "Operating and Financial Review—Significant Factors Affecting Our Results of Operations—Effect of Distribution Agreements" and "Material Contracts—Distribution Agreements".

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High Margins and Attractive Cash Conversion Profile.    For the past nine years, our EBITDA margin (EBITDA as a percentage of revenues) has exceeded 63% and our EBITDA has grown from US$289.7 million in 2000 to US$477.1 million for the twelve-month period ended 30 September 2009 (an EBITDA margin of 71%). Our wholesale business model results in our distribution partners and service providers incurring most of the marketing and associated subscriber, or end-user, acquisition costs, and consequently our EBITDA margins compare favourably to those of other communications service providers. As a result of completing our network of three Inmarsat-4 satellites, including related ground infrastructure development, our capital expenditures have reduced materially. For the twelve-month period ended 30 September 2009, our FCF more than doubled to US$316.2 million from US$119.1 million for the twelve-month period ended 30 September 2008. We expect our strong EBITDA margin and current lower capital expenditure profile to continue to generate strong FCF for the foreseeable future.

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Proven Track Record of Deleveraging.    Through a combination of increasing our revenues and controlling our operating costs and capital expenditures, we have increased our FCF and reduced our leverage. We have decreased the ratio of Net External Debt to EBITDA from 1.8x as of the year ended 31 December 2005 to 0.9x as of the twelve-month period ended 30 September 2009.

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Global Broadband Services Portfolio in Place to Capitalise on Growth Opportunities.    With the deployment of our Inmarsat-4 satellite fleet, we have introduced new broadband services into each of our market sectors. We launched our BGAN service for the land mobile sector in December 2005, our SwiftBroadband service for the aeronautical sector in October 2007 and our FleetBroadband service for the maritime sector in November 2007. We believe our broadband services enable us to capitalise on the growth opportunities presented by existing and new end-users' increasing demand for high-bandwidth mobile communication services, as evidenced by the strong growth in data services we have experienced in recent years. The incremental capacity of our Inmarsat-4 network has also allowed us to expand our leasing business, which has experienced substantial growth in recent years.

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30-Year History of Innovation, Technical Excellence and Reliability.    We have over 30 years of experience in designing, implementing and operating global mobile satellite communications networks, and have a track record of high-quality services and reliability. We have never experienced a satellite failure in our operating history and, throughout our operating history, we have pioneered innovations in satellite communication services to make higher data speeds available to smaller and lighter mobile terminals. Our broadband services are the latest of these innovations and are designed to offer the same service characteristics our end-users have historically enjoyed through our Existing and Evolved Services including reliability, ease of use and security. In addition, over the three years ended 31 December 2008, our average satellite communications network availability exceeded 99.99%. We believe our reliability is particularly attractive to government, military and enterprise-level users whose operations typically require mission and business critical communications support.

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Experienced Management Team.    We have a highly experienced management team with a proven record of managing growth-oriented companies. Our Chief Executive Officer and Chief Financial Officer joined us in 2003 and 2004, respectively, and have managed our business through a period of sustained growth and de-leveraging. Members of our senior management team have held senior positions at a number of public companies, including Sprint PCS, NDS Group plc and Lockheed Martin. Our Chief Technology Officer, Senior Vice President of Global Networks and Engineering and Vice President of Satellite and Network Operations have over 100 years of combined experience in the satellite industry and have been involved in the successful launch and deployment of more than 100 satellites. We believe this base of experience was a significant factor in the successful development and deployment of the Inmarsat-4 network and better enables us to execute our strategy in the future.

Strategies

Our goal is to increase our penetration in our core data and voice services sectors and enter new end-user sectors. We plan to:

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Maintain Strong Growth and Cash Flow Generation by Increasing Sales of Our Existing Services and Realise Economies of Scale as We Roll Out New Services.    We believe that our disciplined investment approach, our relatively high EBITDA margins and our current low capital expenditure profile will result in attractive cash conversion in our business going forward. We intend to improve our margins and cash generation by leveraging our new broadband portfolio of services and leading position in the maritime, land mobile and aeronautical sectors to increase sales of our existing services, while maintaining our rigorous cost control.

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Develop and Market New Handheld Global Satellite Phone Services.    We estimate that we are the leader in land data MSS and believe our share in land voice MSS represents a significant growth opportunity. We are developing GSPS, as well as fixed land and maritime variants, to compete in the low-cost satellite voice sector. With the launch of our Inmarsat-4 satellites we introduced our first handheld SPS on a regional basis and began to access this opportunity within the MSS sector for the first time. We currently expect to launch GSPS in the second quarter of 2010. We expect that GSPS will feature competitively-priced hardware and usage charges and be attractive to end-users. In addition, we expect that our distributors and service providers may bundle GSPS with our data services to create single handheld voice and data packages that will be attractive to end-users, many of whom buy both handheld voice and data services to meet their needs.

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Pursue New Business and Market Opportunities.    Our Inmarsat-4 satellite fleet provides us with the capacity and functionality necessary to support a broad range of new business opportunities, which we expect will be consistent with our goal of continued strong growth and cash flow generation. We believe that the flexibility of our Inmarsat-4 satellite fleet will enable us to capitalise upon both event-driven and long-term revenue opportunities across the maritime, land mobile and aeronautical sectors. For example, we are working with certain distributors on the development of in-flight cellular-based services for use by commercial airline passengers. A number of airlines have already begun, or committed to, the commercial launch of these services, and a larger number of airlines have either trialled or are planning to trial these services in the future.

We also intend to seek to increase the amount of satellite capacity we lease to our distribution partners. We believe that there exists a significant opportunity for growth to provide additional services to the U.S. Government, including the Department of Defense and the Department of Homeland Security, as well as other governments around the world. The emergence of networked warfare techniques and the increased willingness of the U.S. Department of Defense to procure satellite communications from commercial suppliers creates an opportunity for us to benefit from the increased bandwidth demands and to play a significant role in the development of new communications platforms for military use. International homeland security issues are creating opportunities for us relating to emergency communications back-up and support to remote locations. In addition, we remain well-positioned to benefit from any upsurge in demand for our services that would follow a global security event, conflict or natural disaster.

In 2009, we made a strategic decision to increase our focus on growing our revenues from satellite low data rate ("SLDR") services, sometimes referred to as telemetry services, which typically support asset tracking and monitoring applications. We believe the demand for low data rate services terminals is growing and that average satellite airtime revenue opportunity per terminal is also growing. In July 2009, we entered into a long-term direct distribution agreement with SkyWave Mobile Communications ("SkyWave"), a leading provider of SLDR services, based in Canada. In connection with the agreement, SkyWave recently completed the migration of approximately 50,000 terminals to our Inmarsat-4 network, from a competing network. We expect to continue a range of development activities to improve and grow our share in the SLDR sector.

In addition, we believe new services may be licensed and deployed in the future using a combination of elements from both terrestrial and satellite communications networks. Some of these services could be deployed using the radio spectrum we have either been allocated or are authorised to develop in the future. Such new service opportunities are likely to require us to form partnerships with strategic or financial partners, but could provide significant new sources of revenue. In December 2007, we signed a cooperation agreement (the "Cooperation Agreement") with SkyTerra Communications Inc. ("SkyTerra"), a satellite communications company located in the United States, to enable the efficient use and development of our spectrum across the Americas and to support the commercial deployment of hybrid satellite/terrestrial services by SkyTerra. In May 2009, we were awarded rights over 30 MHz of S-band spectrum to develop hybrid satellite/terrestrial services for deployment across the 27 member states of the European Union. Although such developments are at an early stage, we expect opportunities to be driven by spectrum scarcity and/or new service innovation in the future.

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Develop and Deploy our Alphasat Satellite to Enhance our Service Offerings and Satellite Network Resilience.    In 2007, we announced that we had been selected by the European Space Agency ("ESA") to be the commercial partner for the joint development of a new satellite platform called Alphabus. As a result of our selection, Inmarsat will build, deploy and fully own a new satellite, called Alphasat, and will benefit from an effective public subsidy of approximately €150 million against the cost of building and launching the satellite. We expect that, when launched, Alphasat will allow us to deploy enhanced end-user service offerings in the key Europe, Middle East and Africa ("EMEA") markets and add continuity resilience to our Inmarsat-4 satellite network. In addition, we believe that the successful launch of Alphasat will postpone the need to deploy our next generation of replacement satellites and will result in a material deferral of the capital expenditure costs associated with developing and launching these satellites. The Alphasat satellite began construction in 2008 under a contract with Astrium Satellites ("Astrium") and is expected to be delivered in 2012. The Alphasat satellite will be capable of providing our services across the complete 41 MHz of L-band mobile satellite spectrum available over the EMEA region. This capability provides greater flexibility in spectrum utilisation compared to the current Inmarsat-4 satellite for the EMEA region, which is limited to providing service across 27 MHz of the L-band. In addition, Alphasat's advanced digital processor capability and optimised antenna coverage will allow up to 50% more capacity for our services as compared with an Inmarsat-4 satellite, while remaining compatible with established launch vehicles.

Recent Developments

Recent Developments relating to Inmarsat Group Limited and its subsidiaries

European S-band spectrum award

On 6 October 2008, our wholly-owned subsidiary, Inmarsat Ventures Limited, made an application under the European S-band Application Process ("ESAP") for an award of S-band spectrum for deployment of services across the 27 member states of the European Union. This followed our announcement in August 2008 that Thales Alenia Space ("Thales") and International Launch Services ("ILS") had been selected to support our ESAP application. On 13 May 2009, the European Commission selected two operators, Inmarsat Ventures Limited and Solaris Mobile Limited, as the successful applicants. Inmarsat Ventures Limited was awarded rights over 30 MHz of contiguous 2 GHz frequencies for use in a pan-European satellite and complementary terrestrial deployment.

Our S-band satellite programme, known as EuropaSat, aims to deliver next-generation telecommunications services across the European Union. These new services may include mobile multimedia broadcast, mobile broadband and next-generation MSS services for consumers, enterprise and institutional users throughout Europe, including those in remote and rural areas.

The further development of the EuropaSat satellite depends on our ability to significantly de-risk financial and/or market risk by means of an investment by, or partnership or collaboration with, substantial financial and/or strategic partners, as well as the favourable resolution of certain disputes between the European Commission and unsuccessful ESAP applicants who are seeking to contest the validity of the ESAP and the awards.

Possible strategic acquisition

We are currently in discussions with a third party regarding a potential acquisition of an established integrated satellite communications provider. We currently anticipate that the initial consideration for the acquisition would be less than US$150.0 million, excluding any contingent deferred consideration, and that the entity we may acquire will have no material indebtedness at closing. The entity we may potentially acquire has an established operating history, and in 2008 recorded revenues in excess of US$50.0 million together with positive operating profit and positive net income. We cannot guarantee that any agreement regarding this acquisition will be reached or, if an agreement is reached, the acquisition will be completed successfully.

Extension of Andrew Sukawaty's term of office

On 1 October 2009, we announced that Andrew Sukawaty had agreed to extend his role as Chairman and Chief Executive Officer until 30 September 2011, and then retain the role of Chairman until at least 30 September 2012.

Dividend to Inmarsat Holdings Limited

On 28 October 2009, we paid a dividend of US$58.4 million to Inmarsat Holdings Limited in connection with Inmarsat plc’s interim dividend (the "October Dividend").

Recent Developments Relating to Inmarsat plc

Inmarsat Group Limited and Inmarsat Finance plc are indirect wholly-owned subsidiaries of Inmarsat plc. Inmarsat plc and certain of its direct or indirect subsidiaries which are not subsidiaries of the Parent Guarantor, including Stratos, will not be party to the Indenture and will not be bound by the restrictive covenants contained therein. For a further description of our corporate structure, see "Summary Corporate and Financial Structure".

Harbinger Capital Partners

On 25 July 2008, Harbinger Capital Partners ("Harbinger") and SkyTerra announced their intention for SkyTerra to make an offer to acquire Inmarsat plc and its subsidiaries on terms to be announced following a satisfactory outcome of a regulatory approvals process. At the time of the announcement Harbinger held approximately 28.2% of the ordinary shares of Inmarsat plc. As of the date of this offering circular, we have not received an offer from Harbinger or SkyTerra. On 22 August 2008 and 26 March 2009, Harbinger submitted applications to the U.S. Federal Communications Commission (the "FCC") seeking review and pre-clearance of the transfer of control of the Inmarsat group to SkyTerra. As at the date of this offering circular, we are not aware of any decision by the FCC regarding the Harbinger applications. Harbinger has a substantial shareholding in SkyTerra and TerreStar Networks Inc. ("TerreStar"), both of which are our competitors in regional MSS in North America. See "Business—Competition—Regional MSS Competitors". On 23 September 2009, Harbinger announced a public offer to acquire the remaining shares of SkyTerra which it does not already own.

The board of directors of Inmarsat plc (the "Board") has announced its intention to maintain a constructive relationship with Harbinger (currently the largest shareholder in Inmarsat plc), and to consider carefully any future offer that may maximise value for Inmarsat plc's shareholders as a whole. The Board continues to remain highly confident in the standalone business prospects of Inmarsat plc and management's future plans for the continued independent development of the business.

Acquisition of Stratos Global Corporation

On 15 April 2009, Inmarsat plc announced that a direct wholly-owned subsidiary, Inmarsat Finance III Limited, completed the indirect acquisition of Stratos by exercising an option to acquire the entire share capital of CIP UK Holdings Limited ("CIP UK"), an indirect parent company of Stratos. The acquisition was previously funded in December 2007 and no additional financing was required to complete the transaction.

As a result of the acquisition, Stratos became an indirect wholly-owned subsidiary of Inmarsat plc. Stratos' operations will continue to be managed by the existing Stratos management team, reporting directly to Inmarsat plc at a corporate level.

Although Inmarsat plc completed the acquisition of CIP UK and therefore Stratos on 15 April 2009, Inmarsat plc has been consolidating the results of Stratos since 11 December 2007, the date on which it acquired the option over the entire share capital of CIP UK. During the period between 11 December 2007 and 15 April 2009, Inmarsat plc did not hold an equity interest in, nor have any control over the financial and operating policies of, nor any entitlement to receive dividends from, CIP UK or Stratos.

As a result of the acquisition of Stratos on 15 April 2009, Inmarsat plc indirectly assumed all the assets and liabilities of Stratos, including its existing indebtedness as at 31 December 2008. As the acquisition of Stratos occurred at the level of Inmarsat plc, none of CIP UK, CIP Canada Investment Inc. (which acquired the entire issued share capital of Stratos), Stratos, nor any of its subsidiaries is a Restricted Subsidiary (as defined in "Description of Notes—Certain Definitions") of the Parent Guarantor, and accordingly will not be bound by the restrictive covenants of the Indenture. None of the guarantors of the Notes will have any obligation with respect to the liabilities and indebtedness of Stratos. Equally, we will not benefit from any distributions by Stratos to Inmarsat plc.

We may agree with Inmarsat plc to a reorganisation in the future, such that Stratos would become an indirect wholly-owned subsidiary of Inmarsat Group Limited. However, no decision regarding such a reorganisation has been made and accordingly we cannot assure you that such a reorganisation will occur.

Under the terms of the Distribution Agreements between us and our distributors, including Stratos, Stratos will continue to purchase satellite capacity from us and provide certain related services. Payment and credit terms with Stratos will remain consistent with those offered to our other distributors.

SkyWave Mobile Communications

On 1 July 2009, Inmarsat plc acquired a 19% stake in the privately held SkyWave for cash consideration of US$10.0 million and non-cash consideration of US$11.5 million consisting of deferred airtime credits. Concurrent with this investment, SkyWave acquired assets relating to a competitor's SLDR business from its parent company, TransCore, a U.S.-based logistics operator for the transportation industry. SkyWave also entered into a sales distribution relationship with TransCore focusing on the North American trucking and rail segments of the SLDR sector.

In connection with this transaction, we simultaneously entered into a distribution agreement with SkyWave for the global supply of satellite capacity to SkyWave, which also provides for a fully-funded development programme by SkyWave for new products and services designed to work over the Inmarsat network.

The Transactions

During October 2009, we repaid US$50.0 million (the "October Debt Repayment") under our US$550.0 million senior credit agreement, dated 24 May 2005 (the "Previous Credit Facility").

On 6 November 2009, we made an initial drawdown of US$290.0 million under our US$500.0 million Senior Credit Facility (as defined herein), and used such borrowings, together with US$25.0 million of cash on hand, to simultaneously repay and effect the cancellation of the Previous Credit Facility. Such borrowing under the Senior Credit Facility and repayment and cancellation of the Previous Credit Facility, together with the October Debt Repayment, are collectively referred to herein as the "Senior Facility Refinancing". See "Description of Certain Financing Arrangements—Senior Credit Facility" for more information on the Senior Credit Facility.

On the date of the final offering circular, we intend to issue a notice of redemption for all of our outstanding 7 5/8% Senior Notes due 2012 issued under an indenture dated as of 3 February 2004 (the "Existing Senior Notes"), and Inmarsat Finance II plc intends to issue a notice of redemption for all of its outstanding 10 3/8% Senior Discount Notes due 2012 issued under an indenture dated as of 24 November 2004 (the "Existing Discount Notes"). We intend to use the proceeds from this offering to fund these redemptions. See "Use of Proceeds" for a description of the series of transactions relating to the redemption of the Existing Senior Notes and the Existing Discount Notes. The series of transactions resulting in the redemption of the Existing Senior Notes and the Existing Discount Notes, as well as the payments of any related fees and expenses, are collectively referred to herein as the "Existing Notes Refinancing".

The Senior Facility Refinancing and the Existing Notes Refinancing are collectively referred to herein as the "Refinancing". The October Dividend and the Refinancing are collectively referred to herein as the "Transactions".

Our Address

Our principal executive office is located at 99 City Road, London EC1Y 1AX, United Kingdom, and our telephone number is +44 (0)20 7728 1000. The website of Inmarsat Group Limited is www.inmarsat.com. The information provided on our website, other than the information expressly incorporated by reference herein, is not part of this offering circular and is therefore not incorporated by reference herein.

SUMMARY CORPORATE AND FINANCIAL STRUCTURE

The following chart sets forth a summary of our corporate and financing structure as of 30 September 2009, as adjusted to give pro forma effect to the Transactions. Please refer to "Use of Proceeds", "Capitalisation", "Description of Certain Financing Arrangements" and "Description of Notes" for more information.

(1)	For more information regarding Inmarsat plc’s shareholders, see "Principal Shareholders".

(2)	On 16 November 2007, Inmarsat plc issued US$287.7 million in principal amount of 1.75% convertible bonds due 2017 (the "Convertible Bonds"). The Convertible Bonds are convertible into ordinary shares of Inmarsat plc and have a 1.75% per annum coupon payable semi-annually and a yield to maturity of 4.50%. The Convertible Bonds have an initial conversion premium of 32.5% over the reference share price of £4.6193 representing approximately 5% of Inmarsat plc's then current issued share capital. The initial conversion price is US$12.694 and the total number of common shares to be issued if all Convertible Bonds are converted is 22.7 million shares. Inmarsat plc has an option to call the Convertible Bonds after seven years at their accreted principal amount under certain circumstances. In addition, holders of the Convertible Bonds have the right to require Inmarsat plc to redeem their Convertible Bonds at their accreted principal amount on 16 November 2012 and 16 November 2014 or following the occurrence of certain change of control events.

(3)	Represents the US$784.6 million Subordinated Intercompany Shareholder Funding Loan, net of an estimated US$465.6 million repayment with the proceeds of the offering of the Notes hereby, which will be used by Inmarsat Holdings Limited to redeem the Existing Discount Notes. See "Use of Proceeds" and "Description of Certain Financing Arrangements—Subordinated Intercompany Shareholder Funding Loan".

(4)	Each of the Subsidiary Guarantors and certain of our other subsidiaries are borrowers and/or guarantors under the Senior Credit Facility. See "Description of Certain Financing Agreements—Senior Credit Facility". The shares of Inmarsat Ventures Limited are charged, on a first priority basis, to secure the obligations of Inmarsat Investments Limited under the Senior Credit Facility. On a pro forma basis, at 30 September 2009, we had an additional US$210.0 million of borrowings available under the Senior Credit Facility.

(5)	On the issue date of the Notes, the Subsidiary Guarantors will be Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. During the year ended 31 December 2008, the Subsidiary Guarantors collectively (before intercompany eliminations) accounted for 122% of our consolidated revenue and 100% of our consolidated EBITDA. As at 31 December 2008, our Subsidiary Guarantors, accounted for 93% of our consolidated total assets, after deducting amounts due from, and investments in, fellow Subsidiary Guarantors.

(6)	Inmarsat Finance plc is a finance subsidiary whose only significant asset following the Refinancing, will be the Subordinated Intercompany Note Proceeds Loan.

THE OFFERING

The summary below describes the principal terms of the Notes and the guarantees relating to the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this offering circular contains a more detailed description of the terms and conditions of the Notes, including the definitions of certain terms used in this summary.

Issuer	Inmarsat Finance plc.

Parent Guarantor	Inmarsat Group Limited.

Subsidiary Guarantors	Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and certain future subsidiaries of the Parent Guarantor.

Notes Offered	US$650.0 million aggregate principal amount of % Senior Notes due 2017.

Issue Price	% plus accrued interest, if any, from the issue date.

Issue Date	On or about 2009.

Maturity Date	2017.

Interest Payment Dates	Interest on the Notes will be payable semi-annually in arrears on and of each year, commencing on 2010.

Ranking of the Notes	The Notes are general obligations of the Issuer and, following completion of the Existing Notes Refinancing, will be the only indebtedness of the Issuer. The Notes will be effectively subordinated to all obligations of the subsidiaries of the Parent Guarantor that do not guarantee the Notes.

The Issuer is a finance subsidiary of the Parent Guarantor which does not conduct any operations and its only significant asset following the Refinancing will be the Subordinated Intercompany Note Proceeds Loan.

Ranking of the Guarantees	The Parent Guarantee

The Parent Guarantor's guarantee of the Notes:

•	will be a general unsecured obligation of the Parent Guarantor;

•	will rank pari passu in right of payment to all indebtedness and other obligations of the Parent Guarantor; and

•	will rank senior in right of payment to any indebtedness of the Parent Guarantor that is expressly subordinated to the parent guarantee.

The Parent Guarantor is a holding company which does not conduct any operations, and its only assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited (whose only significant asset is the shares of Inmarsat Ventures Limited and certain intercompany receivables).

The parent guarantee will be effectively subordinated to all obligations of the subsidiaries of the Parent Guarantor that do not guarantee the Notes.

The Subsidiary Guarantees

The guarantees of the Notes by each Subsidiary Guarantor:

•	will be a general unsecured obligation of such Subsidiary Guarantor;

•	will be subordinated in right of payment to all existing and future senior debt of such Subsidiary Guarantor;

•	will rank pari passu in right of payment with any future senior subordinated indebtedness of such Subsidiary Guarantor; and

•	will rank senior in right of payment to any indebtedness of such Subsidiary Guarantor that is expressly subordinated to the relevant subsidiary guarantee.

The guarantee of each Subsidiary Guarantor will provide that it will not mature (and no amount will become due or payable thereunder) until a payment event of default under the Notes has occurred and either (i) 179 days have elapsed since the date of the event of default or (ii) if earlier, certain other events, including certain insolvency events related to the relevant Subsidiary Guarantor, have occured and are continuing; a secured party has taken enforcement action in respect of senior debt; or the Notes have matured. In addition, the guarantee of each Subsidiary Guarantor, other than Inmarsat Investments Limited, may be released in certain circumstances.

The subsidiary guarantees will be contractually subordinated in right of payment to all senior debt of the Subsidiary Guarantors and effectively subordinated to all obligations of the subsidiaries of the Parent Guarantor that do not guarantee the Notes.

For more information regarding the guarantees, see "Description of Notes—Guarantees".

Optional Redemption	The Issuer may redeem some or all of the Notes at any time prior to 2013 at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium as of, and accrued and unpaid interest up to, the redemption date. For a description of how to calculate the make-whole premium, see "Description of Notes—Optional Redemption".

The Issuer may redeem up to 35% of the aggregate principal amount of the Notes outstanding at any time prior to         2012 at a redemption price of (expressed as a percentage of the principal amount)         %, plus accrued and unpaid interest, with the proceeds of certain public equity offerings. The Issuer may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding and the redemption occurs within 90 days of the closing date of such public equity offering.

In addition, the Issuer may redeem some or all of the Notes on or after         2013 at the applicable redemption price described in the section entitled "Description of Notes—Optional Redemption".

Optional Redemption for Tax Reasons

The Issuer may redeem the Notes in whole, but not in part, at any time, if as a result of any changes in tax laws or their interpretation, the Issuer becomes obliged to pay any additional amounts. If the Issuer decides to redeem the Notes following such change, the Issuer must redeem the Notes at a price equal to the principal amount of the Notes plus accrued and unpaid interest to the date of redemption. See "Description of Notes—Optional Redemption for Tax Reasons".

Change of Control	Upon the occurrence of certain change of control events, combined with a confirmation of a rating of the Notes below the ratings on the issue date, the Issuer may be required to offer to repurchase all or a portion of a holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of Notes—Repurchase at the Option of Holders—Change of Control".

Covenants	The Issuer, the guarantors and The Bank of New York Mellon, as trustee, will be parties to the Indenture. The Indenture, among other things, will restrict the ability of the Issuer, the Parent Guarantor and its subsidiaries to:

•	make certain payments, including dividends or other distributions, with respect to the shares of the Parent Guarantor or its restricted subsidiaries;

•	incur or guarantee additional indebtedness and issue certain preference shares;

•	layer debt;

•	create or incur certain liens;

•	prepay or redeem subordinated debt or equity;

•	make certain investments;

•	create encumbrances on the payment of dividends or other distributions, loans or advances to and on the transfer of assets to the Parent Guarantor or any of its restricted subsidiaries;

•	sell, lease or transfer certain assets including shares of restricted subsidiaries;

•	engage in certain transactions with affiliates;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions;

•	merge, consolidate, amalgamate or combine with other entities; and

•	amend certain documents, including the Subordinated Intercompany Note Proceeds Loan.

If at any time the Notes receive a rating of Baa3 or better by Moody's Investors Service, Inc. ("Moody's") or a rating of BBB- or better from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. ("S&P"), and no default or event of default has occurred and is continuing, certain covenants will cease to be applicable to the Notes, regardless of any subsequent changes in the rating of the Notes.

Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of Notes—Certain Covenants".

Use of Proceeds	The proceeds from the offering of the Notes hereby will be used to redeem the Existing Senior Notes and the Existing Discount Notes, to pay the fees and expenses in relation to the offering of the Notes and for general corporate purposes. See "Use of Proceeds".

Form of Notes	The Notes will initially be issued in the form of one or more Global Notes, registered in the name of a nominee of, and deposited with a custodian for, DTC.

Ownership of interests in the Global Notes, and the book-entry interests therein, will be available only to persons who have accounts with DTC or persons that may hold interests through either of them. Book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC and its respective participants. Except as set out under the section "Book Entry, Delivery and Form—Definitive Registered Notes", participants in DTC will not be entitled to receive physical delivery of Notes in definitive form or to have Notes issued and registered in their names and, while the Notes are in global form, will not be considered the owners or holders thereof under the Indenture. See "Book Entry, Delivery and Form".

No Prior Market	Although the Initial Purchasers have informed us that they intend to make a market in the Notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the Notes will develop or be maintained.

Transfer Restrictions	The Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and are subject to restrictions on transferability and resale. See "Notice to Investors". We have not agreed to, or otherwise undertaken to, register the Notes (including by way of an exchange offer) and do not intend to so.

Listing	Application has been made to have the Notes admitted for trading on the Euro MTF market. We have also applied, through The Bank of New York Mellon (Luxembourg) S.A., our listing agent in Luxembourg, to list the Notes on the Official List of the Luxembourg Stock Exchange.

Ratings	The Notes are expected to be rated Ba3 by Moody's and BB+ by S&P. A rating is not a recommendation to buy, sell or hold securities and may be subject to a suspension, reduction or withdrawal at any time by the assigning rating agency.

Trustee, Transfer Agent, Registrar, Principal Paying Agent and Paying Agent	The Bank of New York Mellon.

Luxembourg Listing Agent, Transfer Agent, Registrar and Paying Agent	The Bank of New York Mellon (Luxembourg) S.A.

Governing Law of the Notes, the guarantees and the Indenture	New York law.

Risk Factors

Investing in the Notes involves substantial risks. Please see the section entitled "Risk Factors" for a description of some of the risks you should carefully consider before investing in the Notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The table below sets forth summary historical consolidated financial information as of and for the years ended 31 December 2006, 2007 and 2008 and summary historical condensed consolidated financial information as of and for the nine-month periods ended 30 September 2008 and 2009. The summary financial information as of and for the years ended 31 December 2006, 2007 and 2008 has been extracted from the audited consolidated financial statements prepared in accordance with IFRS, as adopted for use in the European Union and IFRS as issued by the IASB, and incorporated by reference in this offering circular. The summary financial information as of and for the nine-month periods ended 30 September 2008 and 2009 has been extracted from the unaudited condensed consolidated financial statements prepared on a basis consistent with IFRS and in accordance with IAS 34, "Interim Financial Reporting", and incorporated by reference in this offering circular. See "Documents Incorporated by Reference".

The table below also sets out unaudited consolidated financial information as of and for the twelve-month period ended 30 September 2009. This information has been derived from our financial statements incorporated by reference in this offering circular and is provided for illustrative purposes only.

The unaudited pro forma consolidated financial information set forth below reflects adjustments to give effect to the Transactions and is based upon available information and certain assumptions and estimates that we believe are reasonable. The unaudited pro forma consolidated financial information does not purport to present what our actual results of operations or financial position would have been had the Transactions occurred on the dates specified nor does it purport to project our results of operations or financial position at any future date. See "Presentation of Financial and Other Information – Financial Data".

You should read the table below in conjunction with "Capitalisation", "Selected Historical Consolidated Financial Information" and "Operating and Financial Review", as well as the consolidated financial statements and related notes thereto incorporated by reference into this offering circular.

	Year ended 31 December			Nine-month period ended 30 September		Twelve-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited	2009 unaudited
	(US$ in millions)
Consolidated Income Statement:
Revenue	500.1	557.2	634.7	474.1	513.3	673.9
Net operating costs	(168.4)	(173.7)	(203.4)	(144.2)	(137.6)	(196.8)
Depreciation and amortisation	(156.8)	(174.2)	(167.0)	(126.6)	(135.5)	(175.9)

Operating profit	174.9	209.3	264.3	203.3	240.2	301.2
Net interest payable	(84.7)	(81.4)	(72.1)	(57.3)	(64.0)	(78.8)

Profit before income tax	90.2	127.9	192.2	146.0	176.2	222.4
Income tax credit/(expense)	37.8	(29.0)	164.2	(42.8)	(46.4)	160.6

Profit for the period	128.0	98.9	356.4	103.2	129.8	383.0

Consolidated Cash Flow Data:
Cash inflow from operating activities	330.7	377.0	425.0	308.0	393.7	510.7
Cash flow for capital expenditure	(114.4)	(209.9)	(187.7)	(146.4)	(100.7)	(142.0)
Cash flow used in investing activities	(132.4)	(230.4)	(213.6)	(167.3)	(118.2)	(164.5)
Dividends paid	(101.4)	(135.3)	(159.6)	(104.1)	(86.5)	(142.0)
Cash flow used in financing activities	(193.0)	(154.4)	(197.5)	(129.9)	(172.9)	(240.5)

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	39.5	31.3	51.2	42.7	148.2	148.2
Current assets	209.7	212.2	272.8	257.4	340.6	340.6
Current liabilities	174.9	228.2	369.8	404.2	577.3	577.3
Total assets	1,979.2	1,998.1	2,131.5	2,074.0	2,181.7	2,181.7
Total liabilities	1,589.4	1,648.0	1,611.2	1,789.7	1,650.8	1,650.8
Shareholders' equity	389.8	350.1	520.3	284.3	530.9	530.9

Other Financial Data:
EBITDA (1)	331.7	383.5	431.3	329.9	375.7	477.1
EBITDA margin (2)	66%	69%	68%	70%	73%	71%
Free cash flow (3)	165.9	110.0	180.7	115.0	250.5	316.2
Pro forma cash and cash equivalents(4)						20.2
Pro forma net senior debt (5)						319.4
Pro forma Net External Debt (5)						969.4
Ratio of pro forma net senior debt to EBITDA						0.7	x
Ratio of pro forma Net External Debt to EBITDA						2.0	x
Ratio of EBITDA to pro forma cash interest expense (6)						6.9	x
Pro forma Fixed Charge Coverage Ratio(7)						5.9	x

(1)	EBITDA is a non-IFRS performance measure and is defined as profit for the period before net interest payable, taxation, depreciation and amortisation. For a discussion of EBITDA, see "Presentation of Financial and Other Information—Non-IFRS Financial Measures—EBITDA". A reconciliation of EBITDA to profit for the periods indicated is as follows:

	Year ended 31 December			Nine-month period ended 30 September		Twelve-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited	2009 unaudited
	(US$ in millions)
Profit for the period	128.0	98.9	356.4	103.2	129.8	383.0
Add back:
Income tax (credit)/expense	(37.8)	29.0	(164.2)	42.8	46.4	(160.6)
Net interest payable	84.7	81.4	72.1	57.3	64.0	78.8
Depreciation and amortisation	156.8	174.2	167.0	126.6	135.5	175.9

EBITDA	331.7	383.5	431.3	329.9	375.7	477.1

(2)	EBITDA margin is defined as EBITDA divided by revenue.

(3)	FCF is a non-IFRS performance measure and is defined as cash generated from operations less capital expenditure, capitalised operating costs, net interest and cash tax payments. See "Presentation of Financial and Other Information—Non-IFRS Financial Measures—Free Cash Flow". A reconciliation of FCF to cash from operations for the periods indicated is as follows:

	Year ended 31 December			Nine-month period ended 30 September		Twelve-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited	2009 unaudited
	(US$ in millions)
Cash generated from operations	328.7	371.7	425.2	307.3	398.8	516.7
Capital expenditure	(114.4)	(209.9)	(187.7)	(146.4)	(100.7)	(142.0)
Capitalised operating costs	(14.0)	(17.5)	(23.4)	(18.4)	(15.0)	(20.0)
Net cash interest paid	(33.9)	(34.4)	(32.1)	(27.2)	(27.2)	(32.1)
Cash tax paid	(0.5)	0.1	(1.3)	(0.3)	(5.4)	(6.4)

Free cash flow	165.9	110.0	180.7	115.0	250.5	316.2

(4)	Pro forma cash and cash equivalents reflects the pro forma adjustments to cash and cash equivalents to give effect to the Transactions. See "Capitalisation" for more information regarding the pro forma adjustments to cash and cash equivalents.

(5)	Senior debt is defined as indebtedness which is contractually and/or structurally senior to the subsidiary guarantees of the Notes, including indebtedness under the Senior Credit Facility. Pro forma net senior debt represents total senior debt after giving pro forma effect to the Transactions, net of pro forma cash and cash equivalents. Pro forma Net External Debt represents Net External Debt after giving pro forma effect to the Transactions. See "Capitalisation" for more information regarding the pro forma adjustments to our indebtedness and cash and cash equivalents.

(6)	Pro forma cash interest expense is adjusted to give effect to the Transactions as if they had occurred on 1 October 2008 and is calculated (i) using the assumption that drawings under the Senior Credit Facility of US$290.0 million remained constant over the twelve-month period (with interest on the Senior Credit Facility calculated using current three-month LIBOR plus the applicable margin) and (ii) using an assumed interest rate on the Notes.

(7)	Pro forma Fixed Charge Coverage Ratio is calculated based on the definition thereof set forth under "Description of Notes—Certain Definitions", and is adjusted to give effect to the Transactions as if they had occurred on 1 October 2008.

RISK FACTORS

In addition to the other information in this offering circular, you should carefully consider the risks described below before deciding whether to invest in the Notes. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition and results of operations. If any of the possible events described below were to occur, our business, financial condition and results of operations may be materially and adversely affected. If that happens, we and the Issuer may not be able to pay interest or principal on the Notes when due and you could lose all or part of your investment.

This offering circular contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this offering circular. See "Forward-Looking Statements".

Risks Relating to Our Business

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For the nine-month period ended 30 September 2009, two of our distribution partners, Stratos and Vizada, accounted for 43% and 36%, respectively, of our MSS revenues (as compared with 44% and 37%, respectively, for the year ended 31 December 2008). Mergers among distribution partners could also increase our reliance on a few key distributors of our services. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected. The loss of any key distribution partners could materially affect our routes to market, reduce customer choice or represent a significant bad debt risk. On 15 April 2009, our parent company, Inmarsat plc, indirectly acquired Stratos.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition today from a number of communications technologies in the various target sectors for our services. It is likely that we will continue to face increasing competition from other network operators in some or all of our target sectors in the future, particularly from satellite network operators. Competition from Iridium Communications Inc. ("Iridium") a global MSS operator, has been increasing. Iridium recently launched a maritime service that offers a 128 kbps capability and competes with the low end of our FleetBroadband capability. In addition, we also face regional competition for data and voice services from regional MSS operators such as Thuraya and SkyTerra, and to a lesser extent other regional MSS operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya, a leader in the provision of handheld SPS, offers a 444 kbps mobile data communications service on a regional basis and recently launched a regional maritime 60 kbps data service. Two other companies, DBSD North America Inc. ("ICO") in the United States and TerreStar, in the United States and Canada, plan to deploy MSS in North America in the near future. Both companies have launched satellites, but, as yet, do not have services available commercially. Both companies also use the S-band, which has more contiguous bandwidth than the L-band in which we operate and may accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals ("VSAT") or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT, together with increased C-band, Ku-band and Ka-band coverage and commoditisation, have increased, and we believe will continue to increase, the competitiveness of VSAT and hybrid systems in some traditional MSS sectors, including the maritime and aeronautical sectors. Businesses such as ARINC, CapRock, KVH, Row 44 Inc., MTN, Ship Equip and Vizada deploy mobile VSAT systems in direct competition with our maritime and aeronautical products. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

The development of combined satellite and terrestrial networks could interfere with our services.

On 29 January 2003, the FCC promulgated a general ruling (the "ATC Ruling") that MSS spectrum, including the L-band spectrum we use to operate our services, could be used by MSS operators to integrate ancillary terrestrial component ("ATC") services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC's decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC's assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites' 'footprint' overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Two of our three Inmarsat-4 satellites, three of our Inmarsat-3 satellites and two of our Inmarsat-2 satellites are currently visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they tried to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference and for us to replace or upgrade existing user terminals to avoid harmful interference.

Jurisdictions other than the United States are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. Pursuant to the ESAP, the European Commission has selected two operators, Inmarsat Ventures Limited and Solaris Mobile Limited, as the successful applicants for an award of 30 MHz each of contiguous S-band frequencies for use in the development and operation of a pan-European satellite and complementary terrestrial deployment.

We cannot assure you that the development of hybrid networks in the United States, Canada, Europe or in other countries will not result in harmful interference to our operations. If we are unable to prevent such interference it could have an effect on our revenues, profitability and liquidity.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

We must retain rights to use sufficient L-band and C-band spectrum necessary for the transmission of signals between our satellites and end-user terminals and between our satellites and our control stations. Our access to L-band spectrum and C-band spectrum is obtained through frequency coordination under International Telecommunication Union ("ITU") procedures. The L-band coordination is governed, in part, by sharing arrangements with other satellite operators that are re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators - one for operators whose satellites cover the Americas, and a second for those whose satellites cover Europe, Africa, Asia and the Pacific.

We agreed spectrum allocations for 2009 in the Europe, Africa, Asia and Pacific operators' review meeting. We, together with SkyTerra, also collectively have the rights to the majority of the L-band spectrum allocation in the Americas. As a result of the Cooperation Agreement we signed with SkyTerra in December 2007 for spectrum re-use and reorganisation of our respective L-band spectrum across the Americas, we have effectively agreed allocations for the Americas until at least 2013. See "Regulation—International Telecommunication Union Filings and Co-ordination Procedures". We believe those agreements provide sufficient spectrum to support our existing services for the duration of the agreements. As part of our business planning we may need to apply for additional spectrum to support our future services and existing services growth.

Competition for L-band and C-band spectrum from new operators or for new services or business opportunities could make it more difficult for us to retain rights to L-band and C-band spectrum or to take full advantage of future business opportunities by acquiring further L-band and C-band spectrum. If we were unable to retain sufficient rights to L-band and C-band spectrum, our ability to provide our services in the future could be prejudiced, which could have an adverse effect on our revenue, profitability and liquidity.

We rely on third-party distribution partners to provide ground infrastructure for our Existing and Evolved Services.

We sell our Existing and Evolved Services, which currently constitute the majority of our revenues, to third-party distribution partners, many of whom operate the LESs that transmit and receive those services to and from our satellites. If any of these distribution partners fail to provide or maintain these facilities, our Existing and Evolved Services may be interrupted. Such service interruption may be beyond our control and could adversely affect our revenue, as well as our reputation and our brand image.

We rely on third parties to manufacture and supply terminals for end-users to access our services and, as a result, we cannot control the availability of such terminals.

Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

•	reduce production of, or cease to manufacture, some of the terminals that access our services;

•	manufacture defective terminals that fail to perform to our specifications;

•	fail to build or upgrade terminals that meet end-users' requirements within our target sectors;

•	fail to meet delivery schedules or to market or distribute terminals effectively; or

•	sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

If any of these third parties decides to cease manufacturing terminals to access our services, we may not be able to immediately find a replacement supplier on favourable terms, if at all. Also, if any of our suppliers have difficulty manufacturing or obtaining the necessary parts or material to manufacture our products, our business may be adversely affected.

Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We are subject to foreign exchange risk.

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and, from time to time, a small proportion of our capital expenditures, are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. Although we generally hedge our foreign currency exposure in the short-term, there is no assurance that we will be able to adequately manage our foreign currency exposure in the longer-term or that our results of operations would not be affected by fluctuations of the US dollar against the pound sterling.

We may not be able to recruit and retain the number and calibre of management or employees necessary for our business, which may adversely affect our revenues, profitability and liquidity.

Technological competence and innovation are critical to our business and depend, to a significant degree, on the work of technically skilled employees. The market for the services of these types of employees is competitive. We may not be able to attract and retain these employees. If we are unable to attract and retain adequate technically skilled employees, including those supporting the development and provision of our higher bandwidth services, our competitive position could be materially adversely affected.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as "anomalies", that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers' errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, either of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see "—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity".

Meteoroid events pose a potential threat to all in-orbit satellites. The probability that a meteoroid will damage a satellite increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business.

Our ground network is subject to significant operational risks which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Our satellite system includes seven tracking, telemetry and control ground stations and four network co-ordination stations located around the world. See "Business—Our Network and Technology". If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely affect our revenues, profitability or liquidity. Inmarsat also operates three satellite access stations ("SASs") for our broadband services via our three Inmarsat-4 satellites. Two of these SASs provide service redundancy for the EMEA region, our busiest traffic area. However, the third SAS, located in Hawaii, is currently providing services to two Inmarsat-4 satellites over the Americas and Asia-Pacific regions. While significant on-site redundancy has been incorporated into the Hawaii SAS, no redundant site is currently available in case of a failure of the Hawaii SAS. As a result, a failure of our Hawaii SAS could result in a material adverse effect on our revenues, profitability and liquidity.

Our networks and those of our distribution partners may be vulnerable to security risks.

We expect the secure transmission of confidential information over our networks to continue to be a critical element of our operations. Our network and those of our distribution partners have in the past been, and may in the future be, vulnerable to unauthorised access, computer viruses and other security problems. Persons who circumvent our security measures could wrongfully obtain or use information on our network or cause interruptions, delays or malfunctions in our operations, any of which could have a material adverse effect on our revenues, profitability and liquidity. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any such breaches. Although we have implemented and intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and may result in system failures and delays that could have a material adverse effect on our revenues, profitability and liquidity.

The proposed use of frequency bands for terrestrial International Mobile Telecommunications ("IMT") that are not compatible with the LESs and SASs in the same band and in the same geographical area may cause interference with our services.

The 2007 World Radio Conference considered the identification of frequency bands for terrestrial IMT (3rd and 4th generation mobile) systems. C-band (3400—4200 MHz), which is used for our satellite feeder and telemetry links, was one of the candidate bands. The ubiquitous use of these systems is not compatible with the operation of satellite earth stations, such as the LESs/SASs, in the same band and in the same geographical area. As a result, in countries where IMT systems are deployed in the C-band, the existing LESs/SASs could suffer interference and accordingly, we may be unable to deploy new earth stations. If our ability to operate the LESs/SASs is limited by such interference, our revenues, profitability and liquidity could be adversely affected. Many countries have already licenced broadband wireless access systems, which are similar to IMT systems, in the C-band and others are expected to follow suit.

At the 2007 World Radio Conference, the "no change" campaign, led by Inmarsat and other major satellite players, successfully prevented a global C-band identification for IMT services. The lack of harmonised identification for IMT may slow down the momentum for IMT deployment in C-band. There were, however, several countries which identified the C-band portion of 3400-3600 MHz for IMT through country footnotes to the ITU's radio regulations (the "Radio Regulations"). These footnotes included technical constraints which will help to ensure protection of earth stations from IMT operations in neighbouring countries. However, protection within national boundaries of countries intending to deploy IMT in the C-band still needs to be discussed with the individual administrations. As a result, we are continuing to pursue protection of each LES and SAS through registration of stations with the ITU and discussion with LES operators and national administrations.

New or proposed satellites, such as Alphasat, are subject to construction and launch delay and launch failures, including a launch that fails to deliver a satellite to its designated orbital location after launch, or other satellite damage or destruction during launch, which could result in a total or partial satellite loss, the occurrence of which could have a material adverse effect our revenue, profitability and liquidity.

The construction and launch of satellites are subject to certain delays and risks. Delays can result from the delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 60 months or longer, and to obtain other launch opportunities. Such significant delays could adversely affect our operations and our revenues. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy. Any significant delay in the commencement of service of any satellite could affect our plans to replace an in-orbit satellite prior to the end of its service life. Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its on board propulsion systems to reach the desired orbital location, which would result in a reduction in its service life. The failure to implement our satellite deployment plan on schedule could have an adverse effect on our revenue, profitability and liquidity.

If we are required to shorten the expected useful lives of our satellites, our profitability could be adversely affected.

A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite's functions, the efficiency of the launch vehicle used and the remaining on board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, while our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, while our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter than their design lives. Changes in useful lives can have a significant effect on our depreciation charge and affect profitability. We regularly reassess the useful economic lives of our satellites for financial reporting purposes. In October 2004, the Inmarsat-3 satellites' useful lives were changed to better reflect their economic lives resulting from improvements in satellite technology as supported by engineering analysis. As a result, depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years. In October 2005, we prospectively changed the useful lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect the better than expected performance of the launch vehicles and the adoption of an optimised mission strategy which are expected to extend the orbital lives of these satellites beyond their initial design life.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have in-orbit insurance cover for our fleet of three Inmarsat-4 satellites until August 2010 and expect to maintain commercially prudent levels of insurance in the future.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our Inmarsat-4 satellites could have a material adverse effect on our financial condition, revenue, profitability and liquidity. In addition, higher premiums on insurance policies would increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Even where we have obtained in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Our current in-orbit insurance policies contain, and any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch another satellite to replace a failed operational satellite, the timing of such launch would be dependent on the completion of manufacture of such a replacement satellite and prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability cover on reasonable terms and conditions, if at all.

New technologies introduced by our competitors may reduce demand for our services or render our technologies obsolete, which may have a material adverse effect on the cost structure and competitiveness of our services, possibly resulting in a negative effect on our revenues, profitability and liquidity.

The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite and terrestrial systems. Advances or innovations in technology could render our technologies obsolete or less competitive by satisfying consumer demand in more attractive or cost-effective ways, or by introducing standards that are incompatible with ours. Obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability and liquidity.

Our business relies on intellectual property, some of which third parties own, and we may inadvertently infringe upon their patents and proprietary rights.

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringe upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licences from the holders of the intellectual property or to redesign those products in such a way as to avoid infringing upon others' patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licences or the availability and cost of any such licences. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

In addition, if a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Our next generation handheld service, GSPS, has not been completed and is subject to implementation risk.

Our next generation handheld service, GSPS, which will include ground network and user terminals, is currently under development and we may be subject to delays with its delivery. In particular, we will need to integrate all components of the infrastructure, including the handheld terminal and core module to be delivered by Sasken Communications Technologies Limited ("Sasken"), the delivery and installation of the ground station equipment by Lockheed Martin Integrated Solutions and Systems ("Lockheed Martin") and the commercial manufacture and production of the GSPS handheld terminal by Elcoteq SE ("Elcoteq"). See "Material Contracts". If any of these components were delivered late, the roll-out of GSPS, scheduled for the second quarter of 2010, may be delayed and could result in an adverse effect on our business and reputation.

In addition, for a new service such as GSPS, we cannot be certain that the product would be fully functional or be accepted by customers. In addition, there has been adverse publicity concerning alleged health risks associated with radio frequency transmission from mobile handheld telephones that have transmitting antennae. We are aware of other companies selling mobile handheld telephones that have been subject to lawsuits alleging various adverse health consequences, including cancer, as a result of mobile handheld telephone usage. Although we have not been party to any such lawsuits, we cannot be certain that we will not be subject to similar lawsuits in the future.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our MSS in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licences and authorisations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organisations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licencing of earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see "Regulation".

In particular, under the UK Outer Space Act 1986, we must obtain licences to conduct our business, including for the launch of our satellites. The terms of these licences provide that we indemnify the UK government without limit for any claim brought against it as a result of our licenced activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the licence. We also must maintain insurance of up to £100.0 million per satellite to be used to pay any sums to the UK government in respect of this indemnity. See "Regulation—Regulation of our Satellite System—UK Outer Space Act 1986".

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly adversely affect our business. In addition to the licences issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licences with respect to our existing services in approximately 14 countries, and are currently discussing terms and conditions with a number of other countries. Additional countries are considering whether to implement such licence requirements. These licence requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licences or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish an earth station or a point of presence in their countries as a condition to distribute our services in those countries. This has, in particular, been a barrier to entry in India. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the earth stations for our broadband and GSPS, we are required to obtain licences for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of earth stations will be contingent upon us or our distribution partners providing any countries as they may so require, with the ability to monitor calls made to or from such countries and/or to intercept traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we (and/or our distribution partners and/or their service providers) will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licences or offer our services on a timely basis.

Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licences and authorisations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

Our overall relationship with our distribution partners is governed by our Distribution Agreements. See "Material Contracts—Distribution Agreements". There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union competition laws. As of 1 May 2004, it is no longer possible to obtain an exemption from European Union competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfil European Union competition requirements. We have previously conducted a regulatory review of the terms of our Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines, including for breaches of competition laws, which in the case of the European Commission, is up to a maximum of 10% of a company's worldwide annual group revenues. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

We, our customers and the companies with which we or our customers do business may be required to have authority from each country in which we or such companies provide services or provide our or their customers use of our satellites. We may not be aware of whether some of our customers and/or companies with which we or our customers do business, do not hold the requisite licences and approvals as required in such countries.

Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorisations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue, our profitability and on our overall competitive position.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licences to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

Our distribution partners and service providers require licences and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licences to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licences for our handheld services in many jurisdictions in which they distribute our services or use our terminals, and they may fail to obtain those licenses. Any delay or failure by our distribution partners, their service providers or end-users to obtain required licences in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorised use that could adversely affect the reputation of our brand, which could have a material adverse effect on our revenues, profitability and liquidity.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

The ITU regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the Radio Regulations in order to avoid causing harmful interference between or among the respective satellite networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is coordinated in regional operator review meetings and negotiations. As evidenced by recent review meetings in Europe and Africa, Asia and the Pacific, it is not always possible to achieve unanimous agreement amongst operators. In North America, Inmarsat has recently achieved coordination of its satellites covering that region with SkyTerra. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to coordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks Relating to the Notes

Our existing or future debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the Notes.

We have a significant amount of debt and we may incur substantial additional debt in the future. As of 30 September 2009, on a pro forma basis for the Transactions, the principal amount of our Net External Debt (including the Notes) was US$969.4 million. In addition, as at the date of the offering circular, we had a further US$210.0 million of available, but undrawn, debt facilities under the Senior Credit Facility, which we may incur in the future. See "Description of Certain Financing Arrangements" for further information about our debt.

Our substantial debt could have important consequences to you as a holder of the Notes. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to the Notes and related guarantees;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cashflow available to fund capital expenditures, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry or our business;

•	increase our vulnerability to, and reduce our flexibility to respond to general and industry-specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

The terms of our debt restrict, and the Indenture will restrict, our ability to incur, but will not prohibit us from incurring, additional debt. The Indenture will permit us to incur substantially more senior debt than the indenture for the Existing Senior Notes currently permits us to incur. If we were to incur additional debt, the related risks we now face could increase.

We require a significant amount of cash to make payments on the Notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed herein.

Historically, we met our debt service and other cash requirements with cash flows from operations and borrowing facilities.

Although we believe that our expected cash flows from operating activities, together with cash on hand and available borrowing facilities, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operating activities, or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the Notes, or to fund our other liquidity needs. See "Operating and Financial Review".

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the Notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, and the terms of the Indenture, will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

The Notes and the guarantees will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

Not all of our subsidiaries will guarantee the Notes. During the year ended 31 December 2008, our Subsidiary Guarantors collectively (before intercompany eliminations) accounted for 122% of our consolidated revenue and 100% of our consolidated EBITDA. As at 31 December 2008, our Subsidiary Guarantors accounted for 93% of our consolidated total assets, after deducting amounts due from, and investments in, fellow Subsidiary Guarantors. However, certain of our significant licences and intellectual property (including our trademarks and most of our patents) are owned by non-guarantor subsidiaries.

Generally, claims of creditors of a non-guarantor subsidiary, including trade creditors and claims of preference shareholders (if any) of the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent entity, including claims against Inmarsat Investments Limited under the Subordinated Intercompany Notes Proceeds Loan and by noteholders under the guarantees. In the event of a liquidation, winding up, administration, reorganisation or any other insolvency of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt, their trade creditors and any preference shareholders before they would be able to distribute any of their assets to the Parent Guarantor or any other guarantor. As such, the Notes and the guarantees will each be structurally subordinated to the creditors (including trade creditors) and preference shareholders (if any) of our non-guarantor subsidiaries.

The Issuer and Inmarsat Investments Limited expect to rely on payments from Inmarsat Ventures Limited and its subsidiaries to fund payments on the Notes and Inmarsat Ventures Limited and its subsidiaries may not be able to make payments to us in some circumstances.

The Issuer is a finance subsidiary that conducts no business operations. It has no subsidiaries and a limited ability to generate revenue. The only asset of the Issuer following the Refinancing, will be the Subordinated Intercompany Note Proceeds Loan. If Inmarsat Investments Limited fails to make scheduled payments on the Subordinated Intercompany Note Proceeds Loan, we do not expect the Issuer to have any other sources of funds that would allow it to make payments to you. In addition, if payments by Inmarsat Investments Limited under the Subordinated Intercompany Note Proceeds Loan are subject to tax (including withholding tax), the Issuer may not have sufficient funds to enable it to meet its payment obligations to you.

Payments on the Subordinated Intercompany Note Proceeds Loan are restricted by the new intercreditor agreement entered into in connection with, inter alia, the Senior Facility Refinancing and the offering of the Notes (the "New Intercreditor Agreement") which, in general, precludes payments of principal on the

Subordinated Intercompany Note Proceeds Loan prior to its stated maturity but permits interest payments (although interest payments are subject to suspension in certain circumstances under the New Intercreditor Agreement). See "Description of Certain Financing Arrangements—New Intercreditor Agreement".

Furthermore, Inmarsat Investments Limited is a holding company and does not directly conduct any business operations. Inmarsat Investments Limited's only significant asset is the shares it holds in Inmarsat Ventures Limited. We do not expect Inmarsat Investments Limited to have any sources of funds that would allow Inmarsat Investments Limited to make payments to the Issuer on the Subordinated Intercompany Note Proceeds Loan or to otherwise make distributions to the Issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Investments Limited. If distributions by the operating subsidiaries of Inmarsat Investments Limited are subject to tax (including withholding tax), the amount of such payments or distributions to the Issuer may be reduced and the Issuer may not have sufficient funds to enable it to meet its payment obligations to you.

You will not have any direct claim on the cash flows of Inmarsat Investments Limited's operating subsidiaries that are not subsidiary guarantors and any such subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Notes or the Subordinated Intercompany Note Proceeds Loan or to make funds available to the Issuer or Inmarsat Investments Limited for these payments.

Each subsidiary guarantee of the Notes will not mature or be payable until certain events have occurred, and will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor.

Each subsidiary guarantee will:

•	be a general unsecured obligation of that Subsidiary Guarantor;

•	be subordinated in right of payment to all existing and future senior debt of such Subsidiary Guarantor;

•	rank pari passu in right of payment with any future senior subordinated indebtedness of such Subsidiary Guarantor; and

•	rank senior in right of payment to any indebtedness of such Subsidiary Guarantor that is expressly subordinated to the relevant subsidiary guarantee.

The subsidiary guarantees will not be due and payable unless: (i) an event of default arising out of the failure to pay any amount under the Notes or any related document occurs and is continuing and (ii) either (A) 179 days has elapsed since the date of the default or (B) if earlier, (1) certain insolvency events occur in respect of the relevant Subsidiary Guarantor, (2) certain senior declared defaults have occurred and are continuing, (3) the secured parties under the New Intercreditor Agreement have taken certain steps to enforce the their debt (other than hedging obligations) or (4) the arrival of the originally scheduled maturity date of the Notes.

All payments on the subsidiary guarantee of a Subsidiary Guarantor will be permanently blocked following a payment event of default with respect to any Designated Senior Debt, and will be blocked for 179 days following certain non-payment defaults with respect to the Designated Senior Debt, including the Senior Credit Facility or any other Designated Senior Debt.

Upon any distribution to creditors of a Subsidiary Guarantor in a winding-up, dissolution, administration, reorganisation, composition, liquidation, receivership or similar proceeding, the holders of Senior Debt of the relevant Subsidiary Guarantor will be entitled to be paid in full before any payment may be made with respect of the Subsidiary Guarantor's subsidiary guarantee. As a result, holders of Notes may receive less, rateably, in an insolvency, bankruptcy or similar proceeding of the Subsidiary Guarantors than the holders of Senior Debt of the Subsidiary Guarantors, including the lenders under our Senior Credit Facility.

For purposes of the foregoing, "Senior Debt" means (i) all indebtedness of the relevant Subsidiary Guarantor outstanding under the Senior Credit Facility and all hedging obligations with respect thereto; (ii) any other indebtedness of the relevant Subsidiary Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the subsidiary guarantee or the Subordinated Intercompany Note Proceeds Loan; and (iii) all obligations with respect to the preceding items; provided, that Senior Debt will not include (a) any liability for income or corporation taxes owed or owing by the relevant Subsidiary Guarantor; (b) any intercompany indebtedness of the relevant Subsidiary Guarantor or any of its affiliates; (c) any trade payables; (d) the portion of any indebtedness that is incurred in violation of the Indenture; or (e) indebtedness which is classified as non-recourse in accordance with IFRS or any unsecured claim arising in respect thereof by reason of the application of section II II(b)(I) of the U.S. Bankruptcy Code or any analogous provision under the laws of any jurisdiction.

For the purposes of the foregoing, "Designated Senior Debt" means: (i) until repaid in full, the Senior Credit Facility and (ii) any Senior Debt in an original principal amount exceeding US$150.0 million that is designated as Designated Senior Debt by the Parent Guarantor.

The Indenture will permit the trustee to accede to future intercreditor arrangements (without the consent of the holders of Notes) in favour of future holders of Designated Senior Debt in certain circumstances.

As of 30 September 2009, after giving pro forma effect to the Transactions, the aggregate amount of Senior Debt of the Subsidiary Guarantors (comprising borrowings under the Senior Credit Facility) would have been US$290.0 million, and US$210.0 million would have been available for additional senior borrowing under our Senior Credit Facility.

Each subsidiary guarantee of a Subsidiary Guarantor (other than Inmarsat Investments Limited) may be released in certain circumstances, including a sale of the shares of such Subsidiary Guarantor pursuant to an enforcement action by holders of secured debt. For more information regarding the guarantee release provisions of the Indenture, see "Description of Notes—Guarantees—Release of Guarantees".

Claims of our secured creditors will have priority with respect to their security over the claims of unsecured creditors, such as the holders of the Notes, to the extent of the value of the assets securing such indebtedness

The guarantees of the Notes will be unsecured on the issue date. Accordingly, claims of our secured creditors will have priority with respect to the assets securing their indebtedness over the claims of holders of the Notes. As such, each guarantee will be effectively subordinated to any secured indebtedness and other secured obligations of the relevant guarantor (including obligations with respect to the Senior Credit Facility) to the extent of the value of the assets securing such indebtedness or other obligations (other than to the extent such assets also secure the Notes and/or the relevant guarantees on an equal and ratable basis or priority basis). In the event of any foreclosure, dissolution, winding up, liquidation, reorganisation, administration or other bankruptcy or insolvency proceeding of any guarantor that has secured obligations, holders of secured indebtedness will have prior claims to the assets of such guarantor that constitute their collateral (other than to the extent such assets also secure the Notes and/or the relevant guarantees on an equal and ratable basis or priority basis). The holders of the Notes will participate ratably with all holders of the unsecured indebtedness of the relevant guarantor (other than our indebtedness to which the guarantees have been expressly subordinated), and potentially with all of their other general creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the relevant guarantor. In the event that any of the secured indebtedness of the relevant guarantor becomes due or the creditors thereunder proceed against the operating assets that secure such indebtedness, our assets remaining after repayment of that secured indebtedness may not be sufficient to repay all amounts owing in respect of the relevant guarantee. As a result, holders of Notes may receive less, ratably, than holders of secured indebtedness of the relevant guarantor.

As of 30 September 2009, after giving pro forma effect to the Transactions, we had an aggregate principal amount of US$290.0 million of secured indebtedness outstanding all of which related to the Senior Credit Facility and up to US$210.0 million was available for additional secured borrowings under the Senior Credit Facility. We will be permitted to borrow substantial additional indebtedness, including secured debt, in the future under the terms of the Indenture.

We are subject to restrictive debt covenants.

The Indenture governing the Notes will, among other things, contain certain provisions which may restrict our ability and the ability of our subsidiaries to do any of the following:

•	make certain payments, including dividends or other distributions, with respect to the shares of the Parent Guarantor or its restricted subsidiaries;

•	incur or guarantee additional indebtedness and issue certain preference shares;

•	layer debt;

•	create or incur certain liens;

•	prepay or redeem subordinated debt or equity;

•	make certain investments;

•	create encumbrances on the payment of dividends or other distributions, loans or advances to and on the transfer of assets to the Parent Guarantor or any of its restricted subsidiaries;

•	sell, lease or transfer certain assets including shares of restricted subsidiaries;

•	engage in certain transactions with affiliates;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions;

•	merge, consolidate, amalgamate or combine with other entities; and

•	amend certain documents, including the Subordinated Intercompany Note Proceeds Loan.

We are also subject to the affirmative and negative covenants contained in the Senior Credit Facility. The covenants in the Senior Credit Facility restrict, in certain circumstances, and covenants in our future senior debt may restrict, the ability of our subsidiaries to make, among other things, payments to us in order to enable us to make payments on the Notes, the guarantees or the Subordinated Intercompany Note Proceeds Loan. Our Senior Credit Facility contains certain restrictions on our business, including as to the acquisition or disposal of assets. In addition, our Senior Credit Facility also requires us to maintain specified financial ratios and satisfy financial condition tests provided for in the Senior Credit Facility. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under our Senior Credit Facility. Upon the occurrence of any event of default under our Senior Credit Facility, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could cancel the availability of the facilities and elect to declare all amounts outstanding under the Senior Credit Facility, together with accrued interest, immediately due and payable. In addition, any default under the Senior Credit Facility could lead to an event of default and acceleration under other debt instruments that contain cross default or cross acceleration provisions, including the Notes. If our creditors, including the creditors under our Senior Credit Facility, accelerate the payment of those amounts, we cannot assure you that our assets and the assets of our subsidiaries would be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries which would be due and payable and to make payments to us to enable us to repay the Notes in full or in part. In addition, if we were unable to repay those amounts, our creditors, including the lenders under the Senior Credit Facility, could proceed against any collateral granted to them to secure repayment of those amounts.

All of the limitations under the Indenture and the Senior Credit Facility will be subject to important exceptions and qualifications. The covenants to which we are subject could limit our ability to finance our future operations and capital needs as well as our ability to pursue business opportunities and activities that may be of interest to us. See "Description of Notes—Certain Covenants".

Certain covenants may fall-away upon the occurrence of a change in our ratings.

The Indenture will provide that, if at any time following the date of the Indenture, the Notes receive a rating of Baa3 or better by Moody's or a rating of BBB- or better from S&P and no default or event of default has occurred and is continuing, then beginning that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, certain covenants will cease to be applicable to the Notes. See "Description of Notes—Certain Covenants—Changes in Certain Covenants when Notes Rated Investment Grade".

If these covenants were to cease to be applicable, we would be able to incur additional indebtedness or make payments, including dividends or investments, which may conflict with the interest of holders of the Notes. There can be no assurance that the Notes will ever achieve an investment grade rating or that any such rating will be maintained.

We are subject to English insolvency laws and, with respect to Inmarsat Launch Company Limited, Isle of Man insolvency laws, which pose particular risks for holders of the Notes.

All of the obligors in respect of the Notes and guarantees (other than Inmarsat Launch Company Limited) are incorporated, have their registered offices and conduct the administration of their respective businesses on a regular basis, in England and Wales.

On the basis of those factors, an English Court would be likely to conclude those entities have their "centre of main interests" in England, within the meaning of Council Regulation (EC) No 1346/2000 of 29 May 2000 on Insolvency Proceedings (the "EU Insolvency Regulation"), and therefore determine that those entities are eligible to commence insolvency proceedings in England that would constitute "main insolvency proceedings" under article 3(1) of the EU Insolvency Regulation. English law would apply to such main insolvency proceedings, subject to particular exceptions set out in the EU Insolvency Regulation.

The proceedings that may constitute English main insolvency proceedings with respect to corporate debtors are voluntary winding-up or winding-up by the court, which involve the appointment of a liquidator; administration, involving the appointment of an administrator; and company voluntary arrangement, involving a company reaching a compromise or arrangement with its creditors, each under the Insolvency Act 1986 (UK).

The rights of creditors are particularly curtailed in an administration. Upon the appointment of an administrator, no step may be taken to commence or institute legal process (including legal proceedings, execution, distress or diligence) against the company or property of the company, except with the consent of the administrator or leave of the court. A court will apply discretionary factors in determining any application for leave, in light of the statutory objectives of administration, which in priority are the rescue of the company as a going concern; achieving a better result for the company's creditors as a whole than would be likely if the company were wound up (without first being in administration); or realising property in order to make a distribution to one or more secured or preferential creditors.

Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to unwind a transaction entered into by such company, if such company were unable to pay its debts (as defined in Section 123 of the UK Insolvency Act 1986) at the time of, or as a result of, the transaction and enters into liquidation or administration proceedings within two years of the completion of the transaction. A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company 'at an undervalue,' that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene, however, if a company entered into the transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. We believe that the Notes will not be issued on terms that would amount to a transaction at an undervalue, and further, that the offering is in good faith for the purposes of carrying on our business, and that there are reasonable grounds for believing that the transaction will benefit us. We cannot assure you, however, that the issuance of the Notes will not be challenged by a liquidator or administrator or that a court would support our analysis.

A liquidator or administrator of one of our English-incorporated guarantors could apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the Notes. We believe that each guarantee will not be provided in a transaction at an undervalue, and that each guarantee will be provided in good faith for the purposes of carrying on the business of each guarantor and its subsidiaries, and that there are reasonable grounds for believing that the transactions will benefit each such guarantor. We cannot assure you, however, that the provision of the guarantees will not be challenged by a liquidator or administrator, or that a court would support our analysis.

In respect of Inmarsat Launch Company Limited, the principles which underpin Isle of Man insolvency law are substantially the same as those which underpin English insolvency law. Therefore, the foregoing analysis in relation to the English-incorporated guarantors is broadly correct in terms of the Manx-incorporated guarantor. Isle of Man statute has no direct equivalent to the concept of administration contained in the UK Insolvency Act 1986 or Section 238 of the UK Insolvency Act 1986; however, the common law of the Isle of Man recognises that a transaction entered into at an undervalue in relation to a Manx-incorporated company may, in certain cases, be open to examination.

We may not be able to finance a change of control offer required by the Indenture.

Upon the occurrence of certain change of control events followed by a ratings downgrade of the Notes below the ratings on the issue date, the Issuer may be required to offer to repurchase all outstanding Notes at 101% of the principal amount of the Notes plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a "change of control" (as defined in the Indenture) were to occur, we cannot assure you that the Issuer would have sufficient funds available at such time, or that we would have sufficient funds at that time to fund the Issuer to pay the price of the outstanding Notes or that the restrictions in our Senior Credit Facility would allow the Issuer to make such required repurchase. Furthermore, the New Intercreditor Agreement prohibits Inmarsat Investments Limited from paying principal on the Subordinated Intercompany Note Proceeds Loan prior to its originally scheduled maturity for so long as any Designated Senior Debt is outstanding. A change of control may result in an event of default under our Senior Credit Facility and may cause the acceleration of other indebtedness which may be senior to the Notes or rank equally with the Notes. In any case, we expect that we would require third-party financing to make a change of control offer. We cannot assure you that we would be able to obtain this financing. See "Description of Notes—Repurchase at the Option of Holders—Change of Control" and "Summary—Recent Developments".

The change of control provision contained in the Indenture may not necessarily afford you protection in the event of certain important corporate events, including a reorganisation, restructuring, merger or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a "change of control" as defined in the Indenture. Except as described under "Description of Notes—Repurchase at the Option of Holders—Change of Control", the Indenture will not contain provisions that would require the Issuer to offer to repurchase or redeem the Notes in the event of a reorganisation, restructuring, merger, recapitalisation or similar transaction.

The definition of "change of control" in the Indenture will include a disposition of all or substantially all of the properties or assets of the Parent Guarantor and its subsidiaries taken as a whole to any person. Although there is a limited body of case law interpreting the phrase "all or substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Parent Guarantor and its subsidiaries taken as a whole. As a result, it may be unclear as to whether a change of control has occurred and whether the Issuer is required to make an offer to repurchase the Notes.

The Notes may be issued with original issue discount ("OID") for U.S. federal income tax purposes.

If the issue price of a Note is less than its principal amount by more than a de minimis amount, U.S. holders will be subject to special U.S. federal income tax rules with respect to this OID. In such case, U.S. holders would be required to include any OID in income, in advance of the receipt of cash to which such income is attributable. See "Tax and Other Considerations—U.S. Federal Income Taxation—Original Issue Discount".

You may not be able to sell your Notes.

Although an application has been made for the Notes to be listed on the Official List and admitted to trading on the Euro MTF market, we cannot assure you that the Notes will become or remain listed. Although no assurance is made as to the liquidity of the Notes as a result of the admission to trading on the Euro MTF market, failure to be approved for listing or the delisting of the Notes, as applicable, from the Official List of the Luxembourg Stock Exchange may have a material effect on a holder's ability to resell the Notes in the secondary market.

In addition, we cannot assure you as to:

•	the liquidity of any market that may develop for the Notes;

•	your ability to sell your Notes; or

•	the prices at which you would be able to sell your Notes.

Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The Initial Purchasers have advised us that they currently intend to make a market in the Notes. However, they are not obliged to do so, and any market making may be discontinued at any time without notice. As a result, there is no assurance that there will be an active trading market for the Notes. If no active trading market develops, you may not be able to resell your holding of the Notes at a fair value, if at all.

The liquidity of a trading market for the Notes may be adversely affected by a general decline in the market for similar securities and is subject to disruptions that may cause volatility in prices. It is possible that the market for the Notes will be subject to disruptions. Any such disruption may have a negative effect on you, as a holder of the Notes, regardless of our prospects and financial performance.

In addition, the Indenture will allow the Issuer to issue additional Notes in the future which could adversely impact the liquidity of the Notes. See "Description of Notes—Principal, Maturity and Interest".

Transfers of the Notes will be restricted.

We have not registered the offer of the Notes, and are not obligated to register the Notes, under the Securities Act or any other securities laws. You may not offer or sell the Notes, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. We have not agreed to, or otherwise undertaken to register the Notes (including by way of an exchange offer) and do not intend to do so. You should read the discussions in "Notice to Investors" for further information about these and other transfer restrictions. It is your obligation to ensure that your offers and sales of Notes comply with applicable law.

The Notes will initially be held in book-entry form and therefore prospective investors must rely on the procedures of the relevant clearing system to exercise any rights and remedies.

Unless and until Definitive Notes are issued in exchange for book-entry interests in the Notes, owners of the book-entry interests will not be considered owners or holders of Notes. Instead, DTC, or its nominee, will be the sole holder of the Notes.

Payments of principal, interest and other amounts owing on or in respect of the Notes in global form will be made to The Bank of New York Mellon, as principal paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants' accounts (including Euroclear and Clearstream, Luxembourg) that hold book-entry interests in the Notes in global form and credited by such participants to indirect participants. After payment to DTC, none of the Issuer, any of its subsidiaries, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments of interest, principal or other amounts to DTC, or to owners of book-entry interests.

Unlike holders of the Notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the Notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC, Euroclear or Clearstream, Luxembourg, or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

USE OF PROCEEDS

The aggregate gross proceeds of the offering of the Notes will be US$650.0 million which through a series of steps will be used to redeem our outstanding Existing Senior Notes and the Existing Discount Notes issued by Inmarsat Finance II plc. This will be achieved as follows:

(i)	the Issuer will make the Subordinated Intercompany Note Proceeds Loan of US$650.0 million to Inmarsat Investments Limited. See "Description of Certain Financing Arrangements—Subordinated Intercompany Note Proceeds Loan";

(ii)	Inmarsat Investments Limited will use US$164.5 million to fully repay an existing subordinated intercompany note proceeds loan between Inmarsat Finance plc and Inmarsat Investments Limited. Inmarsat Finance plc will in turn redeem US$160.4 million, or 100% of the principal amount of the Existing Senior Notes outstanding, together with the related redemption premium of US$4.1 million;

(iii)	Inmarsat Investments Limited will use US$465.6 million to partly repay an intercompany loan from Inmarsat Group Limited. Inmarsat Group Limited will then partially repay US$465.6 million of the Subordinated Intercompany Shareholder Funding Loan from Inmarsat Holdings Limited. See "Description of Certain Financing Arrangements—Subordinated Intercompany Shareholder Funding Loan". Inmarsat Holdings Limited will then fully repay an existing subordinated discount note proceeds loan from Inmarsat Finance II plc. Inmarsat Finance II plc will in turn redeem US$450.0 million, or 100% of the principal amount of the Existing Discount Notes outstanding, together with the related redemption premium of US$15.6 million;

(iv)	Inmarsat Investments Limited will pay fees and expenses in relation to the offering of the Notes; and

(v)	Inmarsat Investments Limited will hold any surplus proceeds for general corporate purposes.

As of the date of this offering circular, a principal amount of US$160.4 million was outstanding under the Existing Senior Notes, which mature on 30 June 2012. The redemption premium applicable from 1 March 2009 to 28 February 2010 is 102.542%. As of the date of this offering circular, a principal amount of US$450.0 million was outstanding under the Existing Discount Notes which mature on 15 November 2012. The redemption premium applicable from 15 November 2009 to 14 November 2010 is 103.458%.

The Issuer and Inmarsat Finance II plc intend to issue notices of redemption relating to the Existing Senior Notes and the Existing Discount Notes, respectively, on the date of the final offering circular.

CAPITALISATION

The following table sets forth (i) the unaudited actual capitalisation of Inmarsat Group Limited, as of 30 September 2009, and (ii) the unaudited pro forma capitalisation of Inmarsat Group Limited, as of 30 September 2009, adjusted to give effect to the Transactions.

You should read this table in conjunction with "Use of Proceeds", "Operating and Financial Review", "Description of Certain Financing Arrangements", "Description of Notes" as well as the consolidated financial statements and the notes thereto incorporated by reference in this offering circular.

There have been no material changes to our capitalisation since 30 September 2009, except as set forth below.

	As at 30 September 2009 unaudited
	Actual		Adjustments		Pro forma
	(US$ in millions)
Cash and cash equivalents	148.2		(128.0	) (1)	20.2

Bank overdrafts	0.1		—		0.1
Deferred satellite payments(2)	49.5		—		49.5
Previous Credit Facility	365.0		(365.0) (3)		—
Senior Credit Facility	—		290.0 (3)		290.0	(4)

Total senior debt	414.6		(75.0)		339.6

Existing Senior Notes	160.4	(5)	(160.4)		—
Premium on Existing Senior Notes	0.5		(0.5)		—
Notes offered hereby	—		650.0		650.0

Total external debt	575.5		414.1		989.6

Subordinated Intercompany Shareholder Funding Loan	784.6		(465.6)		319.0
Intercompany loan	2.7		—		2.7

Total debt (6)	1,362.8		(51.5)		1,311.3

Shareholders' equity	530.9		(8.1) (7)		522.8

Total capitalisation	1,893.7		(59.6)		1,834.1

(1)	Pro forma adjustments to cash and cash equivalents comprise:

•	the October Debt Repayment;

•	the repayment of US$25.0 million relating to the Previous Credit Facility, being the difference between the repayment of the Previous Credit Facility of US$225.0 million and the drawdown of US$200.0 million under the term loan portion of the Senior Credit Facility in connection with the Senior Facility Refinancing;

•	the October Dividend;

•	the payment of certain fees and expenses in relation to the Senior Facility Refinancing; and

•	the additional estimated surplus proceeds from the offering of the Notes, after giving effect to the use of proceeds, as described in "Use of Proceeds".

(2)	Deferred satellite payments represent the net present value of future payments to the relevant satellite manufacturer which are dependent on the future performance of each satellite and are recognised when the satellite becomes operational.

(3)	Pro forma adjustments to the Previous Credit Facility and the Senior Credit Facility reflect the Senior Facility Refinancing. Borrowings of US$290.0 million under the Senior Credit Facility comprise US$200.0 million under the term loan portion of the Senior Credit Facility and US$90.0 million under the revolving portion of the Senior Credit Facility. See "Description of Certain Financing Arrangements—Senior Credit Facility".

(4)	In addition to the drawn term loan under the Senior Credit Facility, we have a US$300.0 million revolving credit facility under the Senior Credit Facility which may be used to fund investing activities and capital expenditure as well as working capital requirements. At the date of this offering circular, we had US$210.0 million of additional borrowings available under the Senior Credit Facility.

(5)	Represents Existing Senior Notes net of Existing Senior Notes held in treasury. The Existing Senior Notes held in treasury were cancelled on 9 October 2009.

(6)	For the purposes of this "Capitalisation" table, indebtedness is reflected at its principal amount. Under IFRS, however, for purpose of our balance sheet, indebtedness is stated at the net proceeds received (i.e., including any premium, as well as and after deducting debt issuance costs). As at 30 September 2009, the table excludes the impact of deferred financing fees related to the Previous Credit Facility of US$0.3 million and to the Existing Senior Notes of US$4.2 million (which have been netted against the principal outstanding under the Previous Credit Facility and the Existing Senior Notes, respectively, in our consolidated financial statements). For the pro forma numbers, the table excludes the impact of deferred financing fees related to the Senior Credit Facility of approximately US$11.2 million and to the Notes offered hereby of approximately US$11.8 million (which will be netted against the principal outstanding under the Senior Credit Facility and the Notes offered hereby, respectively, in the consolidated financial statements). Debt issuance costs are amortised using the effective interest rate method over the life of the debt to which they relate, approximately 2.5 years for the Senior Credit Facility and eight years for the Notes offered hereby.

(7)	The adjustment to shareholders' equity reflects: (i) pro forma losses of US$0.3 million and US$4.2 million recognised in connection with the write-off of unamortised costs in relation to the Previous Credit Facility and the Existing Senior Notes, respectively; (ii) a pro forma loss of US$4.1 million recognised in relation to the write-off of the redemption premium incurred in relation to the redemption of the Existing Senior Notes; and (iii) a pro forma gain of US$0.5 million recognised in relation to the write-off of the capitalised premium on the Existing Senior Notes. The adjustment to shareholders' equity does not take into account any tax implications relating to the Transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The table below sets forth selected historical consolidated financial information as of and for the years ended 31 December 2006, 2007 and 2008 and selected historical condensed consolidated financial information as of and for the nine-month periods ended 30 September 2008 and 2009. The selected financial information as of and for the years ended 31 December 2006, 2007 and 2008 has been extracted from the audited consolidated financial statements prepared in accordance with IFRS, as adopted for use in the European Union and as issued by the IASB, and incorporated by reference in this offering circular. The selected financial information as of and for the nine-month periods ended 30 September 2008 and 2009 has been extracted from the unaudited condensed consolidated financial statements prepared on a basis consistent with IFRS and in accordance with IAS 34, "Interim Financial Reporting", and incorporated by reference in this offering circular. See "Documents Incorporated by Reference".

You should read the table below in conjunction with "Operating and Financial Review", as well as the consolidated financial statements and related notes thereto incorporated by reference into this offering circular.

Year ended 31 December	Nine-month period ended 30 September
2006	2007	2008	2008 unaudited	2009 unaudited
(US$ in millions)
Consolidated Income Statement:
Revenue	500.1	557.2	634.7	474.1	513.3
Net operating costs	(168.4)	(173.7)	(203.4)	(144.2)	(137.6)
Depreciation and amortisation	(156.8)	(174.2)	(167.0)	(126.6)	(135.5)

Operating profit	174.9	209.3	264.3	203.3	240.2
Interest receivable and similar income	8.2	5.2	11.2	4.8	1.7
Interest payable and similar charges	(92.9)	(86.6)	(83.3)	(62.1)	(65.7)

Net interest payable	(84.7)	(81.4)	(72.1)	(57.3)	(64.0)

Profit before income tax	90.2	127.9	192.2	146.0	176.2
Income tax credit/(expense)	37.8	(29.0)	164.2	(42.8)	(46.4)

Profit for the period	128.0	98.9	356.4	103.2	129.8

Consolidated Cash Flow Data:
Cash inflow from operating activities	330.7	377.0	425.0	308.0	393.7
Cash flow for capital expenditure	(114.4)	(209.9)	(187.7)	(146.4)	(100.7)
Cash flow used in investing activities	(132.4)	(230.4)	(213.6)	(167.3)	(118.2)
Dividends paid	(101.4)	(135.3)	(159.6)	(104.1)	(86.5)
Cash flow used in financing activities	(193.0)	(154.4)	(197.5)	(129.9)	(172.9)

Consolidated Balance Sheet Data (as at period end):
Cash and cash equivalents	39.5	31.3	51.2	42.7	148.2
Current assets	209.7	212.2	272.8	257.4	340.6
Current liabilities	174.9	228.2	369.8	404.2	577.3
Total assets	1,979.2	1,998.1	2,131.5	2,074.0	2,181.7
Total liabilities	1,589.4	1,648.0	1,611.2	1,789.7	1,650.8
Shareholders' equity	389.8	350.1	520.3	284.3	530.9

Other Financial Data:
EBITDA (1)	331.7	383.5	431.3	329.9	375.7
Ratio of earnings to fixed charges (2)	2.1	x	2.6	x	3.7	x	3.5	x	3.8	x

(1)	EBITDA is a non-IFRS performance measure and is defined as profit for the period before net interest payable, taxation, depreciation and amortisation. For a discussion of EBITDA, see "Presentation of Financial and Other Information—Non-IFRS Financial Measures—EBITDA". A reconciliation of EBITDA to profit for the periods indicated is as follows:

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)

Profit for the period	128.0	98.9	356.4	103.2	129.8
Add back:
Income tax (credit)/expense	(37.8)	29.0	(164.2)	42.8	46.4
Net interest payable	84.7	81.4	72.1	57.3	64.0
Depreciation and amortisation	156.8	174.2	167.0	126.6	135.5

EBITDA	331.7	383.5	431.3	329.9	375.7

(2)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of profit/(loss) before tax plus fixed charges and amortisation of capitalised interest. Fixed charges consist of net interest payable, including amortisation of deferred debt issuance costs and the portion of lease expense representative of interest expense.

OPERATING AND FINANCIAL REVIEW

The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Group Limited and its consolidated subsidiaries, based on the audited consolidated financial statements as of and for the years ended 31 December 2006, 2007 and 2008 (prepared in accordance with IFRS, as adopted for use in the European Union and IFRS as issued by the IASB) and the unaudited condensed consolidated financial statements as of and for the nine-month periods ended 30 September 2008 and 2009 (prepared on a basis consistent with IFRS and in accordance with IAS 34, "Interim Financial Reporting"). You should read the following discussion in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference in this offering circular.

The following discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but are rather based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in the sections entitled "Risk Factors," "Forward-Looking Statements" and other sections of this offering circular.

Operating Environment and Overview

We believe that we are the leading provider of global MSS. We have been designing, implementing and operating satellite networks for over 30 years. During the periods presented we generated more than 97% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, e-mail, intranet, internet access and leasing services. End-users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialised navigation transponders, primarily for use in commercial aviation, for up to five years.

Other income includes revenue from launch support services for other satellite operators, rental income, conference facility services and income from the sale of regional broadband global area network ("R-BGAN") terminals (discontinued from 31 December 2008) and SPS terminals.

We report our results of operations in US dollars.

The following tables set out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues.

	Nine-month period ended 30 September 2008 unaudited		Nine-month period ended 30 September 2009 unaudited
	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
Voice services	78.4	16.5	79.0	15.4
Data services	171.2	36.1	186.8	36.4

Total maritime sector	249.6	52.6	265.8	51.8
Land mobile sector:
Voice services	8.7	1.8	6.5	1.3
Data services	98.2	20.7	102.3	19.9

Total land mobile sector	106.9	22.5	108.8	21.2
Aeronautical	46.2	9.8	55.2	10.8
Leasing	58.5	12.4	76.1	14.8

Total MSS	461.2	97.3	505.9	98.6
Other income	12.9	2.7	7.4	1.4

Total revenues	474.1	100.0	513.3	100.0

	Year ended 31 December
	2006		2007		2008
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
Voice services	100.9	20.2	102.6	18.4	104.7	16.5
Data services	183.8	36.7	207.7	37.3	227.8	35.9

Total maritime sector	284.7	56.9	310.3	55.7	332.5	52.4
Land mobile sector:
Voice services	19.2	3.8	14.8	2.6	11.3	1.8
Data services	96.9	19.4	111.0	19.9	130.5	20.5

Total land mobile sector	116.1	23.2	125.8	22.5	141.8	22.3
Aeronautical	30.7	6.1	44.3	8.0	64.4	10.1
Leasing	60.3	12.1	66.2	11.9	79.7	12.6

Total MSS	491.8	98.3	546.6	98.1	618.4	97.4
Other income	8.3	1.7	10.6	1.9	16.3	2.6

Total revenues	500.1	100.0	557.2	100.0	634.7	100.0

	As at 31 December			As at 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
Active Terminals (1)(2)(3)
Maritime	139,517	147,347	155,826	151,373	169,599
Land	80,848	77,200	78,975	80.411	73,562
Aeronautical	7,675	8,883	10,136	9,800	10,804

Total	228,040	233,430	244,937	241,584	253,965

(1)	Active terminals are the number of subscribers or terminals that have been used to access our commercial services (except certain SPS terminals) at any time during the preceding twelve-month period and registered at 31 December. Active terminals also include the average number of certain SPS terminals (which we have previously referred to as ACeS handheld terminals) active on a daily basis during the period.

(2)	Active terminals as at 30 September 2009 include, 8,773 SPS terminals and 31,864 BGAN subscribers, as compared with 9,156 SPS terminals and 26,204 BGAN subscribers as at 30 September 2008. As at 31 December 2006, 2007 and 2008, the number of SPS terminals was 9,605, 9,298 and 8,074, respectively, and the number of BGAN subscribers was 7,119, 15,817 and 27,635, respectively.

(3)	Active terminals exclude our terminals (Inmarsat D+ and IsatM2M) used to access our SLDR or telemetry services. At 30 September 2009, we had 231,486 SLDR terminals (Inmarsat D+ and IsatM2M).

Significant Factors Affecting Our Results of Operations

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of MSS revenues, revenues from voice services decreased from 32% during 2005 to 20% during the nine-month period ended 30 September 2009, while revenues from our data services increased from 68% to 80% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar Inc. ("Globalstar") and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly for our broadband services. The growth in data revenues is expected to more than offset the decline in voice revenues in the future.

Effect of Distribution Agreements

The Distribution Agreements took effect from 15 April 2009. These replaced our previous distribution agreements (the "Old Distribution Agreements") which expired on 14 April 2009. The Distribution Agreements include space segment access agreements (each a "SSAA"), network service distribution agreements (each a "NSDA"), and lease services provider agreements (each a "Lease Agreement"). See "Material Contracts—Distribution Agreements".

The Distribution Agreements amended the terms of the volume discount scheme contained in our Old Distribution Agreements. This amendment was effective as from 1 May 2009, resulting in changes to the services eligible for volume discounts and the implementation of a more even allocation of volume discounts during the year, and a lower level of volume discounts over time. In addition, our BGAN service has been removed from the land mobile sector volume discount schemes. The BGAN volume discounts have been replaced with price reductions and performance incentives. The maritime volume discount schemes were also restructured to ensure that volume discounts remain constant throughout the year.

Under the Old Distribution Agreements, for each of our services a distribution partner provided to end-users, the distribution partner was required to pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generated in relation to that service. Prices were subject to service-specific, volume-based discounts for distribution partners that reached specified sales volume targets in any financial year. As a result of these volume-based discounts, our MSS revenues were increasingly affected as the year progressed because the discount increased as the distribution partners achieved higher aggregate volumes for the period. Accordingly, the effect of these volume discounts influenced our quarterly results of operations prior to 1 May 2009.

During the nine-month period ended 30 September 2009, volume discounts were US$41.5 million, a decrease of US$0.4 million, or 1.0%, as compared with the nine-month period ended 30 September 2008. The decrease reflects the amendment to the terms of the volume discounts schemes pursuant to the implementation of the Distribution Agreements, namely the reduced number of services eligible for volume discounts, plus the structural changes which resulted in an even allocation of the discounts during the year, unlike the previous schemes where discounts were at their highest in the third and fourth quarters. Volume discounts for the period 1 January 2009 to 30 April 2009 were based on the old volume discount scheme structure, condensed from a twelve-month period into a four-month period. Volume discounts for the period 1 May 2009 to 31 December 2009 are based on the amended structure where discounts remain relatively constant through the period.

The actual volume discounts for the year ended 31 December 2008 were US$63.8 million (as compared with US$51.3 million and US$42.1 million, for the years ended 31 December 2007 and 31 December 2006, respectively). The total amount of volume discounts was affected by the growth in underlying revenue and the consolidation of distribution partners. Vizada and Telenor Satellite Services completed a merger in September 2007, which resulted in a higher level of volume discounts to those entities in 2008 compared to 2007. Similarly, the merger of Stratos and Xantic B.V. in February 2006 resulted in increased levels of discounts to those entities during 2007 as compared to 2006.

Effect of Inmarsat-4 Satellite Programme and our Broadband Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of our broadband services. We began depreciating the majority of the Inmarsat-4 programme assets when our broadband services were commercially launched. Depreciation expense increased during the nine-month period ended 30 September 2009 following the launch and successful deployment of our third Inmarsat-4 satellite in August 2008 and Hawaii SAS being placed into operation in January 2009.

In the event that we encounter problems with the in-orbit operation of our Inmarsat-4 satellites or with our broadband services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

We believe our broadband services enable us to exploit the profitable growth opportunities presented by existing and new end-users' increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our broadband network should allow us opportunities to expand our leasing business.

Effect of the Transactions

As a result of the Transactions, we will recognise a loss of US$0.3 million and US$4.2 million in connection with the write-off of unamortised issuance costs in relation to the repayment of the Previous Credit Facility and the Existing Senior Notes, respectively. In addition, we will recognise a loss of US$4.1 million for the redemption premium incurred in relation to the redemption of the Existing Senior Notes and a gain of US$0.5 million in relation to the write-off of the capitalised premium on the Existing Senior Notes.

In the future, we will recognise the amortisation of capitalised debt issuance costs related to the Senior Credit Facility (approximately US$11.2 million) and to the Notes (approximately US$11.8 million), which will be netted against the principal outstanding under the Senior Credit Facility and the Notes, respectively, in our IFRS financial statements. Debt issuance costs are amortised using the effective interest rate method over the life of the debt to which they relate, approximately 2.5 years for the Senior Credit Facility and eight years for the Notes.

Effect of Fluctuations in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a proportion of our capital expenditures are denominated in currencies other than the US dollar.

Our primary exchange rate risk is against pounds sterling. Our existing currency hedging arrangements largely mitigate fluctuations in the US dollar. As our hedging arrangements are relatively short-term (generally up to 24 months), continued fluctuation in the US dollar will affect our results of operations in 2009 and future periods.

The exchange rate between US dollars and pounds sterling as at 30 September 2009 was US$1.60/£1.00. The hedged rate between US dollar and pounds sterling for the year ended 31 December 2009 is US$1.92/£1.00. The exchange rate between US dollars and pounds sterling as at 31 December 2008 was US$1.46/£1.00 (as compared with US$1.99/£1.00 as at 31 December 2007 and US$1.96/£1.00 as at 31 December 2006). The hedged rate between US dollar and pounds sterling for the year ended 31 December 2008 was US$2.01/£1.00 (as compared with US$1.81/£1.00 for the year ended 31 December 2007 and US$1.77/£1.00 for the year ended 31 December 2006). We recently completed hedging arrangements for our 2010 anticipated pounds sterling costs at an average rate of US$1.49/£1.00.

Results of Operations

The tables below set out our results of operations and as a percentage of total revenues for the periods under review:

	Nine-month period ended 30 September 2008 unaudited		Nine-month period ended 30 September 2009 unaudited
	US$ in millions	%	US$ in millions	%
MSS	461.2	97.3	505.9	98.6
Other income	12.9	2.7	7.4	1.4

Total revenues	474.1	100.0	513.3	100.0
Employee benefit costs	(80.5)	(17.0)	(77.7)	(15.1)
Network and satellite operations costs	(28.7)	(6.0)	(29.7)	(5.8)
Other operating costs	(52.3)	(11.0)	(44.9)	(8.8)
Work performed by the Group and capitalised	17.3	3.6	14.7	2.9

EBITDA	329.9	69.6	375.7	73.2
Depreciation and amortisation	(126.6)	(26.7)	(135.5)	(26.4)

Operating profit	203.3	42.9	240.2	46.8
Net interest payable	(57.3)	(12.1)	(64.0)	(12.5)

Profit before income tax	146.0	30.8	176.2	34.3
Income tax expense	(42.8)	(9.0)	(46.4)	(9.0)

Profit for the year	103.2	21.8	129.8	25.3

	Year ended 31 December
	2006		2007		2008
	US$ in millions	%	US$ in millions	%	US$ in millions	%
MSS	491.8	98.3	546.6	98.1	618.4	97.4
Other income	8.3	1.7	10.6	1.9	16.3	2.6

Total Revenues	500.1	100.0	557.2	100.0	634.7	100.0
Employee benefit costs	(92.2)	(18.5)	(93.7)	(16.8)	(104.2)	(16.4)
Network and satellite operations costs	(31.1)	(6.2)	(33.8)	(6.1)	(39.7)	(6.2)
Other operating costs	(57.1)	(11.4)	(64.7)	(11.6)	(83.5)	(13.2)
Work performed by the Group and capitalised	12.0	2.4	18.5	3.3	24.0	3.8

EBITDA	331.7	66.3	383.5	68.8	431.3	68.0
Depreciation and amortisation	(156.8)	(31.3)	(174.2)	(31.2)	(167.0)	(26.3)

Operating profit	174.9	35.0	209.3	37.6	264.3	41.7
Net interest payable	(84.7)	(16.9)	(81.4)	(14.6)	(72.1)	(11.4)

Profit before income tax	90.2	18.1	127.9	23.0	192.2	30.3
Income tax credit/(expense)	37.8	7.5	(29.0)	(5.2)	164.2	25.9

Profit for the year	128.0	25.6	98.9	17.8	356.4	56.2

Results of Operations for the Nine-Month Periods Ended 30 September 2009 and 30 September 2008

Revenues

Revenues for the nine-month period ended 30 September 2009 were US$513.3 million, an increase of US$39.2 million, or 8.3%, as compared with the nine-month period ended 30 September 2008.

Mobile Satellite Communication Services

During the nine-month period ended 30 September 2009, revenues from MSS were US$505.9 million, an increase of US$44.7 million, or 9.7%, as compared with the nine-month period ended 30 September 2008. Growth was driven by demand assigned services such as Fleet, BGAN, FleetBroadband and Swift64, as well as from new leasing business. The maritime, land mobile, leasing and aeronautical sectors accounted for 53%, 21%, 15% and 11% of total revenues from MSS, respectively, during the nine-month period ended 30 September 2009, as compared with 54%, 23%, 13% and 10%, respectively, during the nine-month period ended 30 September 2008.

Maritime Sector.    During the nine-month period ended 30 September 2009, revenues from the maritime sector were US$265.8 million, an increase of US$16.2 million, or 6.5%, as compared with the nine-month period ended 30 September 2008. Adjusting for the impact of volume discounts, the underlying growth in the maritime sector during the nine-month period ended 30 September 2009 as compared with the nine-month period ended 30 September 2008, was 8.2%. Although volume discounts for our MSS business as a whole were lower for the nine-month period ended 30 September 2009, as compared with the nine-month period ended 30 September 2008, in our maritime sector the effect of the transition to the new volume discount scheme resulted in higher discounts for the nine-month period ended 30 September 2009, as compared with the nine-month period ended 30 September 2008. This is due to new volume discounts applying primarily to our maritime sector.

Revenues from data services in the maritime sector during the nine-month period ended 30 September 2009 were US$186.8 million, an increase of US$15.6 million, or 9.1%, as compared with the nine-month period ended 30 September 2008. The increase in revenues from data services reflects greater demand, primarily as a result of the continued take-up and strong usage of our Fleet and FleetBroadband services, as well as pricing increases. Partially offsetting the increase in revenue from data services was a decrease in revenue from our mature Inmarsat B service due to a decline in usage. Active Inmarsat B terminal numbers continued to decline due to older ships being decommissioned or re-fitted with new equipment and new ships instead being fitted with Fleet and FleetBroadband terminals. There was a decrease in revenues from Mini M, where there is a long-term decline in demand for fax services.

Revenues from voice services in the maritime sector during the nine-month period ended 30 September 2009 were US$79.0 million, an increase of US$0.6 million, or 0.8%, as compared with the nine-month period ended

30 September 2008. Growth in demand for voice services among users of our Fleet and FleetBroadband services was partially offset by a decline in our Mini M service due to competition, as well as a decline in our mature Inmarsat B service.

Land Mobile Sector.    During the nine-month period ended 30 September 2009, revenues from the land mobile sector were US$108.8 million, an increase of US$1.9 million, or 1.8%, as compared with the nine-month period ended 30 September 2008. Adjusted for the impact of our new Distribution Agreements, the underlying growth in the land sector during the nine-month period ended 30 September 2009 as compared with the nine-month period ended 30 September 2008, was 1.4%.

Revenues from data services in the land mobile sector during the nine-month period ended 30 September 2009 were US$102.3 million, an increase of US$4.1 million, or 4.2%, as compared with the nine-month period ended 30 September 2008. Continued strong growth in BGAN revenue and a pricing impact following the change to our new Distribution Agreements on 1 May 2009 was partially offset by the discontinuation of R-BGAN, which had revenues of US$6.6 million during the nine-month period ended 30 September 2008, the decline in global area network ("GAN") high-speed data traffic following reduced traffic levels in the Middle East as a result of troop withdrawals from Iraq and competition from VSAT.

Revenues from BGAN services for the nine-month period ended 30 September 2009 were US$70.4 million, an increase of US$16.1 million, or 30%, as compared with the nine-month period ended 30 September 2008, which includes voice, data and subscription revenues. As at 30 September 2009, active BGAN subscribers were 31,864 compared with 26,204 as at 30 September 2008, an increase of 5,660 or 22%, period on period. BGAN revenue growth has been driven largely by new subscribers, the use of new applications by existing customers, increased traffic levels in Afghanistan and migration of customers from our GAN service. However, active BGAN subscribers as at 30 September 2009 remained unchanged from 30 June 2009, with growth in subscription paying customers offset by the removal of prepay terminals sold in 2008 primarily for emergency uses, and now are no longer recognised in our definition of active BGAN subscribers.

Revenues from voice services in the land mobile sector during the nine-month period ended 30 September 2009 were US$6.5 million, a decrease of US$2.2 million, or 25%, as compared with the nine-month period ended 30 September 2008. This continued the trend experienced over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. The decline in our Mini-M service revenues were also negatively impacted by reduced contractual requirements under a rural telephony contract in India towards the end of the nine-month period ended 30 September 2009.

Aeronautical Sector.    During the nine-month period ended 30 September 2009, revenues from the aeronautical sector were US$55.2 million, an increase of US$9.0 million, or 19.5%, as compared with the nine-month period ended 30 September 2008. The increase was the result of continued demand for our Swift 64 high-speed data service which experienced a 21% increase in active channels as compared with the nine-month period ended 30 September 2008. Our Swift 64 service targets the government aircraft and business jet sectors as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand. Finally, revenues also benefited from the early growth of SwiftBroadband services where at 30 September 2009, there were more than 400 SwiftBroadband channels activated on aircraft operating worldwide, making SwiftBroadband the fastest growing aeronautical service in Inmarsat's history.

Leasing.    During the nine-month period ended 30 September 2009, revenues from leasing were US$76.1 million, an increase of US$17.6 million, or 30%, as compared with the nine-month period ended 30 September 2008. The increase was the result of additional government contracts for maritime and land-based services and the expansion of a Swift 64 lease from an aeronautical customer.

Other Income.    Other income for the nine-month period ended 30 September 2009 was US$7.4 million, a decrease of US$5.5 million or 43%, as compared with the nine-month period ended 30 September 2008, reflecting a decrease in revenue from the sale of SPS end-user terminals and lower in-orbit support services. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Net Operating Costs

Net operating costs in the nine-month period ended 30 September 2009 were US$137.6 million, a decrease of US$6.6 million or 4.6%, as compared with the nine-month period ended 30 September 2008. Net operating costs consist of employee benefit costs, the cost of network and satellite operations and other external costs, net of own work capitalised. Employee benefit costs are comprised of salaries and wages, employee benefits and share awards granted to employees. The cost of network and satellite operations represents service contracts and ongoing maintenance costs in relation to our network assets and in-orbit insurance costs. Other operating costs include the operating costs attributable to our business categorised as "other" and currency translation gains and losses. Own work capitalised represents the development costs incurred on capital projects.

Impact of Hedged Foreign Exchange Rate

Our functional currency and that of our principal subsidiaries is US dollars. Approximately 60% of our costs are denominated in pounds sterling. Net operating costs in the nine-month period ended 30 September 2009 were affected by a favourable movement in our hedged rate of exchange from US$2.01/£1.00 in 2008 to US$1.92/£1.00 in 2009. The movement in the hedged rate of exchange in the nine-month period ended 30 September 2009 resulted in a decrease in comparative costs of US$3.9 million.

Employee Benefit Costs

Employee benefit costs during the nine-month period ended 30 September 2009 were US$77.7 million, a decrease of US$2.8 million, or 3.5%, as compared with the nine-month period ended 30 September 2008. The decrease can primarily be attributed to lower staff costs due to the favourable movement our hedged rate of exchange and lower staff bonus costs. This was partially offset by an increase in total full-time equivalent headcount (488 employees at 30 September 2009 as compared with 468 employees at 30 September 2008), mid-year salary cost increases in 2008 and 2009 and higher stock compensation costs due to new share awards.

Network and Satellite Operations Costs

Network and satellite operations costs during the nine-month period ended 30 September 2009 were US$29.7 million, an increase of US$1.0 million, or 3.5%, as compared with the nine-month period ended 30 September 2008. The increase was predominantly due to new service contract costs relating to our SAS in Hawaii, additional support and maintenance contracts in respect of network infrastructure and to in-orbit insurance relating to our third Inmarsat-4 satellite which was insured under a launch contract until August 2009.

Other Operating Costs

Other operating costs during the nine-month period ended 30 September 2009 were US$44.9 million, a decrease of US$7.4 million, or 14.1%, as compared with the nine-month period ended 30 September 2008. The decrease predominantly relates to the movement in our hedged rate of exchange, lower professional fees and a foreign exchange gain of US$3.4 million recognised in the nine-month period ended 30 September 2009 as compared with a gain of US$0.5 million recognised in the nine-month period ended 30 September 2008. Additionally, direct cost of sales were largely in line with the prior year following reduced SPS terminal sales offset by an adjustment to the carrying value of our SPS fleet phone inventory.

Work Performed by the Group and Capitalised

Own work capitalised during the nine-month period ended 30 September 2009 was US$14.7 million, a decrease of US$2.6 million, or 15.0%, as compared with the nine-month period ended 30 September 2008. The decrease was predominantly due to the capitalisation of costs relating to the launch (in August 2008) and in-orbit testing of the third Inmarsat-4 satellite in the nine-month period ended 30 September 2008. Own work capitalised reflected the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for the nine-month period ended 30 September 2009 was US$375.7 million, an increase of US$45.8 million, or 13.9%, as compared with the nine-month period ended 30 September 2008. EBITDA margin increased from 69.6% for the nine-month period ended 30 September 2008 to 73.2% for the nine-month period ended 30 September 2009, primarily as a result of increased revenues and reduced costs, including a favourable movement in our hedged rate of exchange.

Depreciation and Amortisation

During the nine-month period ended 30 September 2009, depreciation and amortisation was US$135.5 million, an increase of US$8.9 million, or 7.0%, as compared with the nine-month period ended 30 September 2008. The increase was due to depreciation on the third Inmarsat-4 satellite and SAS in Hawaii, following the commencement of commercial service in January 2009. Partially offsetting the increase was a decrease in depreciation due to one of the Inmarsat-3 satellites becoming fully depreciated.

Operating Profit

As a result of the factors discussed above, operating profit during the nine-month period ended 30 September 2009 was US$240.2 million, an increase of US$36.9 million, or 18.2%, as compared with the nine-month period ended 30 September 2008.

Net Interest Payable

Net interest payable for the nine-month period ended 30 September 2009 was US$64.0 million, an increase of US$6.7 million, or 11.7%, as compared with the nine-month period ended 30 September 2008.

Interest payable for the nine-month period ended 30 September 2009 was US$65.7 million, an increase of US$3.6 million, or 5.8%, as compared with the nine-month period ended 30 September 2008. The increase primarily related to an unrealised foreign exchange loss on our pension and post-retirement scheme liabilities, an increase in interest incurred on interest rate swaps in place during the nine-month period ended 30 September 2009 and additional interest on the Subordinated Intercompany Shareholder Funding Loan following the semi-annual accretion of principal. Partly offsetting this increase was lower interest payable on the floating portion of the Previous Senior Credit Facility as a result of a reduction in interest rates and lower interest payable following the purchase of US$55.1 million of the Existing Senior Notes in March 2008. Furthermore, interest payable reflects a credit of US$2.7 million in the nine-month period ended 30 September 2009, following the application of IAS 23 (as revised), 'Borrowing Costs' from 1 January 2008. Borrowing costs attributable to the construction of assets which take a substantial period of time to prepare for intended use ("qualifying assets") will be capitalised and added to the cost of those assets. Although we applied IAS 23 (as revised) from 1 January 2008, we did not capitalise any interest during the nine-month period ended 30 September 2008.

Interest receivable for the nine-month period ended 30 September 2009 was US$1.7 million, a decrease of US$3.1 million, or 65%, as compared with the nine-month period ended 30 September 2008. The decrease was primarily due to an unrealised foreign exchange gain on our pension and post-retirement scheme liabilities, due to the movement of the US dollar exchange rate during the period, which was recognised in the nine-month period ended 30 September 2008.

Profit Before Tax

As a result of the factors discussed above, profit before tax during the nine-month period ended 30 September 2009 was US$176.2 million, an increase of US$30.2 million, or 21%, as compared with the nine-month period ended 30 September 2008.

Income Tax Expense

The tax charge for the nine-month period ended 30 September 2009 was US$46.4 million, an increase of US$3.6 million, or 8.4%, as compared with the nine-month period ended 30 September 2008. The increase in the tax charge was largely driven by the increase in profits for the nine-month period ended 30 September 2009. This increase was partly offset by the reversal of a previously held deferred tax liability and the reduction in the projected UK Corporation Tax rate from 28.5% to 28%. As a result, the effective tax rate decreased from 29.3% for the nine-month period ended 30 September 2008 to 26.3% for the nine-month period ended 30 September 2009.

Profit for the Period

As a result of the factors discussed above, profit for the nine-month period ended 30 September 2009 was US$129.8 million, an increase of US$26.6 million, or 26%, as compared with the nine-month period ended 30 September 2008.

Results and Operations for the Year ended 31 December 2008 and 31 December 2007

Revenues

Revenues for 2008 were US$634.7 million, an increase of US$77.5 million, or 13.9%, as compared with 2007.

Mobile Satellite Communication Services

During 2008, revenues from MSS were US$618.4 million, an increase of US$71.8 million, or 13.1%, as compared with 2007. Growth was strong across all of our market sectors, particularly our aeronautical sector and our leasing business. Growth was strongest in the newer services such as BGAN, Fleet and Swift 64. This growth was partially offset by competition from other technologies. Revenues in 2008 were impacted by the increase in volume discounts which were driven by our overall revenue growth and by consolidation among distribution partners.

The maritime, land mobile, leasing and aeronautical sectors accounted for 54%, 23%, 13% and 10%, respectively of total revenues from MSS, respectively, during 2008.

Maritime Sector.    During 2008, revenues from the maritime sector were US$332.5 million, an increase of US$22.2 million, or 7.2%, as compared with 2007. This reflected an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2008 were US$227.8 million, an increase of US$20.1 million, or 9.7%, as compared with 2007. The increase in revenues from data services primarily reflected greater demand, as a result of the take-up and utilisation of our Fleet services, which was partially offset by the decline in our mature Inmarsat B service. The number of active Inmarsat B terminals declined due to old ships being decommissioned or re-fitted with our Fleet terminals and new ships being fitted with Fleet terminals, which was driven by growth in the global shipping new-build market. Additionally, we experienced increased volume of the low-speed data services, typically used for e-mail. FleetBroadband, introduced in November 2007, continued to gain early customer acceptance and by the end of 2008 there were more than 1,500 active terminals. These terminals were predominantly being deployed on refits of existing ships. Revenues from voice services in the maritime sector during 2008 were US$104.7 million, an increase of US$2.1 million, or 2.0%, as compared with 2007. We recorded growth for two consecutive years, reflecting stabilisation and signs of renewed growth in this sector. We experienced growth in demand for voice services particularly among users of our Fleet services including crew calling, offset by a reduction in voice usage on older services such as Inmarsat B and the discontinuation of Inmarsat A with effect from 31 December 2007.

Land Mobile Sector.    In 2008, revenues from the land mobile sector were US$141.8 million, an increase of US$16.0 million, or 12.7%, as compared with 2007. Revenues from data services in the land mobile sector during 2008 were US$130.5 million, an increase of US$19.5 million, or 17.6%, as compared with 2007. The increase was a result of continued strong growth and usage of BGAN, offset in part by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East, competition from VSAT and the expected migration of users to our BGAN service. Revenues from our R-BGAN service of US$8.6 million, which was discontinued on 31 December 2008, were lower compared with the previous year of US$14.0 million, largely due to the expected migration to our BGAN service ahead of the planned discontinuation.

Revenues from BGAN services for 2008 were US$74.4 million, an increase of US$37.8 million, or 103%, as compared with 2007. These figures include voice, data and subscription revenues. As at 31 December 2008, there were 27,635 active BGAN subscribers as compared with 15,817 as at 31 December 2007, an increase of 75% year on year. BGAN growth was driven largely by new customers, the use of new applications by existing customers and the steady migration of customers from our GAN and R-BGAN services to our BGAN service.

Revenues from voice services in the land mobile sector during 2008 were US$11.3 million, a decrease of US$3.5 million, or 24%, as compared with 2007. This result continued the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This decline was partially offset by the growth in voice traffic from BGAN customers and a contribution from our IsatPhone service.

Aeronautical Sector.    During 2008, revenues from the aeronautical sector were US$64.4 million, an increase of US$20.1 million, or 45%, as compared with 2007. The increase was primarily due to increased demand for our Swift 64 high-speed data service where active terminals increased by 35% year on year. Our

Swift 64 service targets the government aircraft and business jet sectors as well as being used by commercial airlines. In addition, revenues for low-speed data services benefited from increased industry demand.

Leasing.    During 2008, revenues from leasing were US$79.7 million, an increase of US$13.5 million, or 20%, as compared with 2007. The increase primarily related to new maritime, land mobile and aeronautical lease contracts, partially offset by lower revenue from navigation services contracts.

Other income.    Other income for 2008 was US$16.3 million, an increase of US$5.7 million or 54%, as compared with 2007. The increase in other income primarily related to additional revenue from sales of SPS end-user terminals. As well as the sale of SPS end-user terminals, other income consists primarily of provision of in-orbit support services, income from the provision of conference facilities and renting surplus office space and property.

Net Operating Costs

Net operating costs in 2008 were US$203.4 million, an increase of US$29.7 million or 17.1%, as compared with 2007.

Impact of Hedged Foreign Exchange Rate

Our functional currency is US dollars. Approximately 60% of our operating costs are denominated in pounds sterling. Net operating costs in 2008 were affected by the adverse movement in our hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange in 2008 resulted in an increase in comparative costs of US$10.4 million. We hedged our 2009 anticipated pounds sterling costs at an average exchange rate of US$1.92/£1.00.

Employee Benefit Costs

Employee benefit costs during 2008 were US$104.2 million, an increase of US$10.5 million, or 11.2%, as compared with 2007. The increase can primarily be attributed to an adverse movement in our hedged rate of exchange, higher salary costs, higher staff bonuses, increased stock compensation costs due to new share awards (commenced in March, May and September 2007 and March 2008) and additional headcount. Total full-time equivalent headcount at 31 December 2008 was 475 as compared with 462 as at 31 December 2007.

Network and Satellite Operations Costs

Network and satellite operations costs during 2008 were US$39.7 million, an increase of US$5.9 million or 17.5%, as compared with 2007. This expected increase was predominantly due to a service contract relating to our new SAS in Hawaii, which supports our broadband services, and additional support and maintenance contracts in respect of network infrastructure.

Other Operating Costs

During 2008, other operating costs were US$83.5 million, an increase of US$18.8 million, or 29%, as compared with 2007. The increase related principally to the movement in our hedged rate of exchange and increased professional fees, including those relating to the finance lease and operating leaseback transaction. Furthermore, we incurred higher direct cost of sales due to increased SPS terminal sales and some increased costs in relation to our investment in sales and marketing activities to support a broader channel to market. Partially offsetting the increase was a foreign exchange gain of US$1.4 million recognised in 2008 (as compared with a loss of US$2.9 million in 2007).

Work Performed by the Group and Capitalised

During 2008, own work capitalised was US$24.0 million, an increase of US$5.5 million, or 30%, as compared with 2007. The increase can partly be attributed to the movement in our hedged rate of exchange on primarily pounds sterling denominated salary costs. Costs in relation to the launch and in-orbit testing of the third Inmarsat-4 satellite and the third SAS in Hawaii were capitalised in 2008. Additionally, own work capitalised reflected the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for 2008 was US$431.3 million, an increase of US$47.8 million, or 12.5%, as compared with 2007. EBITDA margin slightly decreased to 68% for 2008 as compared with 69% for 2007, primarily as a result of the adverse movement in our hedged rate of exchange.

Depreciation and Amortisation

During 2008, depreciation and amortisation was US$167.0 million, a decrease of US$7.2 million, or 4.1%, as compared with 2007. The decrease related predominantly to accelerated depreciation of US$9.4 million in relation to the cancellation of a launch vehicle contract for the launch of our third Inmarsat-4 satellite, which was accounted for in 2007.

Operating Profit

As a result of the factors discussed above, operating profit during 2008 was US$264.3 million, an increase of US$55.0 million, or 26%, as compared with 2007.

Net Interest Payable

Net interest payable for 2008 was US$72.1 million, a decrease of US$9.3 million or 11.4%, as compared with 2007.

Interest payable for 2008 was US$83.3 million, a decrease of US$3.3 million, or 3.8%, as compared with 2007. The decrease was primarily due to lower interest payable due to the increase in the principal amount of Existing Senior Notes owned by us (which was US$146.7 million at 31 December 2008 as compared with US$91.6 million at 31 December 2007), as well as lower interest payable on the floating portion of our Previous Senior Credit Facility as a result of a reduction in US LIBOR interest rates. Partially offsetting this decrease in interest payable was interest incurred on interest rate swaps in place during the year and additional interest due to increased borrowings under our Previous Senior Credit Facility (which was US$390.0 million at 31 December 2008 as compared with US$320.0 million at 31 December 2007).

Interest receivable for 2008 was US$11.2 million, an increase of US$6.0 million, or 115%, as compared with 2007. The increase was predominantly due to a foreign exchange gain in respect of our pension and post-retirement scheme liabilities. Partially offsetting the increase was a decrease in bank interest earned due to lower cash balances and lower interest rates.

Profit Before Tax

For 2008, profit before tax was US$192.2 million, an increase of US$64.3 million, or 50%, as compared with 2007. The increase was due to increased revenue, reduced depreciation and amortisation and lower net interest payable, partially offset by increased operating costs.

Income Tax Expense

We recorded a tax credit of US$164.2 million for 2008, as compared with a tax charge of US$29.0 million in 2007.

The decrease in the tax charge was predominantly due to a deferred tax credit of US$211.8 million and a current tax credit of US$6.8 million that was recorded in 2008. The tax credits related to a finance lease and operating leaseback transaction that was entered into in 2007. We recorded the tax benefit in 2008 as we considered it likely that we would receive the benefit.

Excluding the impact of the above transaction, the tax charge for 2008 would have been US$54.4 million and the underlying effective tax rate in 2008 would have been 28.3% as compared with 31.7% in 2007 (excluding a deferred tax credit to record the effect of the enacted reduction in the future corporation tax rate from 30% to 28%). The decrease in the underlying effective tax rate was due to the reduction in the corporation tax rate in 2008 from 30% to 28% and a reduction in the level of permanently disallowable expenditure.

Profit for the Year

As a result of the factors discussed above, profit for 2008 was US$356.4 million, an increase of US$257.5 million, or 260%, as compared with 2007.

Results and Operations for the Year ended 31 December 2007 and 31 December 2006

Revenues

Revenues for 2007 were US$557.2 million, an increase of US$57.1 million, or 11.4%, as compared with 2006.

Mobile Satellite Communication Services

During 2007, revenues from MSS services were US$546.6 million, an increase of US$54.8 million, or 11.2%, as compared with 2006. Growth was strong as a result of continued success in services such as Fleet and Swift 64 and the launch of BGAN in December 2005 and contribution from handheld services since September 2006. This growth was partly offset by a decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from other technologies and the migration of GAN and R-BGAN users to our BGAN service. In addition, revenues for 2007 reflected the full year effect of the increased volume discounts arising from the merger of Stratos and Xantic, which was completed on 14 February 2006 and the increase in volume discounts as a result Vizadas' consolidation with the former Telenor Satellite Services business which was completed in September 2007. The maritime, land mobile, leasing and aeronautical sectors accounted for 57%, 23%, 12% and 8% of total revenues from MSS, respectively, during 2007.

Maritime Sector.    During 2007, revenues from the maritime sector were US$310.3 million, an increase of US$25.6 million, or 9.0%, as compared with 2006. This reflected an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2007 were US$207.7 million, an increase of US$23.9 million, or 13.0%, as compared with 2006. The increase in revenues from data services primarily reflected greater demand, as a result of the take-up and utilisation of our Fleet services in the new-build market. Revenues from voice services in the maritime sector during 2007 were US$102.6 million, an increase of US$1.7 million, or 1.7%, as compared with 2006, reflected increasing signs of stabilisation in this sector. Historically our voice revenues for maritime services were affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower-priced digital services. This stabilisation in voice benefited from continued growth in our Fleet services and a full year of revenues from our ACeS collaboration, which began in September 2006, and the introduction of our SPS service in July 2007. With effect from 31 December 2007, we ceased our Inmarsat A analogue service following a five-year notice period to end-users. During 2007, the Inmarsat A service generated US$3.9 million in revenue, however by December 2007 it was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

Land Mobile Sector.    In 2007, revenues from the land mobile sector were US$125.8 million, an increase of US$9.7 million, or 8.4%, as compared with 2006. Revenues from data services in the land mobile sector during 2007 were US$111.0 million, an increase of US$14.1 million, or 14.6%, as compared with 2006. The increase was a result of continued strong growth in BGAN, offset in part by the decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from VSAT and the migration of GAN and R-BGAN users to our BGAN service. Revenues from voice services in the land mobile sector during 2007 were US$14.8 million, a decrease of US$4.4 million, or 22.9%, as compared with 2006. This was as we had expected and continued the trend seen over the previous years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This was partially offset by the growth in BGAN voice and our own handheld voice SPS product, over the initial Inmarsat-4 coverage area.

Revenues, including voice, data and subscription, from BGAN services during 2007 were US$36.6 million, an increase of US$27.1 million, or 285%, as compared with 2006. As at 31 December 2007, there were 15,817 active BGAN subscribers as compared with 7,119 as at 31 December 2006, an increase of 122%, as compared with 31 December 2006. BGAN growth was driven by new customers, the use of new applications by existing customers and, during the later part of 2007, the migration of GAN and R-BGAN users to our BGAN service.

Aeronautical Sector.    During 2007, revenues from the aeronautical sector were US$44.3 million, an increase of US$13.6 million, or 44.3%, as compared with 2006. The increase was attributed primarily to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet sectors as well as being used by commercial airlines.

Leasing.    During 2007, revenues from leasing were US$66.2 million, an increase of US$5.9 million, or 9.8%, as compared with 2006. The increase related primarily to new navigation contracts and a full year of revenues for our Swift 64 lease.

Other income.    Other income for 2007 was US$10.6 million, an increase of US$2.3 million or 27.7%, as compared with 2006. The increase in other income related to additional in-orbit support services provided to other satellite operators. As well as the provision of in-orbit services to other operators, other income consists primarily of income from the provision of conference facilities, renting surplus office space and revenue from sales of R-BGAN and SPS end-user terminals.

Net Operating Costs

Net operating costs excluding depreciation and amortisation during 2007 were US$173.7 million, an increase of US$5.3 million or 3.1%, as compared with 2006. The increase reflected higher employee benefit costs, network and satellite operations costs and other operating costs offset by higher capitalised costs.

Employee Benefit Costs

Employee benefit costs during 2007 were US$93.7 million, an increase of US$8.3 million, or 9.7%, as compared with 2006 (excluding restructuring costs of US$6.8 million in 2006). The increase was a result of additional headcount in both London and Batam (our operation in Indonesia), higher staff bonuses, additional non-recurring costs incurred as a result of changes made to our existing healthcare and home leave employee benefit schemes, the impact of annual salary increases and an adverse movement in our hedged rate of exchange for pounds sterling, which increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are in sterling and we report our results in US dollars). Total full-time equivalent headcount at 31 December 2007 was 462 as compared with 436 as at 31 December 2006.

Network and Satellite Operations Costs

Network and satellite operations costs during 2007 were US$33.8 million, an increase of US$2.7 million or 8.7%, as compared with 2006. The increase was primarily due to the inclusion of a full year of in-orbit insurance costs for our second Inmarsat-4 satellite in 2007 which commenced on expiry of the launch insurance policy, on 8 November 2006. The remainder of the increase related to new maintenance contracts, in respect of network infrastructure, that commenced in 2007.

Other Operating Costs

During 2007, other operating costs were US$64.7 million, an increase of US$7.6 million, or 13.3%, as compared with 2006. The increase primarily related to the direct cost of sales of SPS terminals sold during the period offset in part by foreign exchange losses of US$2.9 million (as compared with a gain of US$1.6 million in 2006). Additionally, website development costs and an amount of irrecoverable VAT were incurred. Offsetting the increases in part, were lower office rental costs in 2007 due to an amendment made to the accounting treatment on rental payments for our head office in 2006 and lower professional fees in 2007 following the settlement of an outstanding arbitration proceeding in 2006.

Work Performed by the Group and Capitalised

During 2007, own work capitalised was US$18.5 million, an increase of US$6.5 million, or 54%, as compared with 2006. Own work capitalised reflected the shift of work from our BGAN and Inmarsat-4 programme, which was largely operational in 2007, to work on the rollout of our SPS service and our new services that were introduced in late 2007 such as FleetBroadband and SwiftBroadband.

EBITDA

As a result of the factors discussed previously, EBITDA for 2007 was US$383.5 million, an increase of US$51.8 million, or 15.6%, as compared with 2006. EBITDA margin increased to 68.8% for 2007 as compared with 66.3% for 2006. This reflected an increase in revenue offset in part by a smaller increase in net operating costs.

Depreciation and Amortisation

During 2007, depreciation and amortisation was US$174.2 million, an increase of US$17.4 million, or 11.1%, as compared with 2006. The increase related to both accelerated depreciation costs following the cancellation of the Atlas launch vehicle option we had in place for the launch of our third Inmarsat-4 satellite and higher depreciation charges following the commencement of depreciation on certain elements of the Inmarsat-4 ground network that became commercially operational during 2006.

Operating Profit

As a result of the factors discussed above, operating profit during 2007 was US$209.3 million, an increase of US$34.4 million, or 19.7%, as compared with 2006.

Net Interest Payable

Net interest payable for 2007 was US$81.4 million, a decrease of US$3.3 million, or 3.9%, as compared with 2006.

Interest payable for 2007 was US$86.6 million, a decrease of US$6.3 million, or 6.8%, as compared with 2006 with a decrease in finance costs associated with our pension and post-retirement liabilities, offset in part by the increase in interest on the subordinated parent company loan.

Interest receivable for 2007 was US$5.2 million, a decrease of US$3.0 million, or 37%, as compared with 2006. The decrease related to the absence of any comparable realised gain in 2007 (as compared with US$2.8 million in 2006) on an interest rate swap which expired at the end of 2006 and lower cash balances in 2007.

Profit Before Tax

For 2007, profit before tax was US$127.9 million, an increase of US$37.7 million, or 42%, as compared with 2006, as a result of higher operating profits and interest costs largely unchanged year over year.

Income Tax Expense

In 2007, we recorded a tax charge of US$29.0 million, as compared with a tax credit of US$37.8 million in 2006. In December 2006, an intragroup lease receivable asset was disposed of and subsequently terminated resulting in the net release of a deferred tax provision of US$58.1 million, which offset our tax liability for 2006.

In 2007, the UK Government reduced the future corporation tax rate from 30% to 28% and this resulted in a deferred tax credit of US$11.6 million. Excluding this adjustment, the tax charge for 2007 would have been US$40.6 million, resulting in an effective tax rate of 31.7%.

Profit for the Year

As a result of the factors discussed above, profit for the year 2007 was US$98.9 million, a decrease of US$29.1 million, or 23%, as compared with 2006.

Liquidity and Capital Resources

Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services, to fund our working capital requirements, service our debt obligations and pay dividends to Inmarsat plc. We have funded those requirements with cash flows from our operating activities as well as from borrowings under bank facilities.

Among satellite companies, we have historically maintained one of the lowest levels of debt leverage, as measured by Net Borrowings to EBITDA. As a result of this prudent approach we have been well positioned to access the capital markets when needed to meet our financing needs. We have no debt maturities in the next 12 months and, pro forma for the Transactions, the majority of our debt does not fall due until 2017. We have significant headroom in all of the covenants in our Senior Credit Facility and we expect to be able to operate within these covenants in the coming year. In addition, our business remains highly cash generative, meaning we can reduce debt and continue to fund dividends to our parent company. See "—Dividend Policy".

We continually evaluate sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Historical Cash Flows

The following table sets out our historical cash flows for each of the periods presented.

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)
Net cash from operating activities	330.7	377.0	425.0	308.0	393.7
Net cash used in investing activities	(132.4)	(230.4)	(213.6)	(167.3)	(118.2)
Net cash used in financing activities, excluding the payment of dividends	(91.6)	(19.1)	(37.9)	(25.8)	(86.4)
Dividend payment	(101.4)	(135.3)	(159.6)	(104.1)	(86.5)
Foreign exchange adjustment	(0.2)	(0.3)	0.4	0.7	—

Net increase/(decrease) in cash and cash equivalents during the period	5.1	(8.1)	14.3	11.5	102.6

Net Cash From Operating Activities

Net cash from operating activities represents net cash from operations, returns on investments and taxation.

Net cash generated from operating activities during the nine-month period ended 30 September 2009 was US$393.7 million as compared with US$308.0 million during the nine-month period ended 30 September 2008. The increase primarily related to working capital movements in respect of the change in payment terms following the signing of the Distribution Agreements in April 2009 and increased EBITDA. Partially offsetting this increase was an increase in cash tax paid during the nine-month period ended 30 September 2009, when we became cash tax paying, compared with the same period in the prior year. We anticipate that we will continue to be cash taxpaying in the foreseeable future.

Net cash generated from operating activities during the year ended 31 December 2008 was US$425.0 million as compared with US$377.0 million during the year ended 31 December 2007. The increase related to increased EBITDA and movements in working capital.

Net cash from operating activities during the year ended 31 December 2007 was US$377.0 million as compared with US$330.7 million during the year ended 31 December 2006. The increase related to increased EBITDA and movements in working capital.

Net Cash Used in Investing Activities

Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash used in investing activities during the nine-month period ended 30 September 2009 was US$118.2 million as compared with US$167.3 million for the nine-month period ended 30 September 2008. The decrease related primarily to capital expenditure and work performed by us and capitalised, where there was a shift from milestone payments and work in respect of the third Inmarsat-4 satellite and the SAS in Hawaii, to expenditure and work on the GSPS network and terminals and the Alphasat satellite project. Cash used in investing activities may fluctuate with the timing of milestone payments on current projects.

Net cash used in investing activities during the year ended 31 December 2008 was US$213.6 million as compared with US$230.4 million for the year ended 31 December 2007. Capital expenditure for the year ended 31 December 2008 reflected milestone payments and launch costs for the third Inmarsat-4 satellite, milestone payments for our third SAS which is based in Hawaii, expenditure on the Alphasat satellite project and expenditure on our GSPS network and terminal development. In addition, capital expenditure for the year ended 31 December 2008 included US$12.2 million in relation to deferred satellite payments as compared to US$11.5 million for the year ended 31 December 2007.

Net cash used in investing activities during the year ended 31 December 2007 was US$230.4 million as compared with US$132.4 million for the year ended 31 December 2006. The increase in cash outflows reflected capital expenditure for the continued construction of our Inmarsat-4 ground infrastructure, prepaid launch costs associated with our third Inmarsat-4 satellite, costs incurred on the construction of our third SAS in Hawaii, the payment of outstanding contractual milestones relating to the construction of our Inmarsat-4 satellites, investment in other new broadband services such as FleetBroadband and SwiftBroadband and our SPS network.

Net Cash Used in Financing Activities

Financing activities represent cash movements that resulted in changes to the size and composition of contributed equity and borrowings, including the servicing of borrowings and the payment of dividends.

Net cash used in financing activities, excluding the payment of dividends, during the nine-month period ended 30 September 2009 was US$86.4 million as compared with US$25.8 million for the nine-month period ended 30 September 2008. During the nine-month period ended 30 September 2009, we repaid US$25.0 million on the Previous Senior Credit Facility, paid US$27.5 million of interest on the Existing Senior Notes and Previous Senior Credit Facility, purchased US$3.3 million in principal amount of the Existing Senior Notes and paid US$6.4 million in arrangement fees relating to the Senior Credit Facility. In addition, during the nine-month period ended 30 September 2009, we repaid US$23.3 million of the Subordinated Intercompany Shareholder Funding Loan. During the nine-month period ended 30 September 2008, we paid US$28.2 million of interest on the Existing Senior Notes and the Previous Credit Facility, purchased US$55.1 million in principal amount of the Existing Senior Notes, drew down US$30.0 million on the Previous Credit Facility and received a US$27.5 million loan repayment from Inmarsat Holdings Limited.

Dividends paid to Inmarsat Holdings Limited during the nine-month period ended 30 September 2009 were US$86.5 million as compared with US$104.1 million for the nine-month period ended 30 September 2008.

Net cash used in financing activities, excluding the payment of dividends, during the year ended 31 December 2008 was US$37.9 million as compared with US$19.1 million during the year ended 31 December 2007. During the year ended 31 December 2008, we drew down US$70.0 million on the Previous Credit Facility. Offsetting this inflow was our purchase of US$55.1 million principal amount of the Existing Senior Notes (as compared with US$38.0 million during the year ended 31 December 2007) and payment of US$33.2 million interest on the Existing Senior Notes and the Previous Credit Facility (as compared with US$39.6 million during the year ended 31 December 2007).

Dividends paid to Inmarsat Holdings Limited during the year ended 31 December 2008 were US$159.6 million as compared with US$135.3 million during the year ended 31 December 2007.

Net cash used in financing activities, excluding the payment of dividends, during the year ended 31 December 2007 was US$19.1 million as compared to US$91.6 million during the year ended 31 December 2006. During the year ended 31 December 2007, we drew down US$70.0 million under the Previous Credit Facility. Offsetting this inflow was our purchase of US$38.0 million principal of the Existing Senior Notes (as compared to US$43.6 million during the year ended 31 December 2006) and payment of US$39.6 million interest on the Existing Senior Notes and the Previous Credit Facility (as compared to US$36.4 million during the year ended 31 December 2006).

Dividends paid to Inmarsat Holdings Limited during the year ended 31 December 2007 were US$135.3 million in dividends as compared with US$101.4 million during the year ended 31 December 2006.

Free cash flow

We define FCF as cash generated from operations less capital expenditure, capitalised operating costs, net interest and cash tax payments. See "Presentation of Financial and Other Information—Non-IRFS Financial Measures—FCF." The table below sets out our FCF for each of the periods presented:

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)
Cash generated from operations	328.7	371.7	425.2	307.3	398.8
Capital expenditure	(114.4)	(209.9)	(187.7)	(146.4)	(100.7)
Capitalised operating costs	(14.0)	(17.5)	(23.4)	(18.4)	(15.0)
Net interest paid	(33.9)	(34.4)	(32.1)	(27.2)	(27.2)
Cash tax paid	(0.5)	0.1	(1.3)	(0.3)	(5.4)

Free cash flow	165.9	110.0	180.7	115.0	250.5

We generated positive FCF of US$250.5 million for the nine-month period ended 30 September 2009, an increase of US$135.5 million, or 118%, as compared with the nine-month period ended 30 September 2008. The increase was primarily attributable to increased EBITDA, the decrease in capital expenditure and working capital movements in respect of the change in payment terms following the signing of the Distribution Agreements in April 2009, partially offset by an increase in net cash interest and tax paid during the nine-month period ended 30 September 2009.

We generated positive FCF of US$165.9 million, US$110.0 million and US$180.7 million in the years ended 31 December 2006, 2007 and 2008, respectively. FCF for the year ended 31 December 2008 increased to US$180.7 million from US$110.0 million for the year ended 31 December 2007. The increase was primarily due to increased cash from operations and decreased capital expenditure. FCF for the year ended 31 December 2007 of US$110.0 million decreased from US$165.9 million for the year ended 31 December 2006, primarily due to an increase in capital expenditure, offset by an increase in cash from operating activities.

We use our FCF to fund dividends to our parent company and to meet debt repayments when due. See "—Dividend Policy".

Debt

We had Net Borrowings at 30 September 2009 of US$1,214.6 million, primarily comprising drawings on the Previous Credit Facility of US$365.0 million, the Existing Senior Notes of US$160.4 million (net of US$150.0 million of Existing Senior Notes held by us, being 48.3% of the aggregate principal amount outstanding), the Subordinated Intercompany Shareholder Funding Loan of US$784.6 million (including accretion of principal) and deferred satellite payments of US$49.5 million, net of cash and cash equivalents of US$148.2 million.

The following table sets out the components of our Net Borrowings for each of the periods presented. This table also includes the components of our Net Borrowings as at 30 September 2009 on a pro forma basis to give effect to the Transactions. See "Capitalisation" for a description of the pro forma adjustments to our indebtedness.

	As at 31 December			As at 30 September		Pro forma as at 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited	2009 unaudited
	(US$ in millions)
Senior Credit Facility (1)	—	—	—	—	—	290.0
Previous Credit Facility (1)	250.0	320.0	390.0	350.0	365.0	—
Subordinated Intercompany Shareholder Funding Loan	689.5	729.0	772.6	761.5	784.6	319.0
Existing Senior Notes (2)	256.8	218.8	163.7	163.7	160.4	—
Premium on the Existing Senior Notes	1.1	0.9	0.7	0.8	0.5	—
Notes issued hereby	—	—	—	—	—	650.0
Intercompany loan	—	—	—	—	2.7	2.7
Deferred satellite payments (3)	60.6	52.4	41.4	44.7	49.5	49.5
Bank overdrafts	0.2	0.1	5.7	—	0.1	0.1

	1,258.2	1,321.2	1,374.1	1,320.7	1,362.8	1,311.3

Cash and cash equivalents	(39.5)	(31.3)	(51.2)	(42.7)	(148.2)	(20.2	) (4)

Net Borrowings (gross of deferred finance costs) (5)	1,218.7	1,289.9	1,322.9	1,278.0	1,214.6	1,291.1

(1)	On 16 July 2009, Inmarsat Investments Limited signed the Senior Credit Facility. The Senior Credit Facility was provided by a group of 12 banks and comprises a US$200.0 million term loan and US$300.0 million revolving credit facility. On 6 November 2009, we elected to draw US$290.0 million under the Senior Credit Facility and to repay and cancel the Previous Credit Facility. See "Capitalisation". The Senior Credit Facility will mature in May 2012.

(2)	Represents Existing Senior Notes, net of those held in treasury which were cancelled on 9 October 2009. The Existing Senior Notes will, subject to a series of steps, be repaid with proceeds from this offering. See "Use of Proceeds" and "Capitalisation", for more information.

(3)	Deferred satellite payments represent the net present value of future payments to the relevant satellite manufacturer which are dependent on the future performance of each satellite and are recognised when the satellite becomes operational.

(4)	See "Capitalisation" for a description of transactions affecting pro forma cash and cash equivalents.

(5)	See "Presentation of Financial and Other Information—Non-IFRS Financial Measures—Net Borrowings". For the purposes of this table, indebtedness is reflected at its principal amount. Under IFRS, however, for purpose of our balance sheet, indebtedness is stated at the net proceeds received (i.e., including any premium, as well as and after deducting debt issuance costs). As at 30 September 2009, this table excludes the impact of deferred financing fees related to the Previous Credit Facility of US$0.3 million and to the Existing Senior Notes of US$4.2 million (which have been netted against the principal outstanding under the Previous Credit Facility and the Existing Senior Notes, respectively, in our consolidated financial statements). For the pro forma numbers, the table excludes the impact of deferred financing fees related to the Senior Credit Facility of US$11.2 million and to the Notes offered hereby of approximately US$11.8 million (which will be netted against the principal outstanding under the Senior Credit Facility and the Notes offered hereby, respectively, in our consolidated financial statements). Debt issuance costs are amortised using the effective interest rate method over the life of the debt to which they relate, 2.5 years for the Senior Credit Facility and eight years for the Notes offered hereby.

Capital Expenditures

We have incurred significant capital expenditures to fund the construction and launch of our Inmarsat-4 satellites, and the development, marketing and distribution of our broadband services. We anticipate incurring further capital expenditures for the manufacture and launch of Alphasat, to maintain our existing network assets and premises in the normal course of business.

The following table summarises our capital expenditure (on an accruals basis) for the periods set out below:

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)
Total capital expenditure	82.8	190.6	203.1	157.3	114.7

Capital expenditures associated with our three Inmarsat-4 satellites have been completed, with two successfully launched in March and November 2005 and the third successfully launched in August 2008. We expect our cash capital expenditure in 2009 will be in a range of US$150.0 million to US$160.0 million (excluding deferred satellite payments). Our 2009 capital expenditure forecast primarily reflects work related to the Alphasat project and GSPS.

In November 2007, we announced that agreements had been signed with the ESA for Inmarsat to become the commercial operator for the Alphasat project for the development and launch of a new satellite. See "Material Contracts—Alphasat Contracts—Alphasat Phase B/CD/E1 Contract with ESA". Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project, we will build and launch an advanced L-band satellite which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium, a subsidiary of the European Aeronautic Defense and Space Agency ("EADS") has been contracted to build the satellite. See "Material Contracts—Alphasat—Alphasat Contracts—Alphasat Contract with Astrium". In May 2009, we entered into an agreement with Arianespace of France ("Arianespace") for the provision of launch services in support of our Alphasat satellite development programme. See "Material Contracts—Alphasat Contracts—Launch Services Contract with Arianespace". We expect our investment for the satellite in orbit (excluding insurance) to be in the region of EUR260.0 million (net of the funding provided by ESA) with the launch expected to occur in late 2012 or 2013. As at 30 September 2009, we had incurred US$61.2 million of expenditures relating to our Alphasat satellite development programme.

In connection with our development of GSPS, we have entered into contracts with Lockheed Martin, Sasken and Elcoteq. See "Material Contracts—GSPS Contracts—GSPS Ground Network Development", "Material Contracts—GSPS Contracts—GSPS Handheld Terminal Development" and "Material Contracts—GSPS Contracts—GSPS Handheld Manufacturing Contract". Our contract with Lockheed Martin was awarded in December 2006 and relates to the development of ground station equipment to enable the satellite to end-user terminal interface. Our contract with Sasken was awarded in January 2009 and relates to the development of handheld satellite end-user terminals and the integrated core module which may be adapted for the development of alternative end-user terminals. In October 2009, the contract with Elcoteq was awarded for the commercial manufacture of the GSPS terminals. The development of GSPS follows a collaboration agreement signed with ACeS in 2006 which provided the initial platform for SPS on which the GSPS programme was developed. We estimate that the GSPS contracts, together with our ACeS collaboration costs and other ancillary related costs, will result in total capital expenditure for both our SPS and GSPS programmes of between US$110.0 million and US$115.0 million, the majority of which has been incurred at 30 September 2009. We currently expect to launch our GSPS service in the second quarter of 2010.

We estimate that our capital expenditure not related to new satellite programmes, existing network upgrades and GSPS, which are referred to as maintenance capital expenditure, will be in the range of US$25.0 million to US$35.0 million per year. In addition we may choose to incur additional capital expenditure in any year to fund projects.

Contractual Obligations

The following table summarises contractual obligations, commercial commitments and principal payments under our debt instruments as of 30 September 2009, on a pro forma basis to give effect to the Transactions as described under "Use of Proceeds" and "Capitalisation".

	Pro forma payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Long-term debt obligations (1)(2)	1,171.7	—	200.0	—	971.7
Short-term debt obligations (3)	90.1	90.1	—	—	—
Capital commitments (3)	495.2	130.7	246.5	65.1	52.9
Operating leases
Land and buildings (4)	148.1	9.1	17.9	17.9	103.2
Other (5)	18.1	7.9	6.9	3.0	0.3

Total contractual obligations	1,923.2	237.8	471.3	86.0	1,128.1

(1)	Includes US$319.0 million of the Subordinated Intercompany Shareholder Funding Loan (including accreted interest), US$200.0 million under the term loan portion of the Senior Credit Facility and US$650.0 million in respect of the Notes offered hereby. In addition the values exclude interest obligations on the Senior Credit Facility and the Notes offered hereby.

(2)	Includes US$90.0 million drawn down under the revolving portion of the Senior Credit Facility and a US$0.1 million overdraft. Our interest obligation on the Senior Credit Facility has not been included.

(3)	Includes our obligations in respect of the deferred satellite payments.

(4)	Relates to the 25-year lease of our head office building at 99 City Road, London, United Kingdom.

(5)	Relates primarily to network and satellite services contracts.

Dividend Policy

Our ultimate parent company, Inmarsat plc, has a dividend policy that is designed to make distributions to public shareholders from the underlying cash flow generation of all its subsidiaries. Since Inmarsat plc was listed on the London Stock Exchange in June 2005, holders of the ordinary shares have received dividend payments twice a year, usually paid in May and October. Subject to our operating performance and the terms of the Notes offered hereby, we expect to make dividend payments in connection with Inmarsat plc’s dividend policy. On 28 October 2009, we made the October Dividend payment. In addition, from time to time, we may agree to pay additional dividends to Inmarsat plc in connection with other general corporate purposes of our parent company, including payments on the Convertible Bonds.

Research and Development

Our research and development include costs relating to the development of our satellites and new technologies and products, such as our GSPS and related network infrastructure. Research and development costs were US$0.1 million during the nine-month period ended 30 September 2009 as compared with US$0 during the nine-month period ended 30 September 2008. Research and development costs were US$0.2 million during the year ended 31 December 2008 as compared with US$0.2 million and US$0.2 million during the years ended 31 December 2007 and 2006, respectively.

Off Balance Sheet Arrangements and Contingencies

We do not currently have any off-balance sheet arrangements other than operating leases. See "Contractual Obligations" and note 27 to the audited consolidated financial statements which are incorporated by reference herein.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion of estimated amounts generated from a sensitivity analysis is "forward looking", and involves risks and uncertainties. Our actual results could differ materially from those we project due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses. The discussion should be read in conjunction with "—Critical Accounting Policies—Financial Instruments and Hedging Activities".

Foreign Exchange Risk

The US dollar is our functional currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a proportion of our capital expenditures are denominated in currencies other than the US dollar. Therefore, we are exposed to the effect of a fluctuating US dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires us to purchase foreign currency to cover our forecast short positions in major currencies. Our hedging policy regarding operating expenses requires us to hedge not less than 50% of our forecast exposures for the next 12 months and allows us to hedge up to 100% of our forecast exposures for the next 36 months. In recent years we have been typically 100% hedged for at least 12 months forward on a rolling basis. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. In addition, our contract with Astrium for the construction of the Alphasat satellite is denominated in Euros. In 2008, we placed forward contracts to hedge 100% of the pre-launch payments under this contract and therefore have no further material exposure under the contract.

We apply the average exchange rate of the forward currency contracts to all non-financial assets and liabilities during the respective financial year in which we have arranged hedging.

The following table shows information about our foreign exchange forward contracts as at 30 September 2009. We entered into all these instruments for hedging purposes, and we account for them as such under IFRS because they applied to specific expenditure. The table presents the value of the contracts in US dollars at the contract exchange rate and at the forward rate at the period end, as well as the fair value of the contracts.

	Nine-month period ended 30 September 2009 unaudited
	Contract Value	Market Value	Fair Value (1)	Discounted Fair Value
	(US$ in millions)
GBP contracts	128.3	131.1	2.8	2.4
EUR contracts	158.0	176.3	18.3	15.6
C$ contracts	0.4	0.4	—	—

	286.7	307.8	21.1	18.0

(1)	The fair value represents the difference between the value of the contracts in dollars at the forward rate as of 30 September 2009 and the value of the contracts in dollars at the contract exchange rate.

Interest Rate Risk

We have no significant interest-bearing assets, income and operating cash flows are substantially independent of changes in market interest rates. Interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk.

We manage our cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, we agree with other parties to exchange, at specific intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

The following table details the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at 30 September 2009:

	As at 30 September 2009
	Average contracted fixed interest rate	Notional principal amount	Fair value
	%	(US$ in millions)
Outstanding floating for fixed contracts
Less than 1 year	4.50%	100.0	(6.5)
1 to 2 years	—	—	—
2 to 5 years	4.94%	200.0	(22.1)
5 years +	—	—	—

		300.0	(28.6)

Under the interest rate swaps we received quarterly floating interest (three-month USD LIBOR) to offset floating interest payable. Gains or losses will reverse in the income statement when the swaps expire. In the nine-month period ended 30 September 2009, we recognised US$0 (as compared with US$1.4 million and US$0 for the years ended 31 December 2008 and 2007, respectively) directly in the income statement as a result of hedge ineffectiveness arising on designated interest rate swaps.

In the future, we may hedge against our exposure to interest rate risk that we will incur from time to time on other borrowings.

As at 30 September 2009, if interest rates on borrowings changed by 1%, with all other variables held constant, our profit after tax for the year would have been impacted by US$0.2 million (as compared with US$1.6 million and US$1.4 million for the years ended 31 December 2008 and 2007, respectively). This is primarily due to our exposure to interest rates on its variable rate borrowings. The sensitivity analysis was determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at each balance sheet date was outstanding for the whole year.

Critical Accounting Policies

Our accounting policies are more fully described in notes 2 and 4 to the audited consolidated financial statements incorporated by reference herein. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reported period.

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits, deferred taxation and financial instruments and hedging activities.

Revenue Recognition

Our revenues from MSS result from utilisation charges that are recognised as revenues over the period in which the services are provided. Deferred income attributable to MSS or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. MSS lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve-months, unless another systematic basis is deemed more appropriate.

Our revenues are stated net of volume discounts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals and other communications equipment. Revenues from service contracts, rental income and conference facilities are recognised as the service is provided. Sales of terminals and other communication equipment are recognised when the risks and rewards of ownership are transferred to the purchaser.

Property, Plant and Equipment

Property, plant and equipment assets make up a significant portion of our total assets. We periodically review the carrying value of our property, plant and equipment and recognise an impairment if the recoverable amount (the higher of net realisable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalised when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognised in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

As at 31 December 2008, assets in course of construction related to our third Inmarsat-4 satellite, which while it had been successfully launched in 2008, had not been placed into service by 31 December 2008, and other broadband services that we continue to develop. Effective 1 January 2009, our third Inmarsat-4 satellite was transferred to space segment assets and is being depreciated over the life of the satellite. Depreciation has been charged on these assets from 1 January 2009.

Other fixed assets are stated at historical cost less accumulated depreciation.

Changes in asset lives can have a significant impact on our depreciation charge for a financial period. We regularly review the depreciable lives and change them as necessary to reflect our current view of their remaining lives in light of numerous assumptions and estimates, including with respect to technological change, prospective economic utilisation and physical condition of the assets concerned.

On 1 January 2008, we adopted IAS 23 (as revised), 'Borrowing Costs', in advance of its effective date, which is for annual reporting periods beginning on or after 1 January 2009. The impact of the adoption of IAS 23 (as revised) is the compulsory capitalisation of interest and finance costs associated with assets that take a substantial period of time to get ready for intended use.

Intangible Assets

Intangible assets comprise goodwill, patents, trademarks, software terminal development costs, spectrum rights and intellectual property. The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed each financial year. On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill.

Assets that are subject to amortisation are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognised in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognised in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units ("CGUs") are identified as groups of assets, liabilities and associated goodwill that generate cash flows that are largely independent of other cash flow streams. The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit. Goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilises an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

Two CGUs have been identified, 'Mobile Satellite Services' and 'Other'. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

Goodwill was tested for impairment at 31 December 2006, 2007 and 2008. No evidence of impairment was found.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management's best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments were required in 2006, 2007 and 2008.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalised. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

We capitalise development costs associated with the development of user terminals. Costs are capitalised once a business case has been demonstrated as to technical feasibility and commercial viability. For broadband services, terminal development costs are amortised using straight-line method over their estimated useful lives of between five and ten years. The R-BGAN service was terminated on 31 December 2008. R-BGAN terminal development costs were being amortised over five years and have been fully written off.

Defined Benefit Plans and Post-Retirement Healthcare Benefits

We recognise liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and outside the UK. Our net obligations in respect of these commitments are calculated separately for each plan. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations. The calculation is performed by a qualified actuary using the projected unit credit method.

Income Taxes

Our income tax balance is the sum of the total current and deferred tax balances. The calculation of this, and of our potential liabilities or assets, necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority, or, as appropriate, through a formal legal process. Issues can, and often do, take a number of years to resolve. The amounts recognised or disclosed are derived from our best estimation and judgement. However, the inherent uncertainty regarding the outcome of these means eventual realisation could differ from the accounting estimates and therefore impact our results and cash flows.

Deferred Taxes

Significant judgement is required in determining the provision for income taxes. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. Assumptions made are regularly reviewed to ensure that they accurately and appropriately reflect current tax positions and are in line with latest UK tax authority interpretations. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Financial Instruments and Hedging Activities

Financial assets and financial liabilities are recognised when we become a party to the contractual provisions of the relevant instrument and derecognised when we cease to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortised cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

We use derivative financial instruments to hedge our exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 'Financial Instruments: Recognition and Measurement' are accounted for as trading instruments. Derivatives are initially recognised and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, we are required to document in advance the relationship between the item being hedged and the hedging instrument. We are also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognised in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognised in equity are reclassified to the income statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the income statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognised immediately in the income statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the income statement when the committed or forecasted transaction is recognised in the income statement. However, where we have applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the income statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement.

Recently Issued Accounting Pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for future accounting periods but which we have chosen not to adopt early. The new standards which are expected to be relevant to our operations are as follows:

IAS 7 (as amended)—Statement of Cash Flows (effective for annual periods commencing on or after 1 January 2010)—amends the classification of expenditures on unrecognised assets. We have assessed the impact of this amendment and concluded that it will have no material impact on our financial statements.

IAS 27 (revised)—Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009)—provides revised rules for recognition and de-recognition of a subsidiary's net assets, liabilities and non-controlling interest. We have assessed the impact of this amendment and concluded that it will have no material impact on our financial statements.

IAS 32 (as amended)—Financial Instruments: Presentation—Classification of Rights Issues (effective for annual periods beginning on or after 1 February 2010)—requires that rights issues denominated in a currency other than the functional currency of the issuer are classified as equity, provided certain conditions are met. We have assessed the impact of this amendment and concluded that it will have no material impact on our financial statements.

IAS 39 (as amended)—Financial Instruments: Recognition and Measurement—Eligible Hedged Items (effective for annual periods beginning on or after 1 July 2009)—provides clarification on the circumstances in which inflation can be identified as a hedged risk item and the effectiveness of a purchased option designated as a hedging instrument when the time value of the option is: a) included, and b) excluded from the designation. We have assessed the impact of this amendment and concluded that it will have no material impact on our financial statements.

IAS 39 (as amended)—Financial Instruments: Recognition and Measurement—Embedded Derivatives (effective for annual periods beginning on or after 30 June 2009)—clarifies that on reclassification of financial assets out of the "fair value through profit or loss" category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. We have assessed the impact of this amendment and concluded that it will have no material impact on our financial statements.

IFRS 2 (as amended)—Share-based Payment—Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010)—clarifies how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. We have assessed the impact of this standard and concluded that it will have no material impact on our financial statements.

IFRS 3 (revised)—Business Combinations (effective for annual periods beginning on or after 1 July 2009)—provides revised rules on recognition of a business combination. It also provides new rules for the treatment of acquisition related costs, contingent considerations, non-controlling interests and recording of goodwill in a business combination. The financial effect of IFRS 3 (revised) will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

IFRS 5—Non-current Assets Held for Sale and Discontinued Operations (effective for annual periods beginning on or after 1 January 2010)—amends the disclosure requirements of non-current assets (or disposal groups) classified as held for sale or discontinued operations. We have assessed the impact of this standard and concluded that it will have no material impact on our financial statements.

IFRIC 9—Reassessment of Embedded Derivatives (effective for annual periods ending on or after 30 June 2009. The amendments should be applied retrospectively)—amends the scope of IFRIC 9 and IFRS 3 (revised) and excludes contracts with embedded derivatives acquired in a business combination from the scope. We have assessed the impact of this interpretation and concluded that it will have no material impact on our financial statements.

IFRIC 16 (as amended)—Hedges of a Net investment in a Foreign Operation (effective for annual periods beginning on or after 1 July 2009)—removes the restriction to designate as a hedging instrument in a net investment in a foreign operation a financial instrument that is being held by the hedged entity. We have assessed the impact of this interpretation and concluded that it will have no material impact on our financial statements.

IFRIC 17—Distribution of Non-cash Assets to Owners (effective for financial years beginning on or after 1 July 2009)—clarifies the timing of recognition, measurement and disclosure when non-cash assets are distributed to owners. We have assessed the impact of this interpretation and concluded that it will have no material impact on our financial statements.

IFRIC 18—Transfers of Assets from Customers (effective for transfers received on or after 1 July 2009)—clarifies the requirements of IFRSs for agreements in which an entity: a) receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services; or b) receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). We have assessed the impact of this interpretation and concluded that it will have no material impact on our financial statements.

THE MOBILE SATELLITE COMMUNICATIONS SERVICES INDUSTRY

We believe that we are the leading provider of global MSS. We were established by the International Maritime Organisation, a United Nations body (the "IMO"), as the first provider of MSS, initially to provide mobile satellite communications and safety services to ships at sea. Since that time, we have developed and expanded our service offerings from low-speed analogue voice and data services offered to maritime end-users, to high-speed digital voice and data services to a variety of end-users, including land and aeronautical end-users.

A network of satellites can provide communications services virtually anywhere in the world. Accordingly, satellite networks can play an important role in augmenting and complementing terrestrial communications networks by extending offerings of communications services to users beyond the reach of those networks. The most significant of these regions for MSS operators are the ocean regions where the majority of commercial, and much of leisure, maritime traffic is located. Many of the regions where significant natural disasters and political conflicts have recently taken place are also beyond the reach of high-bandwidth terrestrial wireline and wireless networks and therefore these types of networks are often unavailable at such times. Similarly, commercial and private aircraft can only access terrestrial wireless networks when flying over populated areas where such networks are available.

MSS operators use satellites that are located either in geostationary orbit ("GEO", orbiting approximately 22,300 miles above the earth), medium earth orbit ("MEO", orbiting approximately 5,000 to 10,000 miles above the earth) or low earth orbit ("LEO", orbiting approximately 300 to 1,000 miles above the earth).

Our satellites are in geostationary orbit, orbiting the earth above the equator at the same speed as the earth rotates, and therefore remain above the same point relative to the earth's surface. A geostationary orbit reduces the number of satellites required to provide global network coverage. Just three such geostationary satellites are sufficient to provide coverage for most of the earth's surface, and consequently, users rarely have to switch from one satellite to another, thus reducing the possibility of an interrupted signal. Lower orbit satellites (i.e., MEO and LEO, which include those used by our competitors, Iridium and Globalstar) move very quickly relative to the earth's rotation, requiring more complicated tracking equipment and operations. Since they are closer to the earth, these lower orbit satellites "see" a smaller portion of the earth's surface, requiring "constellations" of several dozen satellites to provide equivalent geographical coverage.

Orbital slots for geostationary satellites are points on the geostationary arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band. The number of orbital slots is limited. The right to use an orbital slot must be authorised under national and international regulatory regimes for the frequency bands in which a satellite will operate, and satellites operating in the same frequency bands must be sufficiently far apart to avoid interference with one another. See "Regulation". In addition, certain slots may not provide coverage over an entire market. Other slots may not be available for all of the frequency bands needed to make the slot commercially viable. Once the use of particular frequencies at an orbital slot has been licensed and coordinated, the use is protected against interference from other operations at the same or adjacent slots.

Frequency allocation across the various areas of the globe is managed by the ITU, an organisation related to the United Nations within which public and private sectors cooperate for the regulation, standardisation, coordination and development of international telecommunications.

The most common frequency bands used on geostationary satellites are as follows:

•

Ku- and Ka-bands (10–30 GHz).    Ku- and Ka-band radio frequencies have much greater bandwidth than the other frequencies discussed herein, and are typically used for direct-to-home TV broadcasting and broadband communications, as well as for VSAT services, including its mobile applications. Ku- and Ka-band radio frequencies are susceptible to atmospheric interference, and require large and highly-stabilised ground antennae with high-performance pointing systems to operate effectively.

•

C-band (4–8 GHz).    The C-band radio frequency has generally been used by fixed satellite service ("FSS"), and VSAT operators for TV distribution, data and voice communications. C-band frequencies are less susceptible to terrestrial and atmospheric interference than Ku- and Ka-bands, but still require larger stabilised antennae (oriented to face at a satellite at all times) to transmit and receive signals effectively.

•	L- and S-bands (1.5–1.6 GHz and 2–2.5 GHz, respectively). L- and S-band radio frequencies have longer wavelengths, which makes them less prone to degradation from external noise, such as rain, than services provided over the higher-frequencies discussed here. The ground antennae do not require the same ability to focus on a satellite as higher frequency services and tend to be small and portable. However, L- and S-band frequencies have less bandwidth than other frequencies discussed herein.

We operate our services at frequencies in the L-band spectrum. L-band system operators have successfully increased the aggregate bandwidth capabilities of their satellite communications services through the use of technologies that allow a satellite to direct and shape separate, narrow spot beams to different areas of the earth. Spot beams concentrate extra power in areas of high demand. By narrowing the satellite's beam, the same frequency can be used simultaneously in a number of geographic areas, as well as making it possible to supply standard services to smaller, simpler terminals. Accordingly, the aggregate bandwidth available for services can be increased.

The Demand for MSS

The demand for MSS has grown rapidly during the past two decades. We believe that a number of factors will continue to drive growth in the demand for MSS, such as the increasing reliance by businesses on communications networks, together with advances in portable computing and more mobile workforces, which are driving significant growth in demand for mobile communications services. We also believe that demand among businesses for data-intensive content, applications and services delivered over communications networks is growing. We expect this increased demand in turn to drive growth in the use of high-bandwidth mobile communications networks.

Demand for voice, video and other bandwidth-intensive communications services from government, media and aid organisations tends to increase substantially in areas affected by political conflict and natural disasters. Past events in Afghanistan and Iraq have resulted both in substantial short-term, and sustained, increases in our revenues from the provision of MSS.

BUSINESS

We believe that we are the leading provider of global MSS, providing data and voice connectivity to end-users worldwide. We have over 30 years of experience in designing, launching and operating our satellite-based network. With a fleet of 11 owned and operated geostationary satellites, we provide a comprehensive portfolio of global MSS for use at sea, on land and in the air. We estimate based on market share, that we have the leading MSS position in both the maritime and aeronautical sectors. Our services include voice and broadband data, which support safety communications as well as standard office applications, such as e-mail, internet, secure VPN access and videoconferencing. Our revenues, operating profit and EBITDA for the twelve-month period ended 30 September 2009 were US$673.9 million, US$301.2 million and US$477.1 million, respectively.

We have a successful launch and operating record. We have launched three generations of satellites and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and three Inmarsat-4 satellites, launched in March and November 2005 and August 2008. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and we expect a similar experience with our Inmarsat-3 satellites. We currently expect that the last of our Inmarsat-2 satellites will be in commercial operation until 2014, and expect that the last of our Inmarsat-3 satellites will be in commercial operation until 2018. Each of our Inmarsat-4 satellites is up to 60 times more powerful, and has up to 16 times more communications capacity than an Inmarsat-3 satellite and the Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020.

Our Inmarsat-2 and Inmarsat-3 satellites are used to offer our Existing and Evolved Services, which include all of our services other than broadband services and handheld SPS. Our Inmarsat-4 satellites serve as the platform for our broadband services and our SPS and planned GSPS, which we currently expect to launch in the second quarter of 2010, as well as provide continuity for our Existing and Evolved Services.

Data rates for our services have increased with each satellite generation. Our Existing and Evolved Services are available at transmission rates of up to 128 kbps, although higher rates are possible where multiple terminals are used in conjunction with channel bonding equipment. Our broadband services include our BGAN service to the land mobile sector, our FleetBroadband service to the maritime sector and our SwiftBroadband service to the aeronautical sector. Our Inmarsat-4 satellites provide BGAN service at transmission rates of up to 492 kbps, FleetBroadband service at transmission rates of up to 432 kbps and SwiftBroadband service at transmission rates of up to 432 kbps. Our broadband services support higher-bandwidth applications, including, videoconferencing, live videostreaming and large file transfer, together with standard office applications such as e-mail, internet, secure LAN access and voice telephony. These services have the same characteristics that our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and less expensive than the terminals used to access our Existing and Evolved Services.

We sell the majority of our services on a wholesale on-demand basis via a well-established, global network of distribution partners, which provide our services to end-users, either directly or indirectly through service providers. Our global network of 32 distribution partners and approximately 400 service providers who are present in over 100 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including KDDI and Singtel, and also include other significant distribution partners, such as Stratos (which is indirectly wholly-owned by Inmarsat plc) and Vizada (formed by a merger of France Telecom Mobile Satellite Communications and Telenor Satellite Services). We continue to target and evaluate new distribution opportunities as they arise. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted or length of voice call according to the types of services they distribute to end-users. In addition, a number of large end-users, such as the U.S. Navy, lease MSS capacity from us through our distribution partners.

The following tables set forth the breakdown of revenue by business sector in US dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)
Maritime	284.7	310.3	332.5	249.6	265.8
Land mobile	116.1	125.8	141.8	106.9	108.8
Aeronautical	30.7	44.3	64.4	46.2	55.2
Leasing	60.3	66.2	79.7	58.5	76.1

Total MSS	491.8	546.6	618.4	461.2	505.9
Other income	8.3	10.6	16.3	12.9	7.4

Total consolidated revenues	500.1	557.2	634.7	474.1	513.3

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(percentage)
Maritime	56.9%	55.7%	52.4%	52.6%	51.8%
Land mobile	23.2%	22.5%	22.3%	22.5%	21.2%
Aeronautical	6.1%	8.0%	10.1%	9.8%	10.8%
Leasing	12.1%	11.9%	12.6%	12.4%	14.8%

Total MSS	98.3%	98.1%	97.4%	97.3%	98.6%
Other income	1.7%	1.9%	2.6%	2.7%	1.4%

Total consolidated revenues	100.0%	100.0%	100.0%	100.0%	100.0%

History

We were formed in 1979 as an international governmental organisation under treaty, with an initial objective to provide communications and safety services to ships at sea. We were established with a mandate to operate profitably and to generate return on the invested capital. In 1999, we were privatised and became a private limited company under English law. As a result of privatisation, among other things, we became subject to normal corporate taxation, and we began funding ourselves independently in the international financing markets for the first time.

In December 2003, funds advised by Apax Partners and Permira Funds acquired a 51.7% controlling interest in us and we subsequently entered into a series of financing transactions, including the issuance of the Existing Senior Notes and the Existing Discount Notes. In June 2005, Inmarsat plc, our ultimate parent company, made an initial public offering and listed its ordinary shares on the London Stock Exchange. In connection with the listing we made substantial repayments of our indebtedness at the time from primary proceeds of the offering, including the redemption of 35% of the principal amount of the Existing Senior Notes then outstanding. Inmarsat plc today has a 100% free float of its ordinary shares. Subsequent to the initial public offering, Apax Partners and Permira Funds sold their holding in the ordinary shares of Inmarsat plc.

Key Strengths

We believe that we are the leader in the global mobile satellite communications industry, with leading positions in the maritime, land mobile and aeronautical sectors. The following key strengths enhance our position:

•

Unique Global Communications Network.    We own and operate a fleet of 11 geostationary satellites, including three recently launched Inmarsat-4 satellites, all of which use the L-band spectrum, which is suited to mobile communications, to provide a comprehensive portfolio of on-demand and leased data and voice services on a global basis. We have global spectrum rights which we believe would be difficult for any new market entrant to replicate. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite and the Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020. The quality and coverage of our network is further underpinned by the fact that we are currently the only provider of satellite services for the operation of GMDSS, which maritime sector regulations require for all cargo vessels over 300 gross tons and for all passenger vessels that travel in international waters. In addition, we also comply with ICAO standards for the provision of aeronautical safety systems, such as air traffic management and aircraft operational control.

•

Established, Large End-User Base of Government and Military Entities, Corporations and International Aid Organisations.    As of 30 September 2009, we had over 253,000 active terminals accessing our data, voice and broadband services, which in many instances are accessed by multiple end-users, such as those on board ships and aircraft. We believe that this large installed base of active terminals contributes to our stable revenues, due to the significant cost and effort required by end-users to switch to an alternative communications system. Government and military end-users, in particular the U.S. Department of Defense and the UK Ministry of Defence, are large users of our communications network. We believe that government and military end-users account for between 35% and 40% of our revenues. We believe that their rapidly growing mobile high-speed data and voice communications needs, together with an increasing willingness to procure from commercial service providers, position us favourably to increase both traditional sales of our on-demand services and leasing of our satellite capacity through distribution partners to government and military end-users. Our corporate end-users tend to have a high degree of day-to-day reliance on our services to support mission critical operations which contributes to our revenue stability. International aid organisations rely on our services when responding to global events, including aid relief missions in response to natural disasters. During the recent economic downturn, we have continued to report revenue growth in all of our business sectors. For the nine-month period ended 30 September 2009 as compared with the nine-month period ended 30 September 2008, we reported growth in our total MSS revenues of 9.7%. In particular, revenue growth in our maritime sector has been sustained despite otherwise difficult trading conditions for the shipping industry. For the nine-month period ended 30 September 2009, revenues from the maritime sector grew by 6.5% as compared with the nine-month period ended 30 September 2008. We believe the performance of our maritime business during the economic downturn underlines both the basic reliance on our services and the increasing demand for data communications services at sea.

•

Established, Global Distribution Network.    We currently have 32 distribution partners who sell our services to end-users, either directly or through a network of approximately 400 service providers. In addition, our parent company, Inmarsat plc, owns our largest distributor, Stratos, which for the nine-month period ended 30 September 2009, accounted for a 43% share of our MSS revenues. Some of our distribution partners and service providers specialise in the delivery of services to key end-user market sectors and offer specialist applications and value-added services in addition to our airtime. Our well-established, global network of distribution partners enables the targeting and support of end-user market sectors across the globe. In April 2009, our previous five-year distribution agreements expired and were replaced with new evergreen Distribution Agreements with a minimum term of five years, that have significant operational and economic benefits compared to the previous distribution agreements, including the ability for us to contract directly with end-users and for us to own and operate LESs for our Existing and Evolved Services. We believe the terms of the new Distribution Agreements increase our ability to influence the price and positioning of our services to end-users and will result in the improved performance of our business over time. See "Operating and Financial Review—Significant Factors Affecting Our Results of Operations—Effect of Distribution Agreements" and "Material Contracts—Distribution Agreements".

•

High Margins and Attractive Cash Conversion Profile.    For the past nine years, our EBITDA margin (EBITDA as a percentage of revenues) has exceeded 63% and our EBITDA has grown from US$289.7 million in 2000 to US$477.1 million for the twelve-month period ended 30 September 2009 (an EBITDA margin of 71%). Our wholesale business model results in our distribution partners and service providers incurring most of the marketing and associated subscriber, or end-user, acquisition costs, and consequently our EBITDA margins compare favourably to those of other communications service providers. As a result of completing our network of three Inmarsat-4 satellites, including related ground infrastructure development, our capital expenditures have reduced materially. For the twelve-month period ended 30 September 2009, our FCF more than doubled to US$316.2 million from US$119.1 million for the twelve-month period ended 30 September 2008. We expect our strong EBITDA margin and current lower capital expenditure profile to continue to generate strong FCF for the foreseeable future.

•

Proven Track Record of Deleveraging.    Through a combination of increasing our revenues and controlling our operating costs and capital expenditures, we have increased our FCF and reduced our leverage. We have decreased the ratio of Net External Debt to EBITDA from 1.8x as of the year ended 31 December 2005 to 0.9x as of the twelve-month period ended 30 September 2009.

•

Global Broadband Services Portfolio in Place to Capitalise on Growth Opportunities.    With the deployment of our Inmarsat-4 satellite fleet, we have introduced new broadband services into each of our market sectors. We launched our BGAN service for the land mobile sector in December 2005, our SwiftBroadband service for the aeronautical sector in October 2007 and our FleetBroadband service for the maritime sector in November 2007. We believe our broadband services enable us to capitalise on the growth opportunities presented by existing and new end-users' increasing demand for high-bandwidth mobile communication services, as evidenced by the strong growth in data services we have experienced in recent years. The incremental capacity of our Inmarsat-4 network has also allowed us to expand our leasing business, which has experienced substantial growth in recent years.

•

30-Year History of Innovation, Technical Excellence and Reliability.    We have over 30 years of experience in designing, implementing and operating global mobile satellite communications networks, and have a track record of high-quality services and reliability. We have never experienced a satellite failure in our operating history and, throughout our operating history, we have pioneered innovations in satellite communication services to make higher data speeds available to smaller and lighter mobile terminals. Our broadband services are the latest of these innovations and are designed to offer the same service characteristics our end-users have historically enjoyed through our Existing and Evolved Services, including reliability, ease of use and security. In addition, over the three years ended 31 December 2008, our average satellite communications network availability exceeded 99.99%. We believe our reliability is particularly attractive to government, military and enterprise-level users whose operations typically require mission and business critical communications support.

•

Experienced Management Team.    We have a highly experienced management team with a proven record of managing growth-oriented companies. Our Chief Executive Officer and Chief Financial Officer joined us in 2003 and 2004, respectively, and have managed our business through a period of sustained growth and de-leveraging. Members of our senior management team have held senior positions at a number of public companies, including Sprint PCS, NDS Group plc and Lockheed Martin. Our Chief Technology Officer, Senior Vice President of Global Networks and Engineering and Vice President of Satellite and Network Operations have over 100 years of combined experience in the satellite industry and have been involved in the successful launch and deployment of more than 100 satellites. We believe this base of experience was a significant factor in the successful development and deployment of the Inmarsat-4 network and better enables us to execute our strategy in the future.

Strategies

Our goal is to increase our penetration in our core data and voice services sectors and enter new end-user sectors. We plan to:

•

Maintain Strong Growth and Cash Flow Generation by Increasing Sales of Our Existing Services and Realise Economies of Scale as We Roll Out New Services.    We believe that our disciplined investment approach, our relatively high EBITDA margins and our current low capital expenditure profile will result in attractive cash conversion in our business going forward. We intend to improve our margins and cash generation by leveraging our new broadband portfolio of services and leading position in the maritime, land mobile and aeronautical sectors to increase sales of our existing services, while maintaining our rigorous cost control.

•

Develop and Market New Handheld Global Satellite Phone Services.    We estimate that we are the leader in land data MSS and believe our share in land voice MSS represents a significant growth opportunity. We are developing GSPS, as well as fixed land and maritime variants, to compete in the low-cost satellite voice sector. With the launch of our Inmarsat-4 satellites we introduced our first handheld SPS on a regional basis and began to access this opportunity within the MSS sector for the first time. We currently expect to launch GSPS in the second quarter of 2010. We expect that GSPS will feature competitively-priced hardware and usage charges and be attractive to end-users. In addition, we expect that our distributors and service providers may bundle GSPS with our data services to create single handheld voice and data packages that will be attractive to end-users, many of whom buy both handheld voice and data services to meet their needs.

•

Pursue New Business and Market Opportunities.    Our Inmarsat-4 satellite fleet provides us with the capacity and functionality necessary to support a broad range of new business opportunities, which we expect will be consistent with our goal of continued strong growth and cash flow generation. We believe that the flexibility of our Inmarsat-4 satellite fleet will enable us to capitalise upon both event-driven and long-term revenue opportunities across the maritime, land mobile and aeronautical sectors. For example, we are working with certain distributors on the development of in-flight cellular-based services for use by commercial airline passengers. A number of airlines have already begun, or committed to, the commercial launch of these services, and a larger number of airlines have either trialled or are planning to trial these services in the future.

We also intend to seek to increase the amount of satellite capacity we lease to our distribution partners. We believe that there exists a significant opportunity for growth to provide additional services to the U.S. Government, including the Department of Defense and the Department of Homeland Security, as well as other governments around the world. The emergence of networked warfare techniques and the increased willingness of the U.S. Department of Defense to procure satellite communications from commercial suppliers creates an opportunity for us to benefit from the increased bandwidth demands and to play a significant role in the development of new communications platforms for military use. International homeland security issues are creating opportunities for us relating to emergency communications back-up and support to remote locations. In addition, we remain well-positioned to benefit from any upsurge in demand for our services that would follow a global security event, conflict or natural disaster.

In 2009, we made a strategic decision to increase our focus on growing our revenues from SLDR services, sometimes referred to as telemetry services, which typically support asset tracking and monitoring applications. We believe the demand for low data rate services terminals is growing and that average satellite airtime revenue opportunity per terminal is also growing. In July 2009, we entered into a long-term direct distribution agreement with SkyWave, a leading provider of SLDR services, based in Canada. In connection with the agreement, SkyWave recently completed the migration of approximately 50,000 terminals to our Inmarsat-4 network, from a competing network. We expect to continue a range of development activities to improve and grow our share in the SLDR sector.

In addition, we believe new services may be licensed and deployed in the future using a combination of elements from both terrestrial and satellite communications networks. Some of these services could be deployed using the radio spectrum we have either been allocated or are authorised to develop in the future. Such new service opportunities are likely to require us to form partnerships with strategic or financial partners, but could provide significant new sources of revenue. In December 2007, we signed the Cooperation Agreement with SkyTerra, a satellite communications company located in the United States, to enable the efficient use and development of our spectrum across the Americas and to support the commercial deployment of hybrid satellite/terrestrial services by SkyTerra. In May 2009, we were awarded rights over 30 MHz of S-band spectrum to develop hybrid satellite/terrestrial services for deployment across the 27 member states of the European Union. Although such developments are at an early stage, we expect opportunities to be driven by spectrum scarcity and/or new service innovation in the future.

•

Develop and Deploy our Alphasat Satellite to Enhance our Service Offerings and Satellite Network Resilience.    In 2007, we announced that we had been selected by the ESA to be the commercial partner for the joint development of a new satellite platform called Alphabus. As a result of our selection, Inmarsat will build, deploy and fully own a new satellite, called Alphasat, and will benefit from an effective public subsidy of approximately €150 million against the cost of building and launching the satellite. We expect that, when launched, Alphasat will allow us to deploy enhanced end-user service offerings in the key EMEA markets and add continuity resilience to our Inmarsat-4 satellite network. In addition, we believe that the successful launch of Alphasat will postpone the need to deploy our next generation of replacement satellites and will result in a material deferral of the capital expenditure costs associated with developing and launching these satellites. The Alphasat satellite began construction in 2008 under a contract with Astrium and is expected to be delivered in 2012. The Alphasat satellite will be capable of providing our services across the complete 41 MHz of L-band mobile satellite spectrum available over the EMEA region. This capability provides greater flexibility in spectrum utilisation compared to the current Inmarsat-4 satellite for the EMEA region, which is limited to providing service across 27 MHz of the L-band. In addition, Alphasat's advanced digital processor capability and optimised antenna coverage will allow up to 50% more capacity for our services as compared with an Inmarsat-4 satellite, while remaining compatible with established launch vehicles.

Geographical Markets

We operate in one business segment, the supply of MSS. Within this one business segment, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a single segment.

We allocate revenues geographically based on the location of our distribution partners, whom we bill for MSS. Because these distribution partners sell services directly or indirectly to end-users, who may be located elsewhere, and as we do not contract directly with them, it is not possible for us to provide the geographical distribution of end-users.

	Year ended 31 December			Nine-month period ended 30 September
	2006	2007	2008	2008 unaudited	2009 unaudited
	(US$ in millions)
Europe	251.0	196.8	224.5	167.3	210.9
North America	155.5	289.3	323.1	240.5	237.2
Asia-Pacific	86.2	63.7	76.5	58.2	57.1
Rest of the world	7.4	7.4	10.6	8.1	8.1

Total revenues	500.1	557.2	634.7	474.1	513.3

Our Services

Our principal services are MSS, which, for the nine-month period ended 30 September 2009, accounted for 99% of our revenue as compared with 97% for the nine-month period ended 30 September 2008.

MSS

End-users access our MSS at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

Our Existing and Evolved Services

Existing and Evolved Services are those services that were introduced on our Inmarsat-2 and Inmarsat-3 satellites. All of our current Existing and Evolved Services can also be supported by our Inmarsat-4 satellites. Since 1982, our Existing and Evolved digital data and voice products have been improving, with the introduction of higher data speeds, helping to consolidate our position in the maritime sector, facilitating our entry into the land mobile and aeronautical sectors and adding increasingly high-speed data products to our portfolio which we have grown for 30 years.

On 31 December 2007, at the end of a five-year notice period given to our end-user customers and the maritime industry, we switched off our only analogue service, known as Inmarsat A. This service had been in continuous operation since its launch in 1982, offering voice and data communications mostly to ships and other vessels at sea. Although at one time Inmarsat A accounted for a significant proportion of our revenues, the vast majority of users of the service had migrated to our newer digital services prior to the switch off.

On 31 December 2008, in line with our previously announced plan, we terminated our R-BGAN service which had been in operation since November 2002 and was a predecessor to our BGAN service. During 2008, the R-BGAN service generated US$8.6 million in revenue as compared with US$14.0 million during 2007. However by December 2008, the monthly rate of revenue was no longer material. We believe that by the end of 2008, the vast majority of R-BGAN users had already migrated or made preparations to migrate to our BGAN services in anticipation of the planned termination of the R-BGAN service. At 31 December 2008, we recorded 4,708 active R-BGAN terminals, as compared with 7,608 at 31 December 2007, and removed these from our active terminal count with effect from 1 January 2009.

Our Broadband Services

The broadband capability offered by our Inmarsat-4 satellites has allowed us to introduce a new generation of MSS. Our broadband services, FleetBroadband, BGAN and SwiftBroadband, are provided by our Inmarsat-4 satellites.

FleetBroadband (Maritime)

In November 2007, we launched our FleetBroadband services to the maritime sector offering voice and high-speed Internet Protocol ("IP") data service at transmission rates of up to 432 kbps to vessels around the world, regardless of geographic location. This service represents a significant advancement in maritime mobile communications and is expected to serve the maritime industry until at least 2020.

FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, on a global basis. Operational systems can run online while multiple users simultaneously still access e-mail, the internet and make phone calls, all via a single terminal. In May 2009, we launched our new FleetBroadband 150 ("FleetBroadband 150") service which was introduced to target and expand the addressable markets for smaller vessels, coastal merchant vessels and the fishing and marine leisure sector, offering voice connection of landline quality, accessible simultaneously with an internet connection of up to 150 kbps and simple to use SMS.

BGAN (Land)

Our BGAN service was our first broadband service, and was launched in December 2005 in the land mobile sector in EMEA and parts of Asia. Our BGAN service was commercially launched in the Americas in mid-2006 and since February 2009 has been available on a global basis. BGAN offers end-users secure, reliable broadband internet and telephony capability for high-speed data applications using portable terminals connecting via USB, Bluetooth, WiFi or Ethernet, depending on terminal type. The service supports data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation (3G) terrestrial wireless networks, with the option of 64 kbps Integrated Services Digital Network ("ISDN") or IP streaming at 8, 16, 32, 64, 128, 256 or 384 kbps. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice, telephony. BGAN supports services such as SMS, call waiting, call forwarding and voice-mail. Furthermore, BGAN was the first mobile communications service to offer guaranteed data rates on demand ('streaming') to support real-time applications such as 'live' news reports.

In June 2009, we globally introduced BGAN X-Stream which provides enhanced data streaming capability for BGAN users. This new BGAN X-Stream service offers customers at least a 50% increase on the previous highest bit-rate streaming capabilities and guarantees streaming data rates at a minimum of 384 kbps and can deliver up to 450 kbps in certain circumstances. BGAN X-Stream is designed to meet the requirements of a wide base of customers and is expected to appeal particularly to media and government users.

Swift Broadband (Aeronautical)

In 2007, we launched our SwiftBroadband services to the aeronautical sector, which can be accessed by end-users through dedicated terminals specifically designed for use in-flight. SwiftBroadband offers simultaneous voice and data connectivity of up to 432 kbps.

SwiftBroadband is suitable for a range of applications from aircraft operation and management to cabin applications such as e-mail, internet access, SMS text messaging and integration into in-flight entertainment systems. SwiftBroadband is also being deployed commercially and in trials for the in-flight use of cellular phones and personal digital assistants (PDAs).

SPS and GSPS

In September 2006, we signed a collaboration agreement with ACeS, an L-band MSS operator located in Indonesia, through which, inter alia, we acquired certain intellectual property relating to their existing handheld satellite phone service. This acquisition provided the platform for the introduction of our first handheld satellite phone service, now called SPS.

Since 2007, our service portfolio has included the handheld IsatPhone and its fixed land and maritime derivatives, the LandPhone and the FleetPhone. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone. It is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satellite phone installation targeted at remote villages. FleetPhone is a low-cost maritime voice service.

SPS is currently available across much of the Middle East, Africa and Asia. Following an extensive network and terminal modernisation and development programme, GSPS, is expected to be launched, replacing SPS, globally in the second quarter of 2010.

Services to End-Users

Services to Maritime End-Users

We provide MSS to the maritime sector. For the nine-month period ended 30 September 2009, the maritime sector represented 52% of our total revenues, of which approximately 30% was generated by voice services and 70% was generated by data services (as compared with 53%, 31% and 69%, respectively, for the nine-month period ended 30 September 2008).

We provide the following Existing and Evolved Services to the maritime sector: Inmarsat B, Inmarsat C, Mini-C, Inmarsat D+, Inmarsat M, Mini M, Fleet 33, Fleet 55, Fleet 77 and Fleet 77 128K. We also offer a broadband service, FleetBroadband, as well as leasing services to the maritime sector. These products offer voice services and data transmission rates ranging from 600 bps to 432 kbps.

End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organisations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

All of our existing maritime services are available globally (excluding extreme polar regions).

Maritime end-users utilise our satellite communications services for the following:

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Data and information applications.    Ships' crews and passengers use our services to send and receive e-mail and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic charts and their updates. The new data speeds we now offer through FleetBroadband allow video conference applications to operate via our premium services which enable video conference calling from any ocean region around the world.

•

Vessel management, procurement and asset tracking.    Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, pursuant to the IMO resolution relating to long range identification and tracking, new security regulations will be introduced requiring tracking of merchant vessels in territorial waters.

•

Voice services for passengers and crew.    Maritime global voice services are used for both vessel operations and social communications for crew welfare. Merchant shipping operators increasingly use our services to provide phone cards and/or payphones for crew use with preferential rates during off peak times during the day.

•

Safety.    In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue coordination centre of their situation and position. The rescue coordination centre then uses our services to coordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognised by the IMO as the sole provider of the satellite communications services required for GMDSS. As of 30 September 2009, we were not aware that any other operator had made a formal application to the IMO to seek authorisation to provide GMDSS. The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Services to Land-Based End-Users

We provide MSS to the land mobile sector globally, providing services to areas not served or not served well by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for reliable mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by users operating outside the coverage of terrestrial networks.

For the nine-month period ended 30 September 2009, the land mobile sector represented 21% of our total revenues, of which voice services generated approximately 6.0% and data services generated approximately 94% as compared with 23%, 8% and 92%, respectively, for the nine-month period ended 30 September 2008.

Military and government agencies constitute the largest end-users in the land mobile sector and, similar to maritime end-users, demand reliable, high quality services. In addition to military and government users, aid organisations, media, construction, energy and transport companies utilise our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and relief missions in response to natural disasters, continue to increase demand for our services around the globe.

We provide the following Existing and Evolved Services to the land mobile sector: Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini M, GAN and IsatM2M. We also offer BGAN services and SPS to the land mobile sector. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Our land-based end-users utilise our satellite communications services for:

•

Voice, data and videophone.    Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organisations transmit live broadcast-quality voice, live videophone and store-and-forward video footage and still images using our services.

•

Mobile and remote office connectivity.    A variety of enterprises use our services to place and receive voice calls, access data, e-mail, digital images, internet and facilitate corporate network connectivity.

•

Vehicle and facilities management.    Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses, oil pipelines and utilities networks.

We offer both data and voice services to land mobile sector end-users. Other than SPS, all of our existing land mobile services are available globally (excluding the extreme polar regions).

Services to Aeronautical End-Users

We provide MSS to the aeronautical sector. For the nine-month period ended 30 September 2009, the aeronautical sector represented 10.8% of our total revenues as compared with 9.8% for the nine-month period ended 30 September 2008. In the aeronautical sector, our satellite communications services are used by government users, corporate jet operators, and commercial airlines. Avionics from our hardware partners have become factory options or standard equipment on a range of airframes in business aviation and air transport.

We provide the following Existing and Evolved Services to the aeronautical sector: Aero C, Aero H/H+, Aero I, Aero L, Mini M and Swift 64. We also offer a broadband service, SwiftBroadband, to the aeronautical sector. These services offer voice and data communication rates ranging from 600 bps up to 432 kbps per channel. The Aero L, I, H and H+ services are compliant with ICAO's standards for provision of safety services.

Aeronautical users utilise our satellite communications services for:

•

Air traffic control communications ("safety services").    Aircraft crew and air traffic controllers use our services for data and voice communication between the flight deck and ground based control facilities. This includes ADS (Automatic Dependent Surveillance) for waypoint position reportings, ACARS/FANS (Aircraft Communication and Reporting System/Future Air Navigation System) for data link messages between the controller and an aircraft and CPDLC (Controller Pilot Data Link Communication) for clearance and information services. Examples of our safety services include user co-ordinated revisions of flight plans en route and transmission of aircraft systems' data to the ground.

•

Operational communications.    Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, aircraft systems' "mission critical" condition data can be transmitted to the ground or administrative data can be transferred to the aircraft.

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Aeronautical passenger communications.    Our services are used for air-to-ground telephony, data services, communications and as the enabler for in-flight mobile phone systems. The traditional in-seat phone systems have been dominating passenger communication to date, but in addition to a number of ongoing trials, Emirates Airlines, Watanyia, RyanAir and Royal Jordanian are all now providing commercial services allowing passengers to communicate using their own mobile phones, Blackberrys and other PDAs.

Our Swift 64 service is established as the recognised form of data connectivity to government aircraft and business jets. The initial take up of SwiftBroadband, which allows for higher data speed and simultaneous voice and data communication, has also come from the government aircraft and business jet sectors.

End-User Terminals

Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, sizes, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users' requirements for stabilisation and more stringent pointing capabilities (rather than portability).

Specialised third parties manufacture our user terminals and, except in the case of SPS terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for SPS, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our broadband and SPS terminals are designed to provide access via our Inmarsat-4 satellites. Our broadband terminals use the same Subscriber Identity Module ("SIM") cards as terrestrial wireless terminals. This inter-operability enables distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

In January 2009, we mutually agreed with EMS Technologies Canada Limited to terminate a development contract for our GSPS. We remain fully committed to launching GSPS and have appointed Sasken to lead the programme. We have also made a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, we expect to introduce GSPS in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme. The product distribution strategy for this new product will be announced in due course.

In October 2009, we entered into a manufacturing contract with Elcoteq, a leading telecommunications hardware manufacturer based in Tallinn, Estonia, for the production of our new IsatPhone Pro (the initial handheld satellite phone that will support our new GSPS) which we expect to launch in the second quarter of 2010.

Leasing

We lease capacity on our satellites to distribution partners who in turn provide the capacity to end-users. We entered into the Lease Agreements that took effect from 15 April 2009 with our distribution partners that lease our satellite capacity to end-users for exclusive use for a pre-arranged, fixed term (as opposed to on-demand services). See "Material Contracts—Distribution Agreements—New Lease Services Provider Agreements".

Typically, our capacity leases are short-term, with terms of up to one year, although they can be as long as five years. We also lease specialised satellite navigation transponders on our Inmarsat-3 and Inmarsat-4 satellites primarily for the provision of navigation services to U.S. and European civil aviation organisations, for up to five years. For the nine-month period ended 30 September 2009, total leasing revenues represented 14.8%, of our total revenues as compared with 12.4% for the nine-month period ended 30 September 2008.

Distribution

On 15 April 2009, our new Distribution Agreements, which we have entered into with all of our distribution partners, came into effect. These agreements cover our Existing and Evolved Services distributed through our network of LES operators, our broadband and SPS family of services as well as future services that we may elect to offer via our network to distribution partners.

Existing and Evolved Services

Our Existing and Evolved Services are distributed by agreement through the network of our LES operators. This arrangement is governed by bilateral SSAAs between us and each distribution partner each of which came into effect on 15 April 2009 and replaced the former LES operator agreements. See "Material Contracts—Distribution Agreements—Space Segment Access Agreements".

These agreements will subsist for a minimum period of five years but have no fixed term although any SSAA may be terminated after the initial period with two years' written notice by us.

While there are similarities between the SSAAs and the former LES operator agreements, there are substantive differences including among others:

•	our ability to own and operate LESs for our Existing and Evolved Services;

•	our ability to contract directly with end-users for any service that we provide;

•	greater flexibility for us to amend wholesale pricing and other contractual terms after an appropriate notice period;

•	reduced volume discounts over time; and

•	shorter payment terms over time.

It remains the case that we do not set the prices that end-users pay for our services.

Broadband and SPS Family of Services

The distribution of our broadband and SPS family of services is governed by bilateral NSDAs between us and each distribution partner, which came into effect on 15 April 2009. The NSDA terms and conditions apply to all these services (with each service having a different annex to a NSDA that includes more specific terms) as well as future services that we may elect to offer via our network to distribution partners. This will obviate the need to negotiate new agreements for each new service. See "Material Contracts—Distribution Agreements—Network Service Distribution Agreements".

We distribute our broadband and SPS family of services through certain of our existing distribution partners who in turn offer these services to end-users. This group of distribution partners has been selected on the basis of their ability to deliver our broadband and SPS services to key end-user sectors and distribution partners' willingness to invest significant resources to collaborate with us in the development and marketing of our broadband services and SPS services.

While there are similarities between the NSDAs and the previous individual service distribution agreements, as with the SSAAs, there are substantive differences, including:

•	our ability to contract directly with end-users;

•	greater flexibility for us to amend wholesale pricing and other contractual terms after an appropriate notice period;

•	reduced volume discounts over time;

•	fewer restrictions on our ability to appoint new distribution partners; and

•	shorter payment terms over time.

It remains the case that we do not set the prices that end-users pay for our services.

Sales and Marketing

Our sales and marketing organisation is designed to reflect our strategy as a mobile satellite services wholesaler, which leverages our extensive network of distribution partners and service providers. Our sales and marketing organisation interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new MSS to end-users. We engage in targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organisation is to gather, review and analyse end-user market intelligence as an important source of information towards our business and product strategy.

Our Network and Technology

The following diagram illustrates how our network carries a data or voice transmission from an end-user terminal to a terrestrial network for delivery to a wireless telephone, or to a computer or telephone connected to a corporate network.

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 11 owned satellites in geostationary orbit located approximately 22,300 miles above the earth;

•

LESs owned by our distribution partners transmit and receive our Existing and Evolved communications services to and from our satellites. As Inmarsat plc, our ultimate parent company, completed the acquisition of Stratos on 15 April 2009 (one of our largest distribution partners), Inmarsat plc itself indirectly owns several of these LESs;

•	three SASs comprising a total of seven antennae, all of which transmit and receive our broadband services traffic to and from our satellite network;

•

in respect of SPS, to transmit and receive our SPS traffic to and from our satellite network, we have established a gateway in Subic Bay (Philippines) in cooperation with Philippines Long Distance Telephone Company and a gateway in Fucino (Italy) which is part of our SAS facility;

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for broadband and SPS services); and

•	two of our SASs and the gateway at Subic Bay (Philippines) will transmit and receive our new GSPS when launched.

Our network is supported by four prime and three back-up tracking, telemetry and control stations and four principal network co-ordination stations owned by third parties located at different points around the globe. Our network operations centre and satellite control centre are in London. These facilities are further supported by a fully redundant disaster recovery site elsewhere. See "—Ground Infrastructure—Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites".

Our Satellites

The key characteristics of our existing geostationary satellites are summarised in the following table:

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4
Number of satellites	3 (all in orbit)	5 (all in orbit)	3 (all in orbit)
Coverage and spot beams	Global beam	Global beam and six wide spot beams (1)	Global beam, 19 wide spot beams (1) and 200+ narrow spot beams (2)
Launch dates	October 1990 – April 1992	April 1996 – February 1998	March 2005; November 2005; and August 2008
Orbital position (on the equator)	142W, 98W, 109E	64E, 15.5W, 178E, 54W, 25E	143.5E, 25E, 98W
Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	Global (other than extreme polar regions)
Manufacturer	British Aerospace	Lockheed Martin	Astrium
Payload (3)	Hughes	Marconi	Astrium
Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch), Sea Launch (second launch), and Proton (third launch)
Cost (including launch insurance)	US$675.0 million	US$895.0 million	US$1.1 billion
End of Life (4)	2014	2018	2020

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the "sub-satellite point"). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)	Payload refers to communications subsystem.

(4)	We calculate end of life estimates for our fleet of in-orbit satellites based on the latest information available for several factors. These factors include operational history, projections for remaining fuel on board, and the observed degradation of on-board systems in comparison to available redundancy. End of life estimates are subject to change and involve a degree of uncertainty.

Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth's surface, giving our existing services a global reach (except for the extreme polar regions).

Our satellites take advantage of the relatively wide coverage patterns of the antennae of mobile ground terminals with which they communicate to operate in orbits slightly inclined to the equator, thus reducing their station-keeping fuel requirements and thereby extending their operating lifetimes. The satellites contain on board fuel to support both regular position maintenance manoeuvres and possible relocations to new orbital locations. All manoeuvres consume on-board fuel and therefore reduce the remaining operating life of a satellite. We have managed the manoeuvres of our satellites in order to optimise the usable life of our satellite fleet.

In 2006, we de-orbited one of our four Inmarsat-2 satellites and now have three Inmarsat-2 satellites remaining in orbit.

Inmarsat-4 Satellites

In May 2000, we entered into a contract with Astrium for the development and construction of three Inmarsat-4 satellites. These satellites are designed to support our high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology that enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Each operational Inmarsat-4 satellite is 60 times more powerful than an Inmarsat-3 satellite (measured by maximum equivalent isotopic radiated power ("EIRP") on the narrowest spot beam, and each of our Inmarsat-4 satellites is capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

In early 2009, and following the successful launch of the third Inmarsat-4 satellite in 2008, we completed a satellite repositioning programme which created three new regions, being the Americas, EMEA and Asia-Pacific, for our Inmarsat-4 satellites and the BGAN, SPS, SwiftBroadband and FleetBroadband services they support. This repositioning programme has enabled our Inmarsat-4 coverage to extend across the globe.

Alphasat Programme

On 8 November 2007, Inmarsat entered into a contract with Astrium for construction of the Alphasat satellite. Milestone payments for the construction phase began in March 2008 for work started at the Astrium plants in Portsmouth and Toulouse and at key subcontractor manufacturing sites. The programme is currently on schedule for a spacecraft delivery in 2012.

The Alphasat satellite will be capable of providing our services across the complete 41 MHz of L-band mobile satellite spectrum available over the EMEA region. This capability provides greater flexibility in spectrum utilisation compared to the current Inmarsat-4 satellite for the EMEA region which is limited to providing service across 27 MHz of the L-band. In addition, Alphasat's advanced digital processor capability and optimised antenna coverage will allow up to 50% more capacity for our services as compared to an Inmarsat-4 satellite, while remaining compatible with established launch vehicles.

On 20 May 2009, we announced that we had signed a contract with Arianespace for the launch of the Alphasat satellite. The satellite is currently under construction by Astrium and is planned for launch in 2012/2013 using an Ariane 5 ECA launch vehicle.

Ground Infrastructure

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing Inmarsat-2 and Inmarsat-3 satellites receive and transmit our Existing and Evolved communications services through a network of LESs that are owned by our distribution partners. These LESs procure or provide the connections required to link our satellite system with terrestrial communications networks.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in the United States, Canada, Italy, Norway, China, New Zealand and Russia. Typically, with a repetition rate of about every 16 seconds, our satellites transmit a set of data about themselves comprising thousands of parameters. From our satellite control centre we manage each satellite's on- board system, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network coordination stations allocate channels among the LESs in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations and we have a fully redundant back-up control centre that mirrors the functionality of our primary satellite control and network operations centre in London. During the three years ended 31 December 2008, our average satellite communications network availability services exceeded 99.99%.

Ground Infrastructure for Our Inmarsat-4 Satellites

Following the successful launch of the third Inmarsat-4 satellite during the second half of 2008, we initiated, in late 2008, a series of changes to the orbital locations of our Inmarsat-4 satellites, including changes to the services being carried on these satellites.

At the conclusion of the changes made to the orbital locations of the three Inmarsat-4 satellites, three new regions were created—the Americas, EMEA and Asia-Pacific. Two of our existing SASs, located at Fucino (Italy) and at Burum (The Netherlands), transmit and receive our broadband family of services via the EMEA satellite, located at 25 East longitude. These two stations provide complete site redundancy in case of partial or total outage of one SAS for these services. In early 2009, a new SAS located at Paumalu, Hawaii (U.S.) commenced operating over the Americas Inmarsat-4 satellite at 98W longitude and the Asia-Pacific satellite at 143.5 East longitude.

For our SAS sites in Fucino (Italy), Burum (The Netherlands) and Paumalu, Hawaii (U.S.) we incur costs for the operation of these facilities as part of service contracts that form part of our network and satellite operations costs with Telespazio S.p.A, Stratos and Intelsat Limited, respectively.

In respect of our SPS over the Inmarsat-4 Asia-Pacific region, we have established a gateway in Subic Bay, (Philippines) in cooperation with Philippine Long Distance Telephone Company and also operate via a gateway co-located at our Fucino SAS. Our next generation handheld service, GSPS, will be operated via upgraded facilities at the Subic Bay Gateway, at the Fucino SAS facilities and at a new facility co-located at the Hawaii SAS.

Billing

Our billing systems collect and process data relating to all of the communications services we provide over our satellite network.

For circuit-switched Existing and Evolved data and voice services, where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. Services billed on this basis include all Existing and Evolved voice services and our Inmarsat B, Mini M, Swift 64, Fleet and GAN ISDN data services.

For packet-switched Existing and Evolved Services, provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services include GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also utilise certain of our satellites to provide dedicated leased capacity to our distribution partners for various Existing and Evolved Services, and to provide specialised navigational transponder facilities. Lease charges are determined by satellite availability, lease duration, and the capacity, measured by service type, power and bandwidth, provided under the lease.

For circuit-switched SPS, where capacity is provided on a demand-assigned basis, we charge for usage according to call duration as measured at the appropriate switching centre.

Our broadband services are provided on a demand-assigned basis, with traffic being measured at the appropriate switching centre. For services other than streaming, we charge according to the volume of data transmitted. We market a number of rate plans, some of which feature advance payment in return for reduced rates and the facility to utilise the associated traffic allowance over an extended period of time. Streaming services are guaranteed IP communications services and are charged by call duration.

Capacity provided on a demand-assigned basis is invoiced monthly and payable by the distribution partner on a monthly basis. Where capacity is leased, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease. Leases which are high value and for longer than 12 months are payable quarterly in advance.

Insurance of Our Business and Insurable Assets

In-orbit Insurance

We maintain in-orbit insurance for our fleet of three Inmarsat-4 satellites and our current policy is in place until August 2010. The cost of obtaining insurance may vary as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing in-orbit insurance coverage. See "Risk Factors—Risks Relating to Our Technology and the Operation and Development of Our Network—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity".

We do not intend to obtain in-orbit insurance for our Inmarsat-2 or Inmarsat-3 satellites due to the high level of operational flexibility in our satellite fleet as a whole.

Third-party Liability Insurance.

We also maintain third-party legal liability insurance. This insurance cover is in respect of sums which we may become legally obligated to pay for bodily injury or property damage caused by an occurrence related to services provided through the Inmarsat network or arising out of the ownership and/or operation of the Inmarsat fleet of satellites and including liability arising under the Convention on International Liability for Damage Caused by Space Objects (TIAS 7762) and the United Kingdom Outer Space Act 1986.

Intellectual Property

Our Brand

Our main brand is "Inmarsat". The word "Inmarsat" is a trade mark licensed to us exclusively and perpetually by the International Mobile Satellite Organization ("IMSO"). We have the right to have IMSO apply for registration of this trade mark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries, including Australia, Brazil, The Netherlands, Belgium, Luxembourg, China, France, Germany, Norway, Singapore, Mexico, New Zealand, the United Arab Emirates, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States. In addition, we currently have a trademark application pending in Canada for our brand name.

Our licence from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licences to, among others, our distribution partners and service providers to use the Inmarsat brand on the basis of the IMSO License.

Protecting Our Technological Developments

We use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the United Arab Emirates and Japan. Priority applications are usually filed in the United Kingdom.

In addition to the above, or where patent protection is not possible or practicable for us to obtain, we seek to protect significant information about our technology, or "know-how", by releasing it only to those third parties who have a reasonable need to access it (for example, for "Inmarsat Purposes," in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralised infrastructure owned, leased or operated by us or on our behalf) and who have signed confidentiality agreements or licence agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. The main software suites of this kind are an off-air monitoring system, an Inmarsat network monitoring system, both of which are used in our network operations centre, and the Inmarsat storm satellite support system suite of software used to control our satellite fleet and ground stations. In certain circumstances we commercially supply our satellite control software to third parties, as a way of reducing maintenance costs, funding additional safety features for satellite control and retaining critical operational skills in the business.

The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes, or by our employees based on existing software supplied by third parties who have granted to us licences to adapt that software.

All of our key operational software is supported by appropriate technical maintenance and support arrangements that are either provided by our own employees or by third parties.

Competition

The global communications industry is highly competitive. We face competition from a number of communications technologies in a number of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global MSS Competitors

We currently face competition globally from two MSS operators, Iridium, which provides satellite services on a global basis, and Globalstar, which provides satellite services on a multi-regional basis. Both Iridium and Globalstar operate in different frequencies to us (i.e., "big LEO" band), and as a result, their operations do not interfere with our L-band operations or compete for spectrum in the L-band.

After commencing operations in 1998, Iridium filed for U.S. bankruptcy protection in March 2000 and recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our most material target sectors, particularly in relation to voice and our lower speed Mini M data service in the maritime and land mobile sectors. Iridium provides data and voice services at rates of up to 9.6 kbps using compression software. In 2006, Iridium introduced a packet data service called Short Burst Data which competes with IsatM2M and Inmarsat D+. In 2008, Iridium announced the introduction of a higher rate data service, OpenPort, targeted at the maritime sector, which competes with our maritime data services. The terminals used to access Iridium services are generally handheld devices that are smaller and less expensive than the terminals used to access our traditional services. In addition, Iridium's end-user call charges are competitive with, and in some cases lower than, the rates offered by our distribution partners and service providers for our comparable services. In September 2009, Iridium was acquired by a special purpose acquisition corporation, Greenhill Acquisition Corporation, under a transaction through which Iridium effectively became a corporation publicly traded on the U.S. NASDAQ national market.

Iridium has stated that its current constellation of satellites will provide a commercially acceptable level of service through 2014 and has plans to deploy a follow-on constellation of new satellites, called Iridium NEXT, with enhanced service capability. Iridium has also stated that it estimates that the total cost of Iridium NEXT, together with related infrastructure costs, will be US$2.7 billion. As of the date of this offering circular, Iridium has not announced an order for new satellites.

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar was listed publicly on the NASDAQ exchange in October 2006. Despite near-global satellite coverage, Globalstar's service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities. Globalstar has announced plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The newest terminals used to access Globalstar services support only satellite mode, but older models can also be used to access GSM terrestrial wireless communications services if the end user has service contracts with the GSM providers. Globalstar's end-user call charges are competitive with, and in some cases lower than, the rates offered by our distribution partners and other service providers for our comparable services.

In March 2005, Globalstar applied to the FCC for authorisation to provide an integrated mobile satellite communication service/ATC service in the United States. In February 2007, Globalstar announced that it was experiencing accelerated degradation of the amplifiers for S-band satellite communications in many of its satellites. This degradation has resulted in a significant adverse impact on Globalstar's ability to provide uninterrupted two-way voice and data services on a continuous basis in any given location. However, Globalstar successfully launched eight spare satellites during 2007 which do not have the S-band amplifier problem.

In December 2006, Globalstar signed a contract with Thales Alenia Space for a new constellation of 48 satellites. Globalstar has stated that it estimates that the total cost of the new satellites, including the launch of the first 24 satellites and related infrastructure, will be US$1.3 billion through 2013.

Regional MSS Competitors

There are a number of regional mobile satellite operators with whom we compete in the provision of services to end-users who do not require global or multi-regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 444 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East, Africa and Asia and SkyTerra (formerly Mobile Satellite Ventures) in the Americas. Other regional competitors include Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

Thuraya offers voice and data services at transmission rates of up to 444 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya supports GSM roaming services. In 2008, Thuraya successfully launched and brought into commercial service its Thuraya-3 satellite which provides additional coverage across the "Asia-Pacific" region.

SkyTerra offers voice and low-speed data services in the Americas using vehicle mounted devices that are smaller in size and less expensive than comparable Inmarsat terminals such as Mini M. On 8 November 2004, the FCC issued an order granting SkyTerra an ATC licence and approving several waivers of the ATC Ruling that SkyTerra requested, while deferring ruling on certain additional waivers. For more information, see "Risk Factors—Risks Relating to Our Business—Use by our competitors of L-band spectrum for terrestrial services could interfere with our services".

SkyTerra is constructing two satellites to support its ATC service, SkyTerra 1 and SkyTerra 2. SkyTerra intends to launch the first of these satellites in 2010 and the second satellite in 2011.

Thuraya and SkyTerra all operate in the L-band, SkyTerra in Region 2 (North America), Thuraya in Region 3 (Asia and Australia) and Region 1 (Europe, Middle East and Africa) and ACeS in Region 3, and therefore compete with us for spectrum allocations in the L-band.

We face additional competition in the regional markets. ICO and TerreStar have announced that they are planning to deploy an integrated MSS/ATC service in North America. ICO successfully launched its satellite in 2008 and introduced trial services in two U.S. cities (Las Vegas and Raleigh-Durham), including live television, interactive navigation, and two-way messaging services for vehicles in North America. In May 2009, ICO entered Chapter 11 bankruptcy protection with a view to reorganising a restructuring of its indebtedness. ICO has yet to emerge from this process.

In July 2009, TerreStar successfully launched its first satellite, which recently completed in-orbit testing and is expected to enter commercial service across the United States before the end of 2009. TerreStar's principal product is a dual mode satellite/3G terrestrial mobile smartphone focused on the U.S. government, emergency responders, enterprises and rural communications sectors. In September 2009, TerreStar announced a distribution agreement with AT&T to bring this product to market.

Both ICO and TerreStar will operate in the S-band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the S-band, TerreStar will be able to provide higher-speed multimedia services which will compete with our recently launched higher-speed data services.

Harbinger, which along with SkyTerra has announced its intention to make an offer to acquire Inmarsat plc (our ultimate parent company), has a substantial shareholding in both SkyTerra and TerreStar. See "Summary—Recent Developments—Recent Developments Relating to Inmarsat plc".

VSAT Service Competitors

We face growing competition in some of our sectors from communications providers such as ARINC, CapRock, KVH, Row 44 Inc., MTN, ShipEquip and Vizada, who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed transportable or mobile terminals that access higher bandwidth services provided over satellite systems operating in the C-band, Ku-band and Ka-band radio frequencies. As well as new operators entering this area, the addition of further FSS satellite capacity is providing further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services, although new entrants into the sector are offering lower volume and bandwidth products in competition with our services. The coverage area of VSAT services is not as extensive as the coverage area of MSS services, but is growing rapidly to meet demand and is expected to be substantially global within the next few years. Technological innovation in VSATs, together with increased C-band, Ku-band and Ka-band coverage and commoditisation, have increased, and we believe will continue to increase, the competitiveness of VSAT and hybrid systems in some traditional MSS sectors by permitting smaller, more flexible and less expensive systems.

Terrestrial Competitors

We generally provide services primarily in areas that terrestrial networks do not serve at all or for which they are not the most cost effective or technologically best suited solution.

However, gradual extensions of terrestrial wireline and wireless communications networks and technologies to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

Employees

The following table sets out the average numbers of persons we employed for the years ended 31 December 2006, 2007 and 2008 by main category of activity:

	Year ended 31 December
	2006	2007	2008
Category of activity
Operations	124	164	175
Sales and marketing	81	78	79
Development and engineering	79	86	87
Administration	123	123	125

Total	407	451	466

In the nine-month period ended 30 September 2009, the total compensation paid to (or accrued with respect to) our employees was US$77.7 million as compared with US$80.5 million for the nine-month period ended 30 September 2008.

The majority of our employees work in London, United Kingdom. The remainder work generally in the United States, Dubai and Indonesia. Our multicultural workforce comprises more than 45 nationalities, which is important to the operation of our global business.

We do not recognise an official labour union although some of our employees have individual membership in such unions.

We believe that relations with our employees are good. We have ensured that employees are fully informed and involved in the business through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. Employees are actively encouraged to attend internal training courses to learn about our business, products and services.

We have a positive attitude towards the development of all its employees and do not discriminate between employees or potential employees on grounds of race, ethnic or national origin, sex, age, marital status or religious beliefs.

We give full consideration to applications from disabled persons and to the continuing employment of staff that become disabled, including making reasonable adjustments where appropriate or considering such staff members for alternative positions.

Facilities

The table below sets out information regarding certain of our material facilities.

Facility	Principal Use	Owned/ Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	39,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	4,894	6 months rolling

The lease for 99 City Road is a 25 year operating lease which has an average annual rental over this period of approximately £6.0 million. Rental costs were US$7.9 million as at 30 September 2009, as compared with US$8.6 million as at 30 September 2008. Rental costs were US$11.3 million as at 31 December 2008, as compared with US$10.7 million as at 31 December 2007 and US$12.1 million as at 31 December 2006.

We rent out space in our leased headquarters building, including our conference facilities, to outside organisations. This generated revenues of US$3.3 million in the nine-month period ended 30 September 2009, as compared with US$3.7 million as at 30 September 2008 and US$5.1 million for the year ended 31 December 2008, as compared with US$4.3 million for the year ended 31 December 2007 and US$3.5 million for the year ended 31 December 2006.

For our SAS sites in Fucino (Italy), Burum (The Netherlands) and Paumalu, Hawaii (U.S.) we incur costs for the operation of these facilities as part of service contracts that form part of our network and satellite operations costs with Telespazio S.p.A, Stratos and Intelsat Limited, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

Legal proceedings

As of the date of this offering circular, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

REGULATION

Introduction

Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the UK government, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organisations, including the ITU, IMSO and the European Union.

The regulation of our business can be divided into three broad categories:

(i)	rules governing the operation of our satellite system, which can in turn be divided into four areas:

•	launch and operation of satellites;

•	allocation and licensing of space orbital locations and associated electromagnetic spectrum;

•	licensing of ground infrastructure; and

•	licensing of end-user terminals (at sea, on land or in the air) and telecommunications services;

(ii)	antitrust and competition laws, which are generally applicable to national and international businesses; and

(iii)	other regulations, including rules restricting the export of satellite-related equipment and technology and public service obligations applicable to our business.

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a licence from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licences under the Outer Space Act for our 11 in-orbit satellites.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licences to obtain insurance of up to £100.0 million per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for all our in-orbit satellites.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organisation responsible for worldwide cooperation and standardisation in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

Pursuant to the Radio Regulations, national regulators are required to file technical information with the ITU relating to the proposed satellite systems of operators under their jurisdiction. Ground-based transmission facilities operated by us or our distribution partners, called LESs, which connect our satellites to terrestrial communications networks, are also subject to the Radio Regulations if the LES co-ordination area crosses an international border.

All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from 29 December 2003, was incorporated into and replaced by The Office of Communications ("Ofcom")). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator's services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between LESs and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover the Americas (known as "Region 2"), while the other involves operators whose satellites cover Europe (known as "Region 1") and Africa, Asia and the Pacific (collectively known as "Region 3"). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties. With respect to the Americas, there has not been a unanimous agreement among all operators for a number of years. Instead we have successfully operated through a combination of maintaining consistency with the last agreed parameters, and bilateral arrangements with other operators.

During 2007, we held discussions with SkyTerra about the efficient re-use and reorganisation of our respective L-band spectrum across the Americas. In December 2007 we signed the Cooperation Agreement for spectrum re-use and reorganisation of our respective L-band spectrum across the Americas, which effectively agreed allocations for the Americas until at least 2013.

This agreement includes conditional provisions for the co-ordination of the parties' respective existing and planned satellites serving the Americas and for the reorganisation of our spectrum and that of SkyTerra over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both MSS and ATC operations from inter-system interference.

The Cooperation Agreement also provides for the parties to cooperate with a view to facilitating the deployment by SkyTerra of a North American hybrid MSS/ATC network, subject to certain pre-conditions which have not yet been satisfied. Should SkyTerra deploy such a network, it is obliged both to support our activities necessary to implement the necessary inter-system and spectrum coordination, as well as pay us substantial sums by way of spectrum lease payments. However, in the event that SkyTerra has not notified us of its intent to deploy a North American hybrid MSS/ATC network by, at the latest, September 2011, the parties have made provision for the unwinding of their ATC collaboration to an agreed spectrum coordination outcome that is expected to support each party's respective independent business activities in the Americas for the foreseeable future.

We believe that the Cooperation Agreement will bring us significant benefits, with the reorganisation of the spectrum allocation over the Americas allowing us to continue to grow and deploy our L-band services, especially our BGAN services and GSPS, in that region.

In general, increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that, in the future, we will be able to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of MSS spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling, the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated MSS/ATC service.

On 8 November 2004, the FCC issued an order granting SkyTerra an ATC licence and approving several waivers of the ATC Ruling that SkyTerra requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a memorandum order and opinion which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated MSS/ATC systems. The Cooperation Agreement entered into between Inmarsat and SkyTerra provides a framework for collaboration on hybrid MSS/ATC services in the L-band, and would provide the vehicle for these companies to participate in an MSS/ATC deployment. SkyTerra has filed an application seeking a modification of its U.S. FCC ATC authorisation relating to waivers of certain technical rules applicable to its ATC licence, to reflect the multilateral coordination agreement reached between SkyTerra and Inmarsat. As of the date of this offering circular, the FCC has not acted on that application.

Globalstar was granted an ATC licence in early 2006. Globalstar is proposing to operate its ATC system in the big LEO band, a different part of the spectrum from the L-band, which we use for our MSS, and accordingly it should not be expected to cause any interference to our services. On 31 October 2008, the FCC granted Globalstar's request that its existing ATC authority be modified to authorise the provision of MSS/ATC services using TDD WiMAX, WCDMA, TD-CDMA and LTE packet switched data protocols. On 4 September 2008, Globalstar requested that its existing space station licence be modified to authorise the launch of 48 additional second-generation satellites to replenish and supplement the existing NGSO MSS constellation. As of the date of this offering circular, the FCC has not acted on Globalstar's space station licence modification application.

On 7 September 2007, TerreStar filed for ATC authority in the United States, and on 30 November and 3 December 2007, New ICO Satellite Services G.P. ("ICOS") filed companion base station and user terminal ATC applications. The TerreStar ATC application has been subject to public comment but the FCC has not taken final action on the request. On 15 January 2009, the FCC granted ICOS's ATC applications with certain conditions, including the requirement that they not commence ATC operations until they have firm arrangements in place to have a spare satellite available not later than one year after commencement of ATC operations.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. See "Risk Factors—Risks Relating to Our Business—The development of combined satellite and terrestrial networks could interfere with our services". In addition, the FCC's decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC's assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the 'footprint' of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Two of our Inmarsat-2, three of our Inmarsat-3 and two of our Inmarsat-4 satellites are visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations. Certain provisions in our Cooperation Agreement with SkyTerra are also designed to offset the impact that deployment of ATC in the United States would have on users of Inmarsat services.

Other jurisdictions are considering and could implement similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. The European Commission Decision 2007/98/EC of 14 February 2007 on the harmonised use of radio spectrum in the 2 GHz frequency bands for the implementation of systems providing mobile satellite services confirms this as being satellite spectrum and allows the installation of a complementary terrestrial component. On 13 May 2009, following the ESAP, the European Commission selected two operators, Inmarsat Ventures Limited and Solaris Mobile Limited, as the successful applicants and awarded each of them 30 MHz each of contiguous 2 GHz frequencies for use in a pan-European satellite and complementary terrestrial deployment.

Other National Satellite Operator Authorisations

While in the majority of countries we have not been required to obtain specific telecommunications or spectrum licences to transmit our satellite signals or offer our existing services, we have obtained specific telecommunications or frequency licences with respect to our existing services in a number of countries. We have also registered as a provider of space capacity, as required by national laws, in several countries. Additional countries are considering whether to implement such licence requirements. In some countries, we have been required to comply with additional or unique licensing requirements. To date, the requirements imposed on us to obtain these licences have been minimal and the associated costs are reasonable.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use radio frequencies, which could significantly affect our business, including by imposing new and unforeseen additional costs and limiting our ability to provide existing or new services. We cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of MSS spectrum, or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay large amounts for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or the results of our operations.

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the LESs that connect our satellites to terrestrial communications networks include provisions to ensure that they hold the appropriate licences to operate their LESs. We provide assistance to our distribution partners both by ensuring they are aware of licences they may be required to hold in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operations centre in London does not require individual licences under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) who are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we have developed for our broadband services comprises fewer LESs than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish LESs in their countries as a condition of distributing our broadband services in those countries. In respect of the LESs for our broadband services, which we own and/or operate in Italy and The Netherlands, we have already obtained the necessary licences for the operation of those stations as network facilities. We have also obtained licences from the FCC for operation of several antennae at a SAS that we own and operate in Paumalu, Hawaii (U.S.) for our broadband, some Existing and Evolved Services and our new GSPS service. The Paumalu SAS is similar in design and operation to the SASs in Italy and The Netherlands.

For a further discussion of the regulatory risks we currently and in the future may face, see "Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our MSS in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries".

Licensing of End-User Terminals and Provision of Telecommunications Services

We, together with our distribution partners and their service providers, are subject to increasing regulation in many countries with respect to the distribution of our services to end-users, particularly in the land mobile sector.

Different regulatory regimes apply to the use of end-user terminals depending on where they are located and whether they are installed in ships or aircraft or are for land use.

Regulatory authorities in approximately 180 countries permit the use of terminals to access our services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a licence for such use. We have assessed the conditions of use that will apply to our planned GSPS service in over 100 countries and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions, particularly with respect to in-country provision of service.

Maritime Terminals

Terminals for using our services installed on board ships are licensed by the country to whose jurisdiction the ship in question is subject. The licensing of terminals is generally part of a broader licence that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on 12 September 1993. 46 countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States, (which is not party to this international agreement), foreign ships are authorised to use their communications equipment in domestic territorial waters and ports under Section 306 of the U.S. Communications Act of 1934, as amended (the "Communications Act").

Land Terminals

In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licences under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licences relating to the provision of telecommunications services.

A number of countries, particularly in the Middle East and Central Europe, continue to maintain a monopoly on providing communication services or have onerous national security requirements that may effectively prevent us from offering (or restrict our ability to offer) satellite communications services to land-based users. In some countries, end-users are required to apply and obtain permission to use terminals to access our existing and new services, and in some cases to pay relatively high application fees. These requirements could deter some end-users from using terminals in those countries.

In Europe, terminals do not generally require individual licences. This eliminates the need for the regulator to issue individual licences for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorisation of electronic communications networks and services which foresees that "the least onerous authorisation system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market". The subject of free circulation of satellite terminals has also been dealt with substantially in the European Conference of Postal and Telecommunications Administration/The Electronic Communications Committee, which has recently adopted a decision that encourages administrations not to require any licence of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licences resulting from those member states seeking payment for the use of frequencies.

The terms of and cost to the end-user of obtaining individual licences vary by jurisdiction. We have actively participated in the European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonisation of the interpretation of "free circulation" to mean an exemption at all levels of any kind of licencing burden which many administrations within the European Union have endorsed. In general, the cost of terminal licences is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a licence is increasing.

In the United States, the FCC issues blanket licences for many types of communications devices. Various companies have applied for, and been granted, blanket licences to cover a number of different types of terminals, which access our services in the United States. On 22 October 2009, Inmarsat Hawaii Inc. was awarded by the FCC, a blanket user terminal licence for certain land Existing and Evolved and BGAN terminals. In addition, on 3 September 2009, the FCC granted Inmarsat Hawaii Inc. authority to provide international facilities–based service in accordance with Section 214 of the Communications Act.

Aeronautical Terminals

Terminals installed on aircraft using our services are licenced by the country to whose jurisdiction the aircraft in question is subject. The licencing of equipment to use our services is generally part of a broader licence that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations. In exceptional cases (e.g., Australia), the use of aeronautical terminals for passenger communications is subject to achieving compliance with national requirements on the security of communications or equivalent requirements.

Equipment Testing and Verification

In addition to licences for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimise radio interference to other communications services and ensure product safety.

In Europe, there is full harmonisation of these standards and associated type approvals. European Directive 99/5 provides that European Union member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimising radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organisation to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organisation.

In the Asia-Pacific region, in the case of Japan, completion of national type testing and verification approval is an integral part of the authorisation of new telecommunication services.

Other Communications Regulatory Issues

Universal Service Funds

Some countries, such as the United States, India, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to 'universal service' programmes. These programmes in turn use the funds to subsidise consumers' access to services in high-cost areas, such as rural markets, subsidise access for low-income customers and provide other services deemed to be socially desirable. We, as well as our distribution partners and their service providers, may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organisations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

We and our distribution partners who operate LESs are required to comply with these regulations in a number of jurisdictions, which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

The ITU controls the assignment of country codes used for placing telephone calls between different countries. Inmarsat was formerly assigned the codes 871, 872, 873 and 874, with the applicable code determined by the location (ocean region) of the Inmarsat terminal in question. Inmarsat was assigned the code 870 in 2005. In conformity with an agreement with the ITU, all Inmarsat services were to migrate to this code by the end of 2008. In accordance with the agreement with the ITU, we formally handed back the codes 871-4 at the final 2008 meeting of ITU-T Study Group 2 (the committee which manages the assignment of the codes within the ITU). A letter of acknowledgement was sent to us on 8 January 2009 by the Director of the ITU 'T' Sector and formal notification to the telecommunications community via the ITU-T Operational Bulletin number 925, dated 1 February 2009, reclaiming the assignment of code 871-4 from Inmarsat and re-assigning such codes to the category of 'Spare'.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and the abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). All European Union member states, including the United Kingdom, have similar prohibitions in national law, modelled upon Articles 81 and 82.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements formally notified to it under Article 81(3). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since, May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of our Distribution Agreements in light of Article 81. For more information, see "Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines".

Article 82 prohibits the abuse of a dominant market position insofar as it may affect trade between EU member states. Antitrust authorities may determine that we have market power in one or more business sectors. We have implemented an antitrust compliance programme to decrease our risk of entering into any agreements which might restrict competition without obtaining the appropriate clearance or that we would engage in any business practices that might be considered abusive.

The European Commission can impose fines (up to 10% of a company's worldwide annual group revenues) for breaches of Articles 81 and 82. The existence of our antitrust compliance programme may be a mitigating factor in determining the level of such fine. In addition, civil litigation may be brought by third parties claiming damages caused by anti-competitive practices and agreements.

U.S. Law

U.S. antitrust laws are generally applicable to our distribution partners who operate LESs in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolisation of markets (including attempted monopolisation and conspiracies to monopolise) and agreements that restrain trade, such as agreements among competitors to fix prices. If U.S. authorities were to determine that we, and/or our distribution partners who operate LESs in the United States, have violated any U.S. antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

U.S. Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States require licensing by the U.S. Department of State after consultation with the U.S. Department of Defense. Technical cooperation arrangements between U.S. and UK companies also require approval. The launch location and launch-related technical arrangements for U.S. satellites, and for foreign satellites containing regulated U.S. origin components, also require separate approval by the U.S. State Department. The timing of U.S. licence processing can be difficult to predict; licences are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite-related services for our Inmarsat-4 satellites were sourced from U.S. suppliers and we have successfully obtained all relevant licences and approvals from the U.S. State Department. We cannot, however assure you that our U.S. suppliers will be able to secure requisite licences in a timely fashion, that those licences will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licences, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of SPS and GSPS terminals to our distribution partners is also governed by U.S. export and re-export controls. While we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO oversees our provision of satellite communications services to support GMDSS. If we were to breach this public service obligation, IMSO has various powers to compel us to perform those obligations. The IMO has agreed to the admission of other GMDSS suppliers subject to relevant approvals of their GMDSS services being obtained. We are currently the sole provider of satellite communications services required for GMDSS.

IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited (the "Special Share"). The Special Share carries rights including an effective veto power over any amendment to our public service obligations for GMDSS and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited. See "Principal Shareholders—Inmarsat Ventures Limited Special Share".

Net Neutrality

In October 2009, the FCC proposed and sought public comment on rules intended to preserve the openness of the Internet (a concept generally referred to as "net neutrality") that would apply to all facilities-based broadband Internet access service providers. The proposed rules would, among other things, prohibit such entities from discriminating against certain lawful content, services, and applications on the Internet. Based on our review of the FCC's initial proposal, we do not believe compliance with these rules would have an adverse impact on our operations. In particular, the FCC's proposal would permit us to employ reasonable techniques to manage traffic on our network, and would also exempt certain government and specialised enterprise services. However, we cannot be certain of the impact of any such rules on our operations until the FCC has concluded its proceeding and adopted final regulations.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management of Inmarsat Finance plc and Inmarsat Group Limited

Board of Directors

The directors of Inmarsat Finance plc and Inmarsat Group Limited are Andrew Sukawaty, Alison Horrocks and Rick Medlock.

Audit Committees

The audit committee of each of Inmarsat Finance plc and Inmarsat Group Limited comprises Andrew Sukawaty and Alison Horrocks, neither of whom the board of directors of Inmarsat Finance plc nor the board of directors of Inmarsat Group Limited considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of the audit committee of each of Inmarsat Finance plc and Inmarsat Group Limited, have sufficient experience to perform their responsibilities. Neither Inmarsat Finance plc nor Inmarsat Group Limited is required under its respective law of incorporation, to include financial experts on its audit committee.

Management of Inmarsat plc

Board of Directors

Inmarsat plc is the ultimate parent company of Inmarsat Finance plc and Inmarsat Group Limited.

The table below sets out the names of the directors of Inmarsat plc and their current positions.

Name	Position
Andrew Sukawaty	Chairman and Chief Executive Officer
Rick Medlock	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	Non-executive Director—Independent Director
Stephen Davidson	Non-executive Director—Independent Director
Admiral James Ellis Jr (ret.)	Non-executive Director—Independent Director
Kathleen Flaherty	Non-executive Director—Independent Director
Janice Obuchowski	Non-executive Director—Independent Director
John Rennocks	Non-executive Director—Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty joined the Board as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. Mr Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer until 30 September 2011 before moving to the role of Chairman for not less than one year. He is non-executive chairman of Xyratex Ltd (Nasdaq) and non-executive chairman of Ziggo BV. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. He was chief executive officer of NTL Limited from 1993 to 1996. Previously, he held various management positions with U.S. West and AT&T. He has served on various listed company boards as a non-executive director. Mr Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock joined the Board in September 2004 and is Chief Financial Officer. Between 1996 and 2004, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext). Mr Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. Mr Medlock is also a non-executive director of Cheapflights Limited and chairman of their Audit Committee. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr Medlock holds an MA in Economics from Cambridge University.

Sir Bryan Carsberg joined the Board in June 2005 as a non-executive director. He is currently Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc and Novae Group plc. He was the first Director General of Telecommunications (Head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants of England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc. (Econ) from the University of London (London School of Economics).

Stephen Davidson joined the Board in June 2005 as a non-executive director. Mr Davidson is Chairman of Datatec Limited and Digital Marketing Group plc, the senior independent director of Mecom Group plc and is also a non-executive director of several other companies. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Admiral James Ellis Jr (ret.) joined the Board in June 2005, as a non-executive director. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations, with headquarters in Atlanta, Georgia. Admiral Ellis also serves as a Director of the Lockheed Martin Corporation and Level 3 Communications. Admiral Ellis retired from the U.S. Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of U.S. strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the U.S. Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems.

Kathleen Flaherty joined the Board in May 2006 as a non-executive director. She previously served as a non-executive director of GenTek, Inc. (Nasdaq) until its sale at the end of October 2009. Ms Flaherty also served on the board of Marconi Corporation plc until it was sold to L. M. Ericsson in 2005, and on the board of telent plc until October 2006. She also served on the boards of CMS Energy Corporation (NYSE) and Consumers Energy Company (NYSE) from 1995 to 2004. Previous positions include Chief Marketing Officer at AT&T; President and Chief Operating Officer of Winstar International; Senior Vice President, Global Product Architecture for MCI Communications, Inc and Marketing Director for National Business Communications at BT. Ms Flaherty graduated from Northwestern University with a Ph.D. in Industrial Engineering and Management Sciences. She is a member of the McCormick Advisory Board, Northwestern University, and sits on its executive committee.

Janice Obuchowski joined the Board in May 2009 as a non-executive director. Mrs Obuchowski has held several senior positions, both in the United States government and in the private sector. She served as Head of Delegation and as the U.S. Ambassador to the World Radiocommunications Conference 2003 and was Assistant Secretary for Communications and Information at the Department of Commerce leading the National Telecommunications and Information Administration under President George H.W. Bush. Earlier in her career she held several positions at the FCC, including Senior Advisor to the Chairman. Mrs Obuchowski is President and founder of Freedom Technologies, Inc. She is currently a non-executive director on the public company boards of Orbital Sciences Corporation and CSG Systems, Inc where she has responsibility for chairing committees for both those companies. Mrs Obuchowski has previously held non-executive director positions with Qualcomm and Stratos.

John Rennocks joined the Board in January 2005 as a non-executive director. He is our Deputy Chairman and Senior Independent Director. He is a non-executive chairman of Diploma plc, Nestor plc, and Intelligent Energy plc, and a non-executive director of several other companies. He has broad experience in emerging energy sources, support services and manufacturing. Mr Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

Senior Management

In addition to the executive directors on the Board, our day-to-day management is conducted by the following senior managers:

Name	Position
Alison Horrocks	Senior Vice President—Corporate Governance and Company Secretary
Eugene Jilg	Chief Technology Officer
Debbie Jones	Senior Vice President—Corporate Development
Perry Melton	Chief Operating Officer
Rupert Pearce	General Counsel and Senior Vice President—Inmarsat Enterprises

The following is a brief biography of the above senior managers:

Alison Horrocks joined us in 1999 and is our Senior Vice President, Corporate Governance and Company Secretary. She has acted as Secretary to the Board since its inception and also serves the boards of Inmarsat plc's other main operating companies. Between 1988 and 1999, she was group company secretary of International Public Relations plc, a worldwide public relations company. She is a Fellow of the Institute of Chartered Secretaries and Administrators.

Eugene Jilg returned to work for us in January 1999 and is our Chief Technology Officer. He has held previous positions as Vice President, Product Evolution and Vice President, Corporate Affairs and Strategy. Between November 1989 and April 1998, he held various positions within our intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining us, between August 1984 and September 1989, Mr Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr Jilg was, inter alia, employed by the U.S. Government and was an officer in the U.S. Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debbie Jones joined us in 2000. She is currently our Senior Vice President, Corporate Development and was Vice President of Business and Customer Operations until January 2009. Ms Jones is a non-executive director of Capital Law LLP. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with us and our intergovernmental predecessor since 1992 and was appointed as our Chief Operating Officer with effect from 1 January 2009. Prior to his current position, he was Vice President of Sales and Marketing and, between 1992 and April 2002, he held various management positions, including Vice President of Strategic Development, manager of the Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr Melton was educated at University of Notre Dame, U.S. where he received a BA degree in English Literature.

Rupert Pearce joined us in January 2005 as General Counsel and, since 1 January 2009, also holds the position of Senior Vice President, Inmarsat Enterprises. Previously he worked for Atlas Venture, a venture capital company, where he was a partner working with the firm's European and U.S. investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm's investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specialising in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University and won the 1995 Fulbright Fellowship in U.S. securities law, studying at the Georgetown Law Centre.

There are no family relationships between any director and senior management.

Board Practices

Corporate Governance

Inmarsat plc has established audit, remuneration and nominations committees.

Audit Committee

The audit committee of the Board comprises John Rennocks (Chairman), Sir Bryan Carsberg, Stephen Davidson and Janice Obuchowski. All members of the audit committee are independent, non-executive directors and three of the members have significant, recent and relevant financial experience. By invitation, the meetings of the audit committee may be attended by the Chairman and Chief Executive Officer, Chief Financial Officer and the internal and external auditors.

The audit committee has particular responsibility for monitoring the adequacy and effectiveness of the operation of internal controls and risk management and ensuring that our financial statements present a true and fair view of our financial position. Its duties include keeping under review the scope and results of the audit and its cost effectiveness, consideration of management's response to any major external or internal audit recommendation and the independence and objectivity of the internal and external auditors.

During 2008, and the six-month period ended 30 June 2009, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements, interim management statements and results announcements and the quarterly financial reports for Inmarsat plc and Inmarsat Group Limited. It considered internal audit reports and risk management updates, agreed external and internal audit plans and received updates on management responses to audit recommendations and approved the review of accounting policies.

Our Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the audit committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board comprises Stephen Davidson (Chairman), Sir Bryan Carsberg, Admiral James Ellis Jr (ret.) and Kathleen Flaherty. All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for Inmarsat Group Limited and its subsidiaries as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive director and makes a recommendation to the remuneration committee relating to his bonus achievements. The remuneration committee approves the setting of objectives for all of the executive directors and authorises their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages necessary and sufficient to attract, retain and motivate executive directors. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the short and long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2008 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board comprises Andrew Sukawaty (Chairman), John Rennocks, Admiral James Ellis Jr (ret.) and Stephen Davidson.

The nominations committee meets as and when necessary. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the election and re-election of any director by shareholders under the retirement provisions of the articles of association of Inmarsat plc; and changes to senior management, including executive directors.

Compensation

In the year ended 31 December 2008, we paid or accrued compensation (including salary, bonus, benefits and pension, excluding compensation resulting from the vesting of share awards) of US$8.0 million to the executive directors and senior management listed above comprising eight individuals) employed during that period. This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for the prior and current directors of Inmarsat plc for the year ended 31 December 2008:

	Year ended 31 December 2008
	Salaries/Fees	Bonus	Benefits	Total	Pension
	(GBP in thousands)
Executive directors
Michael Butler (1)	311	230	6	547	12
Rick Medlock	274	211	6	491	12
Andrew Sukawaty (2)	450	506	18	974	58
Non-executive directors (3)
Sir Bryan Carsberg	48	—	—	48	—
Stephen Davidson	55	—	—	55	—
Admiral James Ellis Jr (ret.) (4)	89	—	—	89	—
Kathleen Flaherty	46	—	—	46	—
Janice Obuchowski (5)	—	—	—	—	—
John Rennocks	86	—	—	86	—

	1,359	947	30	2,336	82

(1)	Mr Butler left Inmarsat plc on 30 April 2009.

(2)	Mr Sukawaty's salary was increased to £598,000 with effect from 1 July 2009. The pension for Mr Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

(3)	The fees for the non-executive directors were increased from 1 July 2009 to the revised levels noted below.

(4)	The fee for Admiral James Ellis Jr (ret.) included a fee as a director of Inmarsat Inc, a wholly-owned subsidiary of Inmarsat plc in the United States. As at 31 December 2008, this fee was US$82,732 per annum (as compared with US$79,780 per annum as at 31 December 2007).

(5)	Mrs Obuchowski joined Inmarsat plc in May 2009 so did not receive compensation during 2008.

Service Agreements

Messrs Sukawaty and Medlock, executive directors of Inmarsat plc, both have service agreements dated 17 June 2005.

Michael Butler, previously an executive director, left Inmarsat plc on 30 April 2009. As part of the mutually agreed departure terms, Mr Butler received a payment of £100,000 as compensation principally for non-participation in the 2008 share awards made under the Inmarsat 2005 Bonus Share Plan (the "BSP") and Inmarsat 2005 Performance Share Plan (the "PSP"). The remuneration committee also agreed that Mr Butler was entitled to receive the two tranches of shares outstanding under the 2007 BSP award as the performance condition was fully achieved in 2007. His entitlement under the PSP award made in 2007 will vest in March 2010 subject to the performance conditions being achieved and his award will be adjusted to reflect the period during which he was employed as a proportion of the vesting period, which will be more than two-thirds of the total vesting period. Mr Butler received a pro rata annual bonus based on Inmarsat plc's performance from 1 January 2009 to 30 April 2009 based on the remuneration committee's determination that key performance indicators of the results of Inmarsat plc gave evidence that the bonus scheme would yield an award for the 2009 financial year.

At the request of the nominations committee on behalf of the Board, Mr Sukawaty agreed to extend his term as Chairman and Chief Executive Officer to 30 September 2011 and then retain the role of Chairman for a period of not less than one year. The employment of Mr Medlock is for an indefinite period and continues until either party terminates it. Either party may terminate the employment by giving to the other not less than 12-months' written notice.

Fees for non-executive directors are determined annually by the Board as a whole, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. With effect from 1 July 2009, the Board approved an increase of 3% to the basic non-executive directors' fee. The fees are not pensionable. Non-executive directors' fees currently comprise a basic fee of £44,006 per annum plus additional fees of £5,000 per annum for committee chairmanship of the audit and nominations committees, £7,500 per annum for chairmanship of the remuneration committee and £2,500 per annum for each committee membership. The Chairman and Chief Executive Officer who is Chairman of the nominations committee does not receive a fee for this position.

The Deputy Chairman and Senior Independent Director receives a basic fee of £82,512 per annum (which includes fees for any committee membership) plus a fee of £5,000 per annum for chairmanship of the audit committee.

Admiral James Ellis Jr (ret.) also receives a fee in respect of his directorship of Inmarsat Inc which is currently US$82,732 per annum.

Non-executive directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the incentive plans. We repay the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors have letters of appointment instead of service contracts.

Pension Plans

Since April 1999, we have operated the following pension schemes to provide benefits to employees.

Pensionsaver Plan

This defined contribution plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related and subject to a scheme specific cap. All contributions, including those we make, are invested in a retirement account in the employee's name. On retirement, the employee's account is used to provide a pension of the employee's choice with the option to take part of the account as a tax-free cash payment. In addition, we pay the cost of the employee's life insurance and disability scheme benefits.

Pensionbuilder Plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee's salary up to a maximum of a scheme specific cap. The defined benefit tier provides a pension determined by the employee's pensionable service, final pensionable salary and career average salary. The defined contribution tier provides benefits determined by contributions paid into the employee's retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on 31 December 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, we pay the cost of the employee's life insurance and disability scheme benefits.

International Pension Plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee's age. Contributions are paid into an individual account held in the name of the trustees. An employee's plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension. Pensions started from 1 April 2006 will be subject to the UK Inland Revenue rules in that generally only part of the funds can be taken as a lump sum. All our non-UK tax domiciled employees who were employees of our predecessor, the International Mobile Satellite Organisation, before 1 January 1999 were eligible to join this plan and such employees joining us on or after 1 January 1999 were eligible to join this plan once they reached the age of 18. From April 2006, only staff based outside the UK may join this plan. In addition, we pay the cost of the employee's life insurance and disability scheme benefits.

Inmarsat Funded Unapproved Retirement Benefits Plan

This plan was for former members of the Inmarsat Staff Pension and Death Benefit Plan at 31 December 1998. This plan is established under a formal trust deed. This plan was closed and frozen on 31 March 2006. No new entrants or contributions are allowed into this plan. Benefits are now administered through the defined contribution tier of the Pensionbuilder plan. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension.

Inmarsat Inc 401(k) Pension Plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are U.S. citizens or permanent residents in the U.S. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee's name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan are restricted by Internal Revenue Service ("IRS") limits. If the limit is exceeded, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan (for staff who joined prior to 1999 only). The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary (for staff who joined prior to 1999 only). In addition, we pay the cost of providing lump sum life insurance and disability benefits under separate arrangements.

Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

Inmarsat BV Pension Plan

On 30 December 2007, we established a pension plan for locally based staff in The Netherlands which is an approved, tax compliant plan. The plan is a contract-based scheme with an insurance company. The benefit payable is not defined and is dependent upon the performance of the plan. There are currently two active members. The employer contributions are paid to the plan on an annual basis and employee contributions are voluntary. The contribution structure is established so that it mirrors the Inmarsat UK defined contribution rates.

Shares and Stock Options

The non-executive directors hold no options over the shares of Inmarsat plc. See "—Share Ownership".

See "Principal Shareholders" for directors' interests in Inmarsat plc.

Share Ownership

See "Principal Shareholders" for a description of share ownership of Inmarsat plc shares by directors and management.

Eligible employees are allowed to participate in grants of share options and are also able to exercise share options under various share option plans.

Awards under all of Inmarsat plc's share plans (including the long-term incentive plans for executive directors and management) will normally be made only during the six weeks following the announcement by Inmarsat plc of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code for share transactions as required by the Financial Services Authority or Inmarsat plc's own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by Inmarsat plc, may not exceed 5% of its issued ordinary share capital from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under all employee share plans established by Inmarsat plc, may not exceed 10% of its issued ordinary share capital from time to time.

Options and awards granted before the initial public offering of Inmarsat plc are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the "2004 Plan")

The 2004 Plan was adopted in November 2004. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to our eligible directors or employees. All options under the 2004 Plan have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees' Share Ownership Plan Trust. No new shares are issued to satisfy the exercise of these options.

No executive director or member of senior management at the date of grant participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the "Sharesave Scheme")

The Sharesave Scheme is a HM Revenue & Customs approved scheme open to all permanent employees paying UK PAYE (Pay as Your Earn, withholding tax scheme), including executive directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract.

The first grant under the Sharesave Scheme was made in July 2005 with an option grant price of £2.24 per ordinary share (a 20% discount to market value). The executive directors and certain members of senior management participated in the first invitation under the Sharesave Scheme. The first grant matured on 1 September 2008.

A second grant under the Sharesave Scheme was made in December 2008 with an option grant price of £3.06 per ordinary share (a 20% discount to market value). The executive directors and certain members of senior management participated in the second invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme (the "International Sharesave Scheme")

The International Sharesave Scheme is open to eligible employees based outside the UK who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible. Employees receive the gain on the growth in share price when they exercise their options and retain the savings they have made.

The first grant under the International Sharesave Scheme was made in October 2005 and used the same grant price as the UK Sharesave Scheme. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Scheme was made in December 2008 and used the same grant price as the UK Sharesave Scheme.

Inmarsat 2005 Share Incentive Plan (the "SIP")

Awards under the SIP were made in April 2006 and in April 2007. The SIP is a HM Revenue & Customs approved plan open to all permanent employees paying UK PAYE and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award "Free Shares" (up to a maximum value of £3,000) to employees. Employees can also acquire "Partnership Shares" from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free "Matching Shares" per "Partnership Share" (equivalent to a maximum value of £3,000 per annum). The market values per ordinary share at the date of the 2006 and 2007 awards were £3.7725 and £4.14, respectively.

Arrangements were put in place for eligible employees based outside the UK to replicate the UK approved SIP as closely as possible. Additional arrangements were also put in place for the April 2006 award for employees to acquire shares over the capped amounts under the approved SIP. The same market value per ordinary share was used as for the approved SIP. Awards under these arrangements have been made using shares held by the Inmarsat Employees' Share Ownership Plan Trust (the "Trust").

No executive director applied to participate in the SIP or the replica arrangements when they were offered in 2006 and 2007.

The number of new shares issued to UK employees participating in the SIP on 7 April 2006 was 460,312 and on 10 April 2007, the number of new shares issued was 216,114.

Inmarsat 2005 Bonus Share Plan (the "BSP")

The BSP provides the means by which a part of an employee's annual bonus can be delivered in the form of shares, or their equivalent, and allows a bonus award of shares to be made in addition to a participant's cash bonus. No part of the annual cash bonus payments have been delivered in the form of shares.

The following awards under the BSP have been made to the executive directors and certain members of senior management:

•	during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005;

•	during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007; and

•	during 2009, awards of shares were made relating to a monetary award determined in March 2008.

The levels of bonus share award that can be made are equivalent to 200% (increased from 100% following shareholder approval at Inmarsat plc's 2008 annual general meeting) of the maximum annual cash bonus which may be paid and in exceptional circumstances, equivalent to 300% (increased from 200%) of the maximum annual cash bonus. The remuneration committee will use these new limits carefully and does not intend automatically to make share awards at the higher level. For the Chairman and Chief Executive Officer, the maximum annual cash bonus opportunity is 125% of basic salary and for the other executive director, the maximum annual cash bonus opportunity is 100% of basic salary.

If a portion of a participant's cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual's maximum bonus opportunity may also be made, which would vest after three years, subject to the participant attaining the performance conditions determined by the remuneration committee. Matching awards have not been made under the BSP to date.

For the bonus share award, the remuneration committee sets the annual performance targets in respect of the financial year relating to the award. To date, these have been the same financial targets as those used for the annual cash bonus comprising four financial measures. These performance elements were also used for the basis of the 2009 BSP award based on the 2008 financial results. Bonus share awards may normally be exercised according to a vesting schedule set by the remuneration committee. The remuneration committee can determine how dividends paid during the vesting period shall be awarded to participants. For the awards made to date, dividends accrue in the form of ordinary shares which are added to the original award of shares and vest in line with the relevant award.

The first award under the BSP was made to the executive directors and certain members of management in May 2005 as a bonus share award and was conditional upon the initial public offering of Inmarsat plc occurring. The value of the bonus share award was based on a percentage of the target bonus for each individual. The number of shares was calculated based upon the mid-market closing price of the ordinary shares of Inmarsat plc following the announcement of the 2005 preliminary results on 9 March 2006. The annual performance targets relating to revenue, operating expenditure and EBITDA performance for the year ended 31 December 2005 were achieved in full and therefore the maximum bonus share awards were made to participants. The total number of shares awarded under the BSP was 215,542.

On 20 March 2007, 7 March 2008 and 13 March 2009, the first three tranches of shares awarded under the BSP in 2005 vested and included additional shares in respect of accrued dividends.

Share awards under the BSP were made in March, May and September 2007 to executive directors and certain senior management. The allocation of shares in respect of all three awards was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 7 March 2008 following the announcement of the 2007 preliminary results. The annual performance targets relating to revenue, operating expenditure, capital expenditure and EBITDA performance for the year ended 31 December 2007 were achieved in full and therefore the maximum bonus awards were made to participants. The total number of shares allocated under the BSP in March 2008 was 938,198. The first tranche of shares awarded in 2007 vested on 13 March 2009 and included additional shares in respect of accrued dividends. The shares will vest in two further tranches in March 2010 and 2011.

New share awards under the BSP were made in March 2008 to executive directors and certain senior management. The allocation of shares was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 12 March 2009 following the announcement of the 2008 preliminary results. The annual performance targets relating to revenue, operating expenditure and EBITDA performance for the year ended 31 December 2008 were achieved in full and therefore the maximum bonus awards were made to participants. The total number of shares allocated under the BSP in March 2009 was 807,630. The shares will vest in three tranches in March 2010, 2011 and 2012.

A new share award under the BSP was made in March 2009 to executive directors and certain senior management. The number of shares to be allocated in March 2010 will depend upon the financial performance of Inmarsat plc (our ultimate parent company) in 2009.

Inmarsat 2005 Performance Share Plan (the "PSP")

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive directors and certain members of senior management.

The maximum number of shares, subject to an award to an individual in any financial year, may be equal to 200% (increased from 100% following shareholder approval at the 2008 Inmarsat plc annual general meeting) of annual basic salary as at the award date (other than in exceptional circumstances, such as on recruitment or retention where larger awards of up to 300% (increased from 200%) of annual basic salary may be made). It is not the intention of the remuneration committee to automatically make share awards up to the increased levels.

The remuneration committee has the discretion to increase the size of a participant's award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either shares or the cash equivalent. The intention of the remuneration committee is to pay this in shares at the end of the three year performance period.

The first awards under the PSP were made to the executive directors and certain members of management as an allocation in May 2005, conditional upon the initial public offering of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional initial public offering listing price of £2.45 per share. The remuneration committee determined that the awards for the executive directors would be equivalent to 100% of basic salary. The first award vested in May 2008 and 100% of the award vested based upon the achievement of the performance criteria, being the performance of Inmarsat plc against an index and EBITDA growth. Over the period, the EBITDA growth performance was 8.3% per annum, exceeding the upper hurdle which was 7% per annum. The Total Shareholder Return ("TSR") of Inmarsat plc, compared with an Index of FTSE 350 companies (excluding investment trusts), was at the 81st percentile, again exceeding the upper hurdle of the 75th percentile. The matrix calculation determined that both performance conditions were in the upper quartile of each performance requirement and therefore 100% of the shares vested.

A second award was made to the executive directors in March 2007 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 28 March 2007 of £3.95 per share. The remuneration committee determined that the awards would be equivalent to 50% of basic salary. Subject to the performance conditions being met, the award will vest in full in March 2010.

A third award was made to each of Mr Sukawaty and Mr Medlock and certain members of senior management in March 2008 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 18 March 2008 of £4.3875 per share. The remuneration committee determined that the awards would be equivalent to 100% of basic salary. Subject to the performance conditions being met, the award will vest in full in March 2011.

A fourth award was made to each of Mr Sukawaty and Mr Medlock and certain members of senior management in March 2009 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 19 March 2009 of £4.5675 per share. The remuneration committee determined that the awards would be equivalent to 75 to 100% of basic salary. Subject to the performance conditions being met, the award will vest fully in March 2012.

The performance conditions applicable to the existing awards will be determined by reference to the relative TSR performance of Inmarsat plc against companies within the FTSE 350 Index (excluding investment trusts) and its EBITDA performance at the end of the relevant three-year performance period.

For the performance targets to be met in full, in respect of the 2007 and 2008 PSP awards, and 100% of the award to vest at the end of the three-year period, the relative performance of Inmarsat plc against the TSR must be in the upper quartile and have EBITDA growth at or above 10% per annum. If the relative TSR performance is below the median level or the EBITDA growth achieved is less than 6% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 6% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 6% per annum target and upper quartile TSR performance and EBITDA growth of 10% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualised EBITDA growth
Vesting Fractions	Below 6%	At 6%	6% to 10%	At or above 10%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The remuneration committee believes that the constituents of the FTSE 350 Index (excluding investment trusts) represent the most appropriate comparator group against which to measure the performance of Inmarsat plc. The remuneration committee believes that it is appropriate to use the FTSE 350 Index as the performance condition for future awards. As Inmarsat plc is relatively new to the FTSE 100 Index, the remuneration committee believes that the FTSE 100 Index would not be appropriate to use for the moment. Also, the remuneration committee does not believe that there is another suitable comparator group which can be used. Growth in EBITDA was selected to reflect the primary driver of value for Inmarsat plc and this also remains appropriate at the moment for future awards.

Following the exercise of the option by Inmarsat plc to indirectly acquire Stratos on 15 April 2009, the remuneration committee has agreed that it will adjust the EBITDA range from 6 to 10% to 5 to 8% for the 2009 PSP award which is comparably demanding for the combined group.

It is intended that future awards under the PSP will also be made.

Chief Executive Officer Share Award

On 28 September 2007, the remuneration committee made a special grant of performance-related shares to Andrew Sukawaty. Discussions with major shareholders of Inmarsat plc took place before the award was made.

A conditional award of one million shares was made on 28 September 2007 (the mid-closing share price of the ordinary shares of Inmarsat plc on 27 September 2007 was £4.49 per share). No shares will be earned unless the share price reaches a minimum price of £5.50. For performance above this level shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. The share price performance condition will be assessed on the basis of the average closing price of Inmarsat plc shares over an agreed performance period. A further award over 0.7 million shares could be earned if, at that time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25 none of the additional shares would be earned and between £7.25 and £9.25 shares would be earned pro-rata up to a share price of £9.25.

Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest. Good leaver provisions would result in an award adjusted pro-rata for time and performance. In the event of a change of control of Inmarsat, the award would be reduced taking account of time and performance against the original share price targets.

The Trust purchased 1 million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

With effect from 1 October 2009, the remuneration committee approved changes to the award, lengthening the term of the plan to 30 September 2012 and amending the averaging period to assess achievement of the share price performance condition from 20 working days to 60 days.

The remuneration committee has also determined that Mr Sukawaty will receive two deferred share bonus awards, each for 125,000 shares. The first award will be in respect of the 2010 financial year and the second award will be in respect of the 2011 financial year. The remuneration committee will set the performance targets for each award at the appropriate time. The vesting of any shares, as appropriate, will be on 30 September 2012.

Mr Sukawaty will continue to be included in future awards under the PSP and BSP as determined by the remuneration committee at each award date.

Directors' Share Options and Share Awards

Information in respect of share options and share awards held by the executive directors of Inmarsat plc during the year to 31 December 2008 is set out below. No other director has received share options.

Inmarsat 2005 Sharesave Scheme	Options held at 1 January 2008	Granted during the year	Exercised during the year (1)	Options held at 31 December 2008	Exercise Price	Market price on Exercise	Date from which exercisable	Expiry Date
Michael Butler (2)	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
Rick Medlock	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
	—	3,137	—	3,137	£3.06	—	1 February 2012	July 2012
Andrew Sukawaty	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
	—	3,137	—	3,137	£3.06	—	1 February 2012	July 2012

(1)	All of the executive directors exercised their options under the first grant of the Sharesave Scheme on 1 September 2008. Mr Butler retained the resulting shares and Messrs Medlock and Sukawaty sold their resulting shares at a price of £5.00 per share.

(2)	Mr Butler left Inmarsat plc on 30 April 2009.

Inmarsat 2005 Bonus Share Plan	Share awards held at 1 January 2008	Vested during the year (1)(2)	Share awards held at 31 December 2008 (3)	Share awards held at 12 March 2009	Share price at date of award	Vesting Date
Award made in March 2005 (4)
Michael Butler (5)	17,499	9,039	9,038	9,038	£3.83	March 2009
Rick Medlock (6)(7)	17,499	9,039	9,038	9,038	£3.83	March 2009
Andrew Sukawaty (6)(7)	37,859	19,555	19,555	19,555	£3.83	March 2009
Award made in March 2007 (8)
Michael Butler (5)	65,537	—	65,537	65,537	£4.58	March 2009 – 2011
Rick Medlock	58,503	—	58,503	58,503	£4.58	March 2009 – 2011
Andrew Sukawaty	66,248	—	66,248	66,248	£4.58	March 2009 – 2011

(1)	The number of shares subject to the award increases by the number of shares that the executive director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

(2)	On 7 March 2008, shares vested at £4.57 per share. On 10 March 2008, Messrs Butler and Medlock sold their vested shares at a market price of £4.57 per share, representing a monetary value of £41,297. On the same date, Mr Sukawaty sold a sufficient number of his vested shares at a price of £4.57 per share to cover the tax and national insurance contributions due on the value of the shares and retained 11,509 shares.

(3)	Following the 2008 preliminary results, the third tranche of the award made in 2005 vested on 13 March 2009. The number of shares vested included additional shares in respect of the value of reinvested dividends as noted in (1) above.

(4)	The shares vested in three equal instalments in March 2007, 2008 and 2009.

(5)	Mr Butler left Inmarsat plc on 30 April 2009.

(6)	The monetary value of the award made in March 2008 was converted in full to ordinary shares following the announcement of the 2008 preliminary results at a price of £4.59 per share, resulting in 87,516 shares for Mr Medlock and 95,860 shares for Mr Sukawaty. These shares will vest in three equal instalments in March 2010, 2011 and 2012.

(7)	On 20 March 2009, Messrs Sukawaty and Medlock received monetary awards of £459,800 and £321,828 respectively which, subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

(8)	The shares vest in three equal instalments in March 2009, 2010 and 2011.

Inmarsat 2005 Performance Share Plan	Share awards held at 1 January 2008	Awarded during the year	Vested during the year (1)(2)	Share awards held at 31 December 2008	Share price at date of award	Vesting Date
Michael Butler (3)	106,123	—	116,402	—	£2.45	31 May 2008
	37,974	—	—	37,974	£3.95	29 March 2010
Rick Medlock	106,123	—	116,402	—	£2.45	31 May 2008
	33,898	—	—	33,898	£3.95	29 March 2010
	—	91,555	—	91,555	£4.39	19 March 2011
Andrew Sukawaty	153,062	—	167,890	—	£2.45	31 May 2008
	48,892	—	—	48,892	£3.95	29 March 2010
	—	100,284	—	100,284	£4.39	19 March 2011

(1)	The number of shares subject to the award increases by the number of shares that the executive director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

(2)	On 2 June 2008, shares vested at £4.62 per share, representing market values of £537,777, £537,777 and £775,652 for Messrs Butler, Medlock and Sukawaty respectively. On 3 June 2008, Mr Medlock sold his vested shares at a market price of £4.64 per share, representing a monetary value of £540,105. On the same date, Messrs Butler and Sukawaty sold sufficient of their vested shares at a price of £4.64 per share to cover the tax and national insurance contributions due on the value of the shares and retained 68,557 and 98,882 shares respectively.

(3)	Mr Butler left Inmarsat plc on 30 April 2009.

(4)	An award was made on 20 March 2009 to Messrs Sukawaty and Medlock of 100,667 and 70,460 shares respectively, based on the mid-closing share price on 19 March 2008 of £4.5675. These shares will vest in March 2012 subject to performance.

Chief Executive Officer Share Award (1)	Share awards held at 1 January 2008	Awarded during the year	Vested during the year	Share awards held at 31 December 2008	Share price at date of award	Vesting Date
Andrew Sukawaty	1,000,000	—	—	1,000,000	£4.49	30 September 2012

(1)	The award may be increased to 1.7 million shares subject to the achievement of certain performance conditions.

The market value of the ordinary shares at 31 December 2008 was 471.50p and the range during the year was 330.25p to 585.00p.

Directors' Interests

The interests of the directors of Inmarsat plc in the share capital of Inmarsat plc as at 30 October 2009 and their connected persons are shown below:

Interest in ordinary shares of €0.0005 each as at 30 October 2009
Executive Directors
Rick Medlock	459,663
Andrew Sukawaty	933,393
Non-executive Directors
Sir Bryan Carsberg	16,327
Stephen Davidson	16,327
Admiral James Ellis Jr (ret.)	21,727
Kathleen Flaherty	2,043
Janice Obuchowski (1)	—
John Rennocks	43,104

(1)	Mrs Obuchowski joined Inmarsat plc in May 2009.

MATERIAL CONTRACTS

The following is a summary of material contracts to which we are a party.

Alphasat Contracts

The material terms of the Alphasat material contracts are set out below. Our estimated investment cost for the satellite to be launched into orbit, excluding insurance, is approximately EUR 260 million.

Alphasat Phase B/C/D/E1 Contract with ESA

On 8 November 2007, we entered into an agreement with ESA to:

(a)	procure the build and launch of Alphasat by 31 December 2013;

(b)	embark certain technology demonstration payloads; and

(c)	operate Alphasat for a period of three years after commissioning and provide ESA with telemetry data on technology demonstration payloads during commissioning and the first three years of operation.

Term

The agreement terminates three years after the commissioning of Alphasat.

Price

In addition to providing us with the Alphabus satellite platform, ESA will pay us an amount as a contribution towards the production of Alphasat and launch services costs and pay its contribution in relation to Alphasat to our main subcontractors (Astrium and Astrium Limited) directly in accordance with a milestone delivery schedule.

Consequences of Failure to Perform

If we fail to launch before 31 December 2013, we have an option to require further extension of the launch period until 31 December 2015. If we exercise this option, we shall pay liquidated damages for any launch delay beyond 31 March 2014 up to an agreed amount. The payment shall be in lieu of any or all rights to terminate the agreement before 1 January 2016.

Termination

ESA may terminate the agreement in the following circumstances:

•	if we become insolvent or legal action leading to bankruptcy is taken against us by creditors;

•	if we resort to fraudulent practices in connection with the agreement or the progress or delivery requirements;

•	if we fail to continue to meet the technical requirements of the agreement;

•	if we fail to launch Alphasat by 31 December 2013, or if the option to extend the launch period is exercised by 31 December 2015; or

•	if we transfer the agreement or conclude sub-contracts without ESA's consent.

Alphasat Contract with Astrium

On 8 November 2007, we entered into an agreement with Astrium to design, develop, manufacture, test, integrate and prepare Alphasat for launch. The satellite is due for delivery to the launch site on or before 8 April 2012.

Term

The agreement terminates 40 calendar quarters after Alphasat's successful injection into its orbital location.

Price

The price to be paid includes the manufacture and integration of Alphasat and post-launch milestone and incentive payments. Payments are broken down between an ESA payment stream and an Inmarsat payment stream and will be made in accordance with a milestone delivery schedule. In addition to milestone payments, Astrium may receive performance incentive payments from us for Alphasat being successfully operated during 40 calendar quarters after successful orbital injection. The aggregate of post launch milestone and incentive payments is 10% of the Inmarsat payment stream.

Option

Astrium has granted us the following options under the agreement:

•	an option to order up to four other spacecraft by 31 December 2015, or such other date as we and Astrium may agree, at a base price subject to a currency conversion formula;

•

an option to require Alphasat to be stored for a period of up to five years at any time prior to launch. The first six months' storage is free. At certain times we must pay storage, testing, maintenance and insurance, as well as interest on performance incentives to Astrium. If we do not launch within five years both parties in good faith shall renegotiate performance incentives;

•	an option to purchase a payload control system by 30 June 2009;

•	an option to obtain launch support for other launch services no later than ten months prior to shipping Alphasat;

•	an option to purchase a beam weight engine by 31 December 2009; and

•	an option to purchase the extra activities needed to perform a fit check for an interface with a second launch vehicle by September 2010.

Consequences of Failure to Perform

We are entitled to certain payments and have recourse to certain remedies against Astrium in the following circumstances:

(i)	if Alphasat is delivered late, we receive liquidated damages for each day of lateness after the first 90 days of lateness up to an agreed maximum;

(ii)	if Astrium anticipates that it cannot deliver Alphasat by an agreed date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the breach and choose between the following remedies:

•

take over the work and pay Astrium a fair and reasonable price for the work. Astrium shall reimburse us for any and all increased costs reasonably incurred up to a maximum percentage of the contract price; or

•	receive a refund of all amounts paid by us with interest at the EURIBOR rate calculated from the date of each payment until the date of reimbursement.

(iii)	if Astrium fails promptly to correct satellite deficiencies, we can choose:

•	to have all deficiencies rectified by other means at Astrium's cost (up to a maximum of 5% of the price of the spacecraft); or

•	not to have the deficiency corrected but to negotiate in good faith an equitable reduction in the price and an appropriate limitation on the satellite performance incentive payment.

If an amount in excess of an agreed figure remains unpaid for 30 days after it is due and payable, Astrium may give us a notice of suspension of work. Astrium may immediately suspend work under the contract for as long as such amount remains unpaid and the parties shall enter into good faith negotiations. Astrium shall obtain an equitable increase in the contract price and a day-to-day increase in the delivery schedule in respect to any such period of suspension.

After a further 150 days' suspension (or such longer period as Astrium may allow), Astrium may elect to terminate the agreement.

If we fail to cure any other breach of the agreement within 30 days after it receives notification from Astrium of the breach, Astrium may seek any remedy legally available to them.

Warranty

Astrium provides a warranty that covers equipment (including spacecraft) and services including, launch vehicle interfaces and support services, mission support, transportation and storage. The warranty provides that all equipment is free from any defects in design, materials and workmanship and that services shall be performed in a skilful and workmanlike manner and that both shall conform to the requirements of the contract. The warranty period for equipment and software shall commence at the time of final acceptance for the duration of one year. The warranty period for services shall commence upon their completion, also for a duration of one year.

The warranty in relation to spacecraft shall commence at the time of final acceptance and shall run for one year or until launch whichever occurs first or if placed in storage, five years.

Termination

In addition to the circumstances which may give rise to a right to terminate summarised under "—Consequences of Failure to Perform", the agreement may be terminated:

•	by either party, in whole or in part at any time, if either party becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

•

by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

•

by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience).

Launch Services Contract with Arianespace

In May 2009, we entered into an agreement with Arianespace for the provision of launch services in support of our Alphasat satellite development programme. We may launch Alphasat in a three-month contractual launch period, selectable by us, from 1 July 2012 to 30 June 2013. The selection of the launch period can be made, by us, up to 15 months before the intended launch period.

Arianespace intends to use an Ariane 5 ECA launch vehicle to support our launch and the launch of an as yet un-nominated co-passenger satellite.

Term

The agreement has no pre-determined termination date. We have a launch window that can be moved into the future at additional cost outside the pre-agreed time frame. Both parties have termination rights, which are discussed below. There is also a pre-agreed termination profile in case of termination for convenience, where naturally the termination costs to the customer increase with time.

Price

The price payable by us to Arianespace includes the cost of all services required to enable us to launch our Alphasat satellite, which will be an Inmarsat-provided deliverable under the contract. The price is fixed for the period from May 2009 when the parties entered into the agreement until 31 December 2013. Should we postpone launch for more than 18 months, a new price for launch services may be negotiated between the parties. Payments will be made in accordance with a milestone delivery schedule.

Consequences of Failure to Perform

We are entitled to certain payments and have certain remedies against Arianespace in the following circumstances:

•

should Arianespace postpone any agreed launch period due to co-passenger unavailability. Arianespace will be liable to pay Inmarsat liquidated damages amounting to an agreed amount per calendar day of postponement in excess of a period of grace equal to a total of 60 calendar days of postponement per launch; or

•

we may request a replacement launch should the launch mission or satellite mission prove to be a failure following launch. Such replacement launch will be provided no later than 10 months following Inmarsat's request for a replacement launch. The written request for a replacement launch shall be received by Arianespace no later than the last day of the second month following the month in which the cause of the failure has been established but in no event later than, in the case of a satellite mission failure, 27 months following the date of the launch.

Warranty

Due to the nature and complexity of the services provided there is not a warranty provision or undertaking for either party and both expressly disclaim all potential liability arising from the agreement.

Termination

We may terminate the agreement in the following circumstances:

•	unavailability of a co-passenger for a period in excess of seven months; or

•	twelve-months postponement by the contract for any reason; or

•	for convenience, at any time, with our liability limited to a pre-determined schedule of charges.

Arianespace may terminate in the event that we fail to pay properly submitted invoices 30 days from notification of such late payment by Arianespace, provided such late payment is not subject to the pre-agreed arbitration and dispute resolution provisions.

GSPS Contracts

GSPS material contracts are referred to below.

GSPS Handheld Terminal Development

Following a reorganisation of the contractual structure on 28 January 2009, Inmarsat entered into an agreement with Sasken for the development of a handheld satellite terminal and core module capable of mass production. The handheld satellite terminal and the core module are designed to function over the GSPS ground station equipment to be developed and supplied by Lockheed Martin and will utilise GMR2+ air interface technology that has been optimised for use with the Inmarsat I-4 satellite fleet. The core module is the chief component of the handheld satellite terminal and will be capable of use and integration into other terminals for operation over the GSPS network. Delivery of handheld satellite terminal prototypes and pre-production units is scheduled to coincide with completion of the GSPS ground station equipment by Lockheed Martin, with a view to launching GSPS in the second quarter of 2010.

Term

The agreement expires at the end of the 18 month warranty period. This warranty period commences on final acceptance of the handheld satellite terminal which is scheduled for 26 May 2010.

Price

The total price payable to Sasken includes the delivery of the prototype and pre-production units and the complete set of specifications and IP rights for commercial manufacture of the handheld satellite terminal (and core module). The price is payable in instalments in accordance with a milestone schedule.

Warranty

Sasken warrants that all deliverables under the agreement, including equipment, will be new and free from any defects in materials, workmanship and that all services will be performed in a skilful and workmanlike manner consistent with the best industry practice. Sasken further warrants that all deliverable items, including hardware, software, services and documentation, shall conform to the specifications and requirements set forth in the agreement. The 18 month warranty period commences on the date of final acceptance of the handheld satellite terminal.

Sasken is obliged to secure rights to use certain third party intellectual property and technology embedded in the handheld satellite terminal and the core module. The third parties may, in some instances, be entitled to a royalty payment on commercial sales of the handheld satellite terminal or the core module.

Sasken is obliged to repair or replace any defective deliverables at their cost during the term of the warranty period.

Remedies for Late Delivery/Incentives for Early Delivery

Without prejudice to our other rights and remedies, liquidated damages are payable by Sasken with respect to late delivery (and acceptance by us) of the handheld satellite terminal, save where the delay is attributable to our failure to comply with its obligations. Sasken have also been incentivised to deliver the handheld satellite terminal ahead of the milestone schedule.

Termination

We may terminate the agreement without prejudice to any other common law rights and remedies, where Sasken fails to deliver any item by the scheduled milestone dates, and fails to remedy this failure within 30 days of being requested to do so.

Either party may terminate the agreement where, inter alia:

•	the other party becomes subject to insolvency proceedings; and

•	the other party commits a material breach of its obligations and fails to remedy the breach within 30 days of being requested to do so.

In addition, if a force majeure event delays the delivery schedule by more than two weeks, or permanently prevents Sasken from complying with the delivery schedule, we may terminate the agreement in whole or in part or elect to complete the work ourselves or through a third party.

GSPS Ground Network Development

On 22 December 2006, Inmarsat entered into an agreement with Lockheed Martin for construction and installation of the GSPS ground station equipment. Inmarsat has taken delivery of the ground station equipment at three sites located in Fucino (Italy), Subic Bay (Philippines) and Paumalu, Hawaii (U.S.). The equipment in Fucino and Subic Bay has already been deployed for the operation of the regional SPS; the equipment in Hawaii will be deployed when GSPS enters into commercial service, which is expected to occur in the second quarter of 2010.

Term

The agreement ends upon the expiry of the warranty period for the ground equipment. The 12 month warranty period for the equipment at Fucino and Subic Bay will expire in September 2010. Inmarsat has elected to defer the warranty commencement date for the equipment in Hawaii until such equipment enters into commercial service in the second quarter of 2010. Inmarsat may, in its discretion, extend the warranty period for the equipment in Fucino and Subic Bay so that it is co-terminous with the warranty period for the equipment in Hawaii. Thereafter, we may elect to extend the warranty and maintenance support for the equipment at all three sites for an additional three years at a firm fixed price.

Price

The total price payable by us covers the construction and installation of the GSPS ground station equipment at the three sites and the development of the GMR2+ air interface for operating GSPS over the I-4 satellite fleet.

The price is payable in instalments in accordance with a milestone schedule. The agreement has been subject to several change notes which have resulted, in aggregate, in price increases.

If we elect to have Lockheed Martin provide extended warranty and maintenance support for the equipment after the expiry of the initial warranty period, a monthly fee will be payable for each site. This fee is subject to a fixed increase in the second and third year of the extended warranty.

Warranty

Lockheed Martin warrants that all deliverables under the agreement, including equipment, will be new and free from any defects in materials, workmanship, and that all services will be performed in a skilful and workmanlike manner consistent with industry best practice. Lockheed Martin further warrants that all services and equipment will conform to the specifications and requirements set forth in the agreement. As noted in "—GSPS Ground Network Development—Price", an initial 12 month warranty is provided for each site, and we may elect to extend the warranty for a further three years at a pre-agreed rate.

Lockheed Martin are obliged to repair or replace any defective deliverables at their cost during the term of the warranty period.

Remedies for late delivery/Incentives for early delivery

The agreement provides for liquidated damages to be payable in the event of delay in delivery of the ground station equipment; Lockheed Martin was also incentivised to deliver the equipment to the site in Hawaii ahead of the milestone schedule, which it has duly achieved.

Termination

Inmarsat may terminate the agreement without prejudice to any other rights and remedies:

•	if Lockheed Martin fails to remedy a breach of any of its material obligations within 30 days after we request it to do so in writing;

•	if Lockheed Martin becomes subject to insolvency proceedings;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which Lockheed Martin fail to remedy within 30 days of receiving notice to do so; or

•	if after notice to Lockheed Martin that time is of the essence for performance of a specific obligation, Lockheed Martin has not performed such obligation by a reasonable date stated in our notice.

GSPS Handheld Manufacturing Contract

On 5 October 2009, we entered into an agreement with Elcoteq for the commercial manufacture of the GSPS handheld in Tallinn, Estonia.

Term

It is envisaged that commercial manufacture of the GSPS handheld will commence in early 2010 (the "Commencement Date"). The agreement provides for an initial term of five years from the Commencement Date. The initial term will automatically be extended by successive one year periods, unless terminated in accordance with the agreement.

Price

The price of the GSPS handheld is denominated in US dollars and is reviewed quarterly.

Termination

We may terminate for convenience at any time upon three months' written notice. Elcoteq may terminate upon nine-months' notice not to expire before the initial five year term has elapsed. Either party may terminate if:

•	the other party commits a material breach of its obligations and fails to remedy the breach within 30 days of receipt of written notice to do so; or

•	the other party becomes subject to insolvency proceedings; or

•	a force majeure event prevents the other party from performing its obligations for any continuous period of one month or more.

Consequences of termination

Where we terminate for convenience, it is liable for Elcoteq's surplus inventory of components, work-in-progress and finished products.

Where we terminate for any reason, Elcoteq shall (a) cooperate with us to the extent reasonably required to facilitate (and where we have terminated due to Elcoteq's default in complying with its obligations under the agreement, bear all costs and expenses associated with) a smooth and orderly migration of the manufacturing to an alternative site and transfer the production line to Elcoteq's successor; (b) immediately return copies of specifications and all information, documentation, material and data provided by us and delete any confidential information; and (c) offer to sell to us, any stocks of products, components and work-in-progress.

In the event of termination for cause by Elcoteq, we shall compensate Elcoteq for any costs that Elcoteq can demonstrate that it has properly and necessarily incurred under the agreement.

Intellectual Property

Sasken is required to licence us to use intellectual property rights and technology embedded in the GSPS handheld pursuant to the GSPS Handheld Terminal Development Contract. We then sub-licence Elcoteq to use the same solely for the purpose of manufacturing the GSPS handheld in accordance with the agreed specifications. We shall be responsible for administering royalty payments to third parties owning the intellectual property rights in the GSPS handheld.

Warranty

Elcoteq warrants that:

•	it will maintain manufacturing capacity and sufficient stocks of components and materials to meet Inmarsat's orders;

•	each GSPS handheld will conform to the specifications and quality requirements set forth in the agreement;

•	each GSPS handheld will be free from all defects in materials and workmanship for an 18 month warranty period; and

•	it shall comply with all applicable statutory and regulatory requirements relating to manufacturing.

Where any GSPS handheld does not conform to the warranty, Elcoteq will endeavour to repair or replace it within ten business days of the defective GSPS handheld being returned to the manufacturing plant. If Elcoteq, at Elcoteq's risk and expense, fails to repair or provide a replacement product within the time limit, it will refund the cost and bear any other losses or expenses which directly result from Elcoteq's breach of warranty.

Late Delivery

Liquidated damages are payable by Elcoteq up to a maximum of 10% of the purchase order value, where Elcoteq fails to deliver any order within six business days of the agreed delivery date.

Distribution Agreements

The material terms of our Distribution Agreements are set out below.

Space Segment Access Agreements

Between January 2009 and March 2009, we finalised the principal terms of our new distribution arrangements with our distribution partners who operate LESs. All of our distribution partners have executed a replacement bilateral SSAA with us, except those who provide only our broadband services, BGAN, FleetBroadband or SwiftBroadband or our SPS services. The new SSAAs came into effect on 15 April 2009.

Services

These SSAAs relate to the following services:

•	our Existing and Evolved Services; and

•	any other service that is substantially based on existing services which we elect to offer to our distribution partners.

A distribution partner may enter into arrangements with any reseller, whereupon it shall be responsible for its resellers' actions.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide. To that end, if may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each SSAA commenced on 15 April 2009 (or such later date as a SSAA is executed by ourselves and a distribution partner where no agreement on terms was reached prior to 15 April 2009) and will continue until we elect to terminate the agreement by giving to a distribution partner not less than two years' prior written notice, subject always to a minimum term ending 14 April 2014 (and subject to other rights to terminate earlier under individual provisions contained in the SSAA).

Price

For each of our services that a distribution partner provides through its LES, it will pay us the wholesale charge specified in its SSAA. The price for the provision by us of the services are currently expressed in US dollars per chargeable unit, though there is provision for us to denominate all or any part of such charges in any of US dollars, Euro or pounds sterling after 31 December 2010, for that service, multiplied by the volume of traffic that it generates in respect of that service. Charging of some services only are subject to volume-based discounts where a distribution partner reaches specified revenue targets, for varying periods until 31 December 2010.

New Distribution Authorisation

Each SSAA provides that:

•	we may authorise other entities, on a non-exclusive basis, to operate LESs in order to provide the services to which the SSAAs relate via our satellites; and

•	we may also, either ourselves or via an affiliate or jointly with other third parties, sell or otherwise provide services to third parties directly (that is, other than via a distribution partner),

provided that we do not unreasonably prefer or differentiate between entities when offering terms and conditions for the distribution of the same services.

Restriction or Withdrawal of a Service

Each SSAA provides that we may restrict or withdraw a service (or an element of a service) in one or more ocean regions if:

•	we give six months prior written notice to the affected distribution partner;

•	we give reasons for the restriction or withdrawal;

•

no later than thirty days following notice from us, at the request of a distribution partner or partners, we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal to their end-users, as well as consider any investments made by our distribution partners in equipment and facilities; and

•	where possible, we apply the restriction or withdrawal in a non-discriminatory manner to all distribution partners that provide the relevant service(s) in the relevant region.

Competition/Non-exclusivity

Nothing in the SSAA prevents a distribution partner from becoming a distributor of the services of, or holding any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether such entity competes with us, provided that the distribution partner does not unfairly or unreasonably favour such services or entity, or unfairly or unreasonably discriminate against the services distributed under the SSAA.

Service Levels/Network Availability

In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

(i)	Satellite Availability

•	minimum performance: 99.0% per year;

•	target performance: 99.9% per year;

(ii)	Satellite Capacity Grade of Service

•	we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable service across our portfolio of services;

(iii)	Network Availability

•	minimum performance level for network availability: 99.9% over any period of three months or greater; and

•	target performance level for network availability: 99.96% over any period of three months or greater.

If we fail to meet the minimum network performance objectives outlined above, then a distribution partner will receive outage credits for any traffic commitment owed to us or other fixed period service affected by such outage, provided that:

•	no allowance or credit will be made for any unavailability, delay or interruption in the availability of a service which is of less than one hour's duration;

•

any unavailability, delay or interruption which is of one hour or more in duration shall be credited to the distribution partner in an amount equal to the proportionate charge in one hour multiples for each hour, or major fraction thereof during which such unavailability, delay or interruption has occurred; and

•

in the event that we relocate a satellite or substitute a satellite of one generation with a satellite of another generation which results in a distribution partner being unable to meet a traffic commitment that it undertakes prior to such relocation or substitution, then the distribution partner shall be excused from that commitment.

Intellectual Property

We give a warranty in each SSAA stating that we own or have a valid licence to use certain patents, trade secrets, copyrights and other intellectual property rights contained in our LES technical criteria and operating procedures (the "LES Criteria and Procedures").

When we enter into a SSAA, we also grant to the distribution partner:

•	a royalty-free licence to use certain of our patents and other intellectual property embodied in our LES Criteria and Procedures while the distribution partner provides our services to end-users; and

•	a royalty-free trade mark licence to use certain of our trade marks for the same purpose.

Limits on Liabilities

We have no liability under any SSAA to any of our distribution partners, their affiliates, resellers, customers or other end-users for any direct or indirect loss of profit, indirect or consequential loss, damage or expense (including loss of goodwill, anticipated savings, business opportunity, profits or revenues or distribution rights, abortive expenditure or damage to property or person) arising from any telecommunications breakdown (i.e. any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the LESs under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our wilful or reckless act, or our knowing or reckless omission, if we knew, or if we ought to have known, that such act or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10.0 million.

Under each SSAA, the distribution partner must use commercially reasonable efforts to incorporate, and to require resellers to incorporate, in the terms and conditions applicable to any end-user, substantially similar disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100.0 million per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors, employees, agents, lessees or assignees, unless we or the relevant SSAA authorised, in writing, the manner of provision of those services which caused the loss or damage.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, unless we have previously informed the distribution partner that we have reason to believe an end-user terminal is being operated fraudulently, or the distribution partner has received non-refundable payment for the relevant services from the end-user in question.

Variation of Services

We may vary the specification of our services at any time provided that we give our distribution partners written notice at least 30 days prior to the date of implementation of the variation, except that no notice is required where the variation is in the case of an operational emergency.

Amendments

Neither us nor any of our distribution partners can amend or modify any of the terms or conditions contained in the SSAA without the written agreement of the other, except that we may amend or vary any of the annexes to the SSAA by giving either 60 days prior written notice to our distribution partners, or by complying with such other notice periods and/or procedures for consultation set out in the particular annexes. Within such 60-day period, or such other period as stated in the relevant annexes to be amended or modified, as the case may be, we must attempt to facilitate a 30-day consultation period.

Suspension and Termination

We may suspend a distribution partner's authorisation to provide the services under the SSAA if:

•

the distribution partner fails to comply with any material term of the SSAA and fails to remedy such non-compliance within 30 days from the date we send to the distribution partner a notice outlining the nature of the breach and requiring its rectification; or

•

the distribution partner fails to comply with the LES Criteria and Procedures, subject to giving ten days' advance notice, or without giving any prior notice where any of the services or LESs are not compliant with the requirements of the LES Criteria and Procedures and such failure to comply has led to the occurrence of, or has the potential to create, an operational emergency, reduces the capability to support maritime or aeronautical distress traffic, or reduces the capacity of the space segment, provided that such suspension shall be lifted from the date upon which the distribution partner resumes compliance with the relevant term(s) or procedure(s).

Any SSAA may be terminated in the following cases:

•

by the distribution partner where it ceases to distribute the services for any reason (other than a force majeure event) on six months' prior written notice to us, or for convenience on 12 months' prior written notice to us;

•

by us, if the relevant distribution partner has failed to pay charges due to us, which charges remain outstanding for more than 90 days from receipt of a written notice from us requesting payment, or upon written notice from us upon a change of control of a distribution partner;

•

by either party to a SSAA for the other party's unremedied breach of a material term of the SSAA (other than a default in payment of the charges by the distribution partner), unless the breach is remedied within 45 days from receipt by the defaulting party of notification of the breach; and

•	by either party to a SSAA if the other party is subject to bankruptcy procedures.

Force Majeure

Each SSAA contains a substantive list of events (including acts of God, war, riot, civil commotion, malicious damage, compliance with a law or governmental order, rule, regulation or direction, breakdown or unavailability of plant or machinery, fire, flood, storm, externally caused transmission failure or satellite failure or satellite launch failure or delay or satellite malfunction) that constitutes a force majeure. Where a force majeure event continues for more than six months, each SSAA provides that either party may elect to terminate upon the provision to the other party of no less than 30 days prior to written notice.

Network Service Distribution Agreements

We had service distribution agreements for services not covered by the LESO Agreements developed for our Inmarsat-4 satellites (covering our broadband services and SPS). From 15 April 2009, these service distribution agreements ceased to exist and have been replaced by the NSDAs, new bilateral modular agreements between each distribution partner and ourselves, which came into effect on 15 April 2009. New distribution partners, appointed for these services after 15 April 2009, will execute NSDAs with us at the time of appointment. The NSDAs govern the provision of demand-assigned services, to land-based, sea-based and air-based end-users for our broadband, SPS and our planned GSPS services. Whereas individual NSDAs may contain variations, the terms below may be found in all of the NSDAs currently negotiated.

Term

The NSDAs each have minimum term of at least five years. We may terminate on two years' notice.

Price

For the services that a distribution partner provides to end-users pursuant to an NSDA, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. From 1 January 2011 we have the right to denominate charges in US dollars, Euros and/or pounds sterling on 180 days notice.

Existing prices and discounts in respect of services provided under the NSDAs are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the NSDAs.

Eligibility

Each NSDA includes or incorporates provisions that enable us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for services provided under that NSDA.

We may recruit service providers of our existing distribution partners and will not have restrictions on recruiting in core segments of any market.

Service Level

Each NSDA contains a draft service level agreement for the relevant service(s) provided by each distributor and may also include a proposal for potential compensation level for breach of such service level agreement.

Intellectual Property

We grant to each distribution partner a royalty-free trademark licence to use certain of our trademarks for the purpose of providing BGAN and SPS Services to end-users.

Performance

The distribution partner must use its reasonable efforts to promote the use of the services that it provides and additionally assumes customer service and other obligations.

Each NSDA contains provisions for an annual performance review. Such review is the distribution partner's opportunity to agree wholesale revenue targets with us. Each NSDA also includes certain revenue performance targets which, if not met, could lead us to reduce resources to support the distribution partner.

Limits on Liabilities

Aside from potential credits under the service level agreement, we are not liable to distribution partners under the NSDAs for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the services or business support system save to the extent caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or any third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party's liability under a relevant NSDA is limited to the greater of the value of the wholesale charges incurred pursuant to the NSDA, over the preceding twelve-month period or US$5.0 million.

Under each NSDA, a distribution partner is required to make reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Each NSDA may be terminated in the following cases:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate if a force majeure event occurs and subsists for more than six months;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate if a distribution partner has failed to commence providing a service(s) new to it within 90 days of the distribution partner's service scheduled launch date of any such service;

•	we may terminate immediately upon written notice to a distribution partner upon a change of control of the distribution partner; and

•	the distribution partner may terminate by giving 12 months' prior notice of its intention to cease providing broadband and SPS services.

The termination of one service by a distributor provided under an NSDA entitles us to terminate any other or all services under the NSDA with such distributor at our discretion.

New Lease Services Provider Agreements

We had lease agreements with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user's exclusive use. These agreements were replaced on 15 April 2009 by new bilateral Lease Agreements between us and each distribution partner of lease services. New distribution partners for lease services appointed after 15 April 2009 will execute new Lease Agreements with us at the time of appointment. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement.

Our relationship with each distribution partner is non-exclusive so that we may enter into separate agreements with other distribution partners. Each distribution partner who has entered into a Lease Agreement may describe themselves as our "Authorised Lease Service Provider". Each Lease Agreement has annexed to it, among other documents, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Lease Agreements have a minimum term of five years subject to prior termination in accordance with its terms. Each Lease Agreement may extend beyond this minimum period subject to our right to terminate on two years' notice. Lease Agreements are framework agreements and termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract. Lease contracts granted by us prior to 14 April 2009 (based on the previous terms and conditions) therefore may have survived the termination of the previous lease agreements on 14 April 2009.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider's LES, the lease services provider must provide or procure the provision of the LES; and

•	where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a LES.

Pricing

We may vary the price of our lease service offerings in accordance with the principles set out in the lease policy, with a regular yearly review held during the third quarter of each year to take effect on 1 January of the subsequent year. Such changes do not apply to any lease contracts that are in place and operational but are limited to lease services contracted for or renewed after the applicable date.

All prices are denominated in US dollars. We may at any time after 31 December 2010 denominate all or part of such charges in either US dollars, Euro or pounds sterling if we give 180 days prior written notice and apply such changes in a non-discriminatory manner from either 1 January or 1 July of a calendar year.

We apply the principles of non-price discrimination to lease service providers regarding the general principles we apply to our wholesale charges for lease services.

Payment terms for wholesale charges under each lease contract are to be agreed on a case by case basis with each lease service provider. Other charges are payable to us within 30 days of date on invoice.

Amendments

We may amend certain parts of any Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation.

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99% per annum and a target availability of 99.9% per annum; and

•	a minimum network availability of 99.9% over any period of no less than three months and a target performance level of 99.96% over the same period.

Warranties and Liability

We warrant that we have obtained all clearances, relevant telecommunication licenses, consents and approvals necessary to perform our obligations under each Lease Agreement.

Except for any loss of or damage or degradation to any of our Satellites, spectrum or network resources, our lease service providers' aggregate liability under a lease contract is limited to the greater of US$500,000 or the total payments due to us over the twelve-month period immediately preceding the event giving rise to the liability.

The lease service providers remain liable to an unlimited amount for claims by any third party against us caused by any act or omission by such lease service provider (and its resellers, contractors, employees, agents) subject to the other provisions of the Lease Agreement or lease contract.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days' notice if they have no lease contracts in effect;

•	either party may terminate a Lease Agreement where the other party is in default in their performance of a material term under the agreement which is not capable of being remedied;

•

either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business;

•

either party may terminate a Lease Agreement if a force majeure event continues for more than six months (starting on the day the force majeure starts) by giving the other party 30 days' written notice. Force majeure includes (not exclusively) externally caused transmission failure or externally caused satellite failure or satellite launch failure or delay or satellite malfunction which in every case is not reasonably foreseeable and is beyond the reasonable control and without the fault or negligence of the affected party; and

•	by mutual agreement between the parties to a Lease Agreement.

Confidentiality

Except where provided for expressly to the contrary, each party to the Lease Agreement or lease contract will keep confidential the other party's confidential information and will ensure and procure that any third party to whom such information is disclosed (in accordance with the agreements) complies with such obligations as well.

Dispute Resolution and Choice of Laws

Disputes under each Lease Agreement or the lease contract are to be handled by an internal dispute resolution mechanism first before being escalated to arbitration. Any such arbitration is required to be in accordance with the Arbitration Rules of the London Court of International Arbitration.

Each Lease Agreement and each lease contract including all matters and disputes arising from them is be governed by the laws of England and Wales.

Finance Arrangements

Our material financing arrangements including the Senior Credit Facility, New Intercreditor Agreement and the Subordinated Intercompany Shareholder Funding Loan, are described in "Description of Certain Financing Arrangements".

DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

The following is a summary of the material terms of certain financing arrangements to which we are or will be a party. The following summaries are not complete and are qualified by reference to the agreements described below. As such, we encourage you to read the agreements as they, and not the discussion that follows, define certain rights of the parties thereto.

Senior Credit Facility

Inmarsat Investments Limited and Inmarsat Leasing (Two) Limited, as original borrowers, and certain subsidiaries of Inmarsat Investments Limited, as guarantors, entered into a US$500.0 million facility agreement, dated 16 July 2009, with Allied Irish Banks PLC, Barclays Bank PLC, BNP Paribas, CALYON, Credit Suisse (London Branch), ING Bank N.V., Lloyds TSB Corporate Markets, Natixis, Royal Bank of Canada, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc, and Sumitomo Mitsui Banking Corporation Europe Limited as the original lenders and Barclays Bank PLC as agent and security agent, as amended on 6 November 2009 (the "Senior Credit Facility"). We paid customary fees to the lenders under the Senior Credit Facility for making the Senior Credit Facility available.

The Senior Credit Facility provides a US dollar term loan facility in an aggregate amount of US$200.0 million and a multicurrency revolving credit facility in an aggregate amount equal to US$300.0 million. The revolving facility may be utilised by way of letters of credit.

On 6 November 2009, the borrowers drew down an initial US$290.0 million under the Senior Credit Facility and applied the proceeds to refinance the existing indebtedness of Inmarsat Investments Limited and its subsidiaries under the Previous Credit Facility.

Interest Rates and Fees

Advances under the Senior Credit Facility will bear interest for each interest period at a rate per annum equal to LIBOR or, in relation to any advance in Euro, EURIBOR, plus an applicable margin of between 2.00% and 3.00% determined by reference to the ratio of total cash pay net debt to EBITDA pursuant to a margin "ratchet".

Guarantees and Security

The borrowers' obligations under the Senior Credit Facility will be guaranteed by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited, Inmarsat Launch Company Limited and Inmarsat Services Limited. The obligations of the guarantors will be joint and several.

Subject to certain conditions, Inmarsat Investments Limited must procure that the aggregate of the unconsolidated total assets of the guarantors exceeds 85% of the consolidated total assets of group comprising Inmarsat Investments Limited and its subsidiaries, and that the aggregate of the unconsolidated subsidiary EBITDA of the guarantors exceeds 85% of the consolidated EBITDA of the group, in each case calculated by reference to the most recent audited consolidated financial statements of each guarantor and the group.

In addition, the Senior Credit Facility benefits from a share charge granted by Inmarsat Investments Limited over the entire issued share capital of Inmarsat Ventures Limited.

Maturity

Each of the term loan facility and the revolving credit facility will mature on May 24, 2012. The term loan facility is repayable in instalments of US$25.0 million on June 24, 2011 and December 24, 2011 with all other amounts outstanding becoming due on the maturity date. Each advance under the revolving credit facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

Use of Proceeds

The proceeds of the loans under the Senior Credit Facility were made available to first, refinance the existing indebtedness of Inmarsat Investments Limited under the Previous Credit Facility and, thereafter, for general corporate purposes.

Voluntary and Mandatory Prepayment

The Senior Credit Facility allows for voluntary prepayments and requires mandatory prepayment in full or in part in certain circumstances. Mandatory prepayments are required when:

•	if it becomes unlawful in any applicable jurisdiction for a lender to perform its obligations or to fund or maintain its participation in any utilisation;

•	a change of control of Inmarsat plc or Inmarsat Investments Limited; and

•

the receipt of insurance claim proceeds in excess of US$5.0 million unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within twelve months of receipt or have to be applied in payment of third-party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within twelve months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a new launch vehicle (and related insurances), and in the case of any subsequent loss (or partial loss), in the construction of a replacement satellite capable of providing communication services in the same manner as an I4 Satellite and a new launch vehicle for such replacement satellite (and related insurances).

Representations, Warranties and Undertakings

The Senior Credit Facility contains customary representations and warranties.

In addition, it contains covenants including those that restrict or prohibit Inmarsat Investments Limited and/or the other obligors (subject to certain agreed exceptions) from, among other things:

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the Notes as permitted under the New Intercreditor Agreement;

•	enter into any amalgamation, demerger, merger or corporate reconstruction;

•	materially changing the general nature of their business;

•	cancelling any current material insurance policies;

•	entering into any contract or arrangement unless it is on arm’s length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•

entering into any swap, cap, floor, collar, option, futures transaction, forward rate agreement, foreign exchange transaction or other treasury transaction or any similar instrument or any combination of the foregoing other than certain transactions arising in the ordinary course of trading;

•	issuing any guarantee, indemnity, bond or letter of credit in respect of liabilities of any other person;

•	conducting certain share issues or issuing options for the issue of, or redeeming or purchasing, their own shares;

•	making any repayment of principal or payment of interest in respect of certain notes, except as permitted by the New Intercreditor Agreement; and

•	declaring or paying certain dividends or making certain other distributions to our shareholders.

In addition, the Senior Credit Facility requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA, and senior net debt to EBITDA.

The Senior Credit Facility contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of insurances on and in relation to its business and insurable assets;

•	the maintenance of all relevant authorisations; and

•	information and accounting.

The Senior Credit Facility contains customary events of default, including (among others):

•	non-payment of amounts due under a finance document, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	unlawfulness of certain finance documents;

•	certain insolvency, administration, liquidation, winding up or related events including creditors' process;

•	cross-default when any financial indebtedness in an aggregate amount of US$15.0 million or more is not paid when due or is capable of being declared due and payable;

•	change of ownership or cessation of business;

•	breach of any term in the New Intercreditor Agreement;

•	certain material litigation is commenced or threatened;

•	any security or guarantee under certain finance documents, including the Senior Credit Facility are no longer in full force and effect; and

•	a material adverse effect occurs.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable or payable on demand, and/or declare that full cash cover in respect of any letter of credit issued under the revolving facility portion of the Senior Credit Facility is immediately due and payable.

New Intercreditor Agreement

In connection with, inter alia, the Senior Facility Refinancing and the offering of the Notes, and to establish the relative rights of certain of our creditors under our financing arrangements, Inmarsat Finance plc, Inmarsat Holdings Limited and certain of its subsidiaries and each obligor under the Senior Credit Facility entered into the New Intercreditor Agreement with the lenders under the Senior Credit Facility, the senior agent and the security agent thereunder, and (on its accession), The Bank of New York Mellon, as trustee, in respect of the Notes, among others.

By accepting a Note, holders of Notes shall be deemed to have agreed to and accepted the terms and conditions of the New Intercreditor Agreement. The description does not restate the New Intercreditor Agreement in its entirety nor does it describe provisions relating to the rights and obligations of holders of other classes of our debt and our parent’s debt or capital expenditures.

The New Intercreditor Agreement sets out:

•	the relative ranking of certain debt of Inmarsat Finance plc, Inmarsat Holdings Limited and its subsidiaries;

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	when the subordinated guarantees of the Notes can be released upon senior enforcement action;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

The New Intercreditor Agreement provides that outstanding debt of Inmarsat Investments Limited and its subsidiaries will rank in right and priority of payment in the following order:

•

first, the "senior debt" (which includes all present and future money and liabilities due, owing or incurred under the Senior Credit Facility and related documents, and any facility agreement the proceeds of which will be used to refinance the Senior Credit Facility), the "hedging debt" (which includes all present and future money and liabilities due to any hedging lender in relation to any hedging document permitted under the Senior Credit Facility) and the "permitted senior debt" (which includes all present and future money and liabilities due, owing or incurred under any senior document, agreement or instrument permitted by the Senior Credit Facility or as otherwise approved by the majority senior lenders, provided such debt constitutes Designated Senior Debt (as defined in the Indenture)), pari passu between themselves;

•

second, the "new notes debt" (which includes all present and future money and liabilities due, owing or incurred by any subordinated new notes guarantor to any new notes noteholders (including holders of the Notes) and/or any new notes trustee (including the trustee relating to the Notes) under any new notes guarantee under one or more new notes indentures (including the Indenture)) and the "new notes on-loan debt" (which includes all present and future money and liabilities due, owing or incurred by Inmarsat Investments Limited to each holder of any intercompany loan of note proceeds in accordance with an intercompany loan agreement, including the Subordinated Intercompany Note Proceeds Loan); and

•	third, other intercompany debt, which includes all present and future money and liabilities, due owing and incurred by any intercompany borrower to any intercompany lender.

The ranking of the Notes and the Parent Guarantee is not governed by the New Intercreditor Agreement.

Hedging Debt

Permitted Payments. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, neither Inmarsat Investments Limited nor any other obligor shall (and Inmarsat Investments Limited shall ensure that none of its subsidiaries shall) among other things, subject in some cases to certain specified exceptions and limitations, take certain action, including to pay amounts in respect of any hedging debt; exercise any set-off against any hedging debt; create or permit to subsist any security over any assets of, or give any guarantee from, Inmarsat Investments Limited or its subsidiaries, in respect of any hedging debt; or if any senior default is continuing or would result from such action, terminate any hedging document prior to its stated maturity, all except in limited specified circumstances.

No hedging bank shall demand or receive payment, of any amount in respect of any hedging debt; exercise any set-off against any hedging debt; permit to subsist or receive any security over any assets of, or any guarantees from, Inmarsat Investments Limited or its subsidiaries in respect of any hedging debt; or terminate any hedging document prior to its stated maturity, all except in limited specified circumstances and with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding).

Notwithstanding the foregoing, unless a "senior declared default" has occurred, and subject to the provisions on subordination on insolvency described below, the obligors may pay, and the hedging banks may receive and retain, payments in respect of hedging debt arising under the original terms of the hedging documents (subject to amendments permitted by the New Intercreditor Agreement) in certain circumstances, including if a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding) gives its prior consent.

Enforcement Action. Subject to the below, no hedging bank shall, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), take any "enforcement action" in relation to any hedging debt. Notwithstanding the foregoing, to the extent it is able to do so under the relevant hedging document, a hedging bank may terminate or close out in whole or in part any hedging transaction under that hedging document prior to its stated maturity, provided that no other enforcement action is taken, in certain circumstances including in connection with certain events of default, insolvency, illegality, tax or force majeure, and if the hedging bank is not a lender under any refinancing of the senior credit agreement.

For the purposes of this description of the New Intercreditor Agreement, "enforcement action" means: (a) in relation to any senior debt, hedging debt, permitted senior debt, new notes debt or intercompany debt, any action of any kind to: (i) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of or place on demand all or any of that debt; (ii) recover all or any of that debt (including by exercising any set-off, save as required by law); (iii) exercise or enforce any right against any surety in relation to (or given in support of) all or any of that debt (including under the security documents); (iv) petition for an "insolvency event" in relation to the obligor in relation to that debt; or (v) start any legal proceedings against the obligor in relation to that debt; and (b) in relation to any hedging debt, any action of any kind to declare an early termination date under any hedging document or demand payment of any amount which would become payable following an early termination date (except for any permitted mandatory prepayments).

Subordination on Insolvency. If: (a) any order is made or resolution passed for the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor; (b) any obligor enters into any composition, assignment or arrangement with its creditors generally; or (c) any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets, or any analogous event occurs in any jurisdiction, then (i) the new notes debt and the new notes on-loan debt will be subordinated in right of payment to the senior debt, the permitted senior debt and the hedging debt; and (ii) the intercompany debt will be subordinated in right of payment to the senior debt, the hedging debt, the permitted senior debt, the new notes debt and the new notes on-loan debt. The New Intercreditor Agreement contains provisions authorising the filing of appropriate claims and proofs of entitlement upon insolvency.

New Notes Debt (including the Notes and any notes issued in the future)

Permitted Payments. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, neither Inmarsat Investments Limited nor any other obligor shall (and Inmarsat Investments Limited shall ensure that none of its subsidiaries shall), except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding):

•

pay, repay or prepay any principal, interest or other amount on or in respect of, or make any distribution in respect of, any new notes debt due, in cash or in kind, or apply any money or property in or towards discharge of any such new notes debt (except in limited specified circumstances);

•	exercise any set-off against any new notes debt due (except in limited specified circumstances);

•

create or permit to subsist any security over any assets of Inmarsat Investments Limited or any of its subsidiaries, or give any guarantee for, or in respect of, any new notes debt due other than new notes guarantees, including the guarantees under the Notes, as specified; or

•

amend the terms of any finance document governing new notes in a manner that would be inconsistent with certain specified fundamental terms, including those relating to interest rates, maturity dates and not benefiting from security or guarantees, unless previously approved by a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), and no new notes finance party (including a finance party in relation to the Notes) shall:

•

demand or receive payment, repayment or prepayment from any obligor of any principal, interest or other amount on or in respect of, or any distribution from any obligor in respect of, any new notes debt (including debt in relation to the Notes) in cash or in kind or apply any money or property in or towards discharge of any new notes debt (including debt in relation to the Notes) (except as set out below);

•	exercise any set-off against any new notes debt (including debt in relation to the Notes) (except as set out below); or

•

permit to subsist or receive any security or any guarantee from Inmarsat Investments Limited or any subsidiary of Inmarsat Investments Limited, for, or in respect of, any new notes debt (including debt in relation to the Notes), other than under the new notes guarantees, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding).

Notwithstanding the foregoing, the new notes trustees (including the trustee relating to the Notes) and the new notes noteholders (including holders of the Notes) may receive "permitted junior securities" and the obligors may pay, and the applicable new notes trustee may receive and retain, payments in respect of fees or expenses or other amounts incurred on or on behalf of a new notes trustee in connection with the new notes finance documents. Subject to the following paragraph, (a) the subordinated guarantors may pay, and the new notes noteholders and the new notes trustees may received and retain, payments in respect of interest, listing, general overhead costs and additional amounts in accordance with certain specified terms and, on the originally scheduled maturity date of the new notes, payments in respect of principal on the new notes; and (b) Inmarsat Investments Limited or the relevant new notes issuer may pay any consent fees which are required to be paid to the new notes noteholders in connection with any consents required under the new notes finance documents, provided that such fees are on arm's length terms and at market rates at the relevant time. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), and subject to the provisions on subordination on insolvency described below, the preceding payments (other than payments of "permitted junior securities" and the payment of principal at the originally scheduled maturity of the new notes) must be suspended if:

•	a payment event of default under the Senior Credit Facility or any other permitted senior debt is continuing; or

•

an event of default other than a payment default under any senior debt or any permitted senior debt is continuing, from the date on which the relevant agent delivers notice of such default until the earliest of:

¡	179 days after the date such notice was given;

¡	if a standstill period with respect to any new notes debt is in effect after the default giving rise to such notice, the date on which such standstill period expires;

¡	the date on which the default has been waived or remedied;

¡	the date on which the agent delivers notice cancelling the payment suspension; and

¡	the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged.

Enforcement Action. The New Intercreditor Agreement does not regulate the ability of the new notes trustee to take action against the issuer of the new notes or Inmarsat Group Limited. However, the new notes trustee agrees that if any other agent is taking all reasonable commercial efforts to implement a sale of the shares of Inmarsat Ventures Limited pursuant to the provisions described below relating to release of security on enforcement as expeditiously as reasonably practicable having regard to the circumstances, the new notes trustee will not take any enforcement action that would be reasonably likely to adversely affect such sale or the amount of proceeds to be derived therefrom.

"Insolvency event" means: (a) Inmarsat plc, Inmarsat Holdings Limited or any subsidiary of Inmarsat Holdings Limited is unable or admits in writing its inability to pay its debts as they fall due, suspends, or threatens to suspend, making payments on all or any class of its debts or, by reason of actual financial difficulties, commences negotiations with one or more classes of its creditors with a view to rescheduling any of its indebtedness; (b) a moratorium is declared in respect of any indebtedness of Inmarsat plc, Inmarsat Holdings Limited or any subsidiary of Inmarsat Holdings Limited; or (c) in respect of Canadian, Dutch and United States entities only, certain of other specified events occurs. "Key company" means each of: Inmarsat Holdings Limited, Inmarsat Group Ltd, Inmarsat plc, any new notes issuer (including Inmarsat Finance plc in connection with the Notes) the obligors under the Senior Credit Facility and each material subsidiary of Inmarsat Investments Limited (if any) that is not such an obligor.

Subordination on Insolvency. If: (a) any order is made or resolution passed for the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor; (b) any obligor enters into any composition, assignment or arrangement with its creditors generally; or (c) any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets, or any analogous event occurs in any jurisdiction, then (i) the new notes debt and the new notes on-loan debt will be subordinated in right of payment to the senior debt, the permitted senior debt and the hedging debt; and (ii) the intercompany debt will be subordinated in right of payment to the senior debt, the hedging debt, the permitted senior debt, the new notes debt and the new notes on-loan debt.

Filing of Claims

Upon any of the circumstances described in the preceding paragraph, the New Intercreditor Agreement authorises the security agent on behalf of the holders of the new notes debt and the new notes on-loan debt to (or require such holders to):

•	demand, claims, enforce and prove for "junior debt";

•

file claims and proofs, give receipts and take any proceedings in respect of filing such claims or proofs and do anything which the security agent considers necessary or desirable to recover the junior debt; and

•	receive all distribution of the junior debt for application as set forth below under the Caption "—Order of Applications".

In addition, upon any of the circumstances described in the preceding paragraph, the security agent may, and is authorised under the New Intercreditor Agreement to, exercise all powers of convening meetings, voting and representations in respect of the new notes debt or the new notes on-loan debt and each creditor of such debt shall promptly execute and/or deliver to the security agent such forms of priority and representations as it may require to facility such action.

Amendment to New Notes Finance Documents

Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), none of Inmarsat Investments Limited or its subsidiaries that is a party to the new notes finance documents shall amend such documents in a manner that would result in:

•

the rate of interest payable under the new notes finance documents being increased other than to a rate not inconsistent with certain specified fundamental terms, including those relating to interest rates, maturity dates and not benefiting from security or guarantees;

•	any change to the basis on which interest or other amounts (including fees) accrue, are calculated or are payable under any new notes finance documents;

•	any increase to the amount or change to the currency of the amount to be repaid under any new notes finance documents (to the extent adverse to the senior finance parties);

•

any amount under the new notes finance documents becoming payable on a date earlier or more frequently than that provided in the relevant new notes finance documents at the date originally entered into other than as a result of any acceleration of any new notes (including the Notes) or (in respect of the new notes on-loan) as a result of enforcement action permitted on insolvency (as described in this section); or

•	any subordinated notes guarantor being subject to obligations inconsistent with the new notes guarantees maturity provisions,

other than any amendment, waiver or consent of a technical or administrative nature arising in the ordinary course of administration of the new notes finance documents.

New Notes On-Loan Debt (including the Subordinated Intercompany Note Proceeds Loan)

Permitted Payments. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding) or as permitted by the terms of the senior credit facility or any refinancing credit facility and any finance documents relating to permitted senior debt, neither Inmarsat Investments Limited nor any other obligor shall (and Inmarsat Investments Limited shall ensure that none of its subsidiaries shall):

•

pay, repay or prepay any principal, interest or other amount on or in respect of, or make any distribution in respect of, any new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan) in cash or in kind or apply any money or property in or towards discharge of any new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan) (except in limited specified circumstances);

•	exercise any set-off against any new notes on-loan debt (except in limited specified circumstances);

•

create or permit to subsist or receive any security over any assets of Inmarsat Investments Limited or any of its subsidiaries, or give any guarantee for, or in respect of, any new notes on-loan debt; or

•

amend any provision of any new notes on-loan so that it would be inconsistent with certain specified fundamental terms including those relating to interest rates, maturity dates and not benefiting from security or guarantees unless previously approved by a simple majority of senior lenders (in terms of aggregate totals principal amounts of senior debt outstanding), and no holder of any intercompany on-loan debt (including the Subordinated Intercompany Note Proceeds Loan) shall:

•

demand or receive payment, repayment or prepayment of any principal, interest or other amount on or in respect of, or any distribution in respect of, the relevant new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan) in cash or in kind or apply any money or property in or towards discharge of any new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan) (except in limited specified circumstances);

•	exercise any set-off against any new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan) (except in limited specified circumstances); or

•

permit to subsist or receive any security over any assets of Inmarsat Investments Limited or any of its subsidiaries, or any guarantee from Inmarsat Investments Limited or any of its subsidiaries, for, or in respect of, any new notes on-loan debt (including that in relation to the Subordinated Intercompany Note Proceeds Loan),

except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding).

Notwithstanding the foregoing, but subject to the following paragraph, (a) Inmarsat Investments Limited may pay, and the applicable holders of the new notes on-loans may receive and retain, payments in respect of interest, listing, general overhead costs and additional amounts in accordance with certain specified terms and, on the originally scheduled maturity date of the new notes, payments in respect of principal on the new notes; and (b) Inmarsat Investments Limited or the relevant new notes issuer may pay any consent fees which are required to be paid to the new notes noteholders in connection with any consents required under the new notes finance documents, provided that such fees are on arm's length terms and at market rates at the relevant time. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), and subject to the provisions on subordination on insolvency described below, the preceding payments must be suspended if:

•	a payment event of default under the Senior Credit Facility or any other senior debt is continuing; or

•	an event of default other than a payment default under any senior debt is continuing, from the date on which the relevant agent delivers notice of such default until the earliest of:

¡	179 days after the date such notice was given;

¡	if a standstill period with respect to any new notes debt is in effect after the default giving rise to such notice, the date on which such standstill period expires;

¡	the date on which the default has been waived or remedied;

¡	the date on which the agent delivers notice cancelling the payment suspension; and

¡	the on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged.

Enforcement Action. Until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding), no holder of a new notes on-loan shall take any "enforcement action" in relation to any new notes on-loan debt. Notwithstanding the foregoing, such restrictions will not apply if: (a) an "insolvency event" in respect of a "key company" is continuing; or (b) a "new notes default" (including an event of default under the Notes) is continuing and (i) each relevant agent has received notice of the relevant default from the relevant trustee and (ii) 179 days have elapsed from the date such notice was given; or (c) on the originally scheduled maturity date, any amount owing under the relevant new notes on-loan has not been repaid and remains outstanding.

Subordination on Insolvency. If: (a) any order is made or resolution passed for the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor; (b) any obligor enters into any composition, assignment or arrangement with its creditors generally; or (c) any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets, or any analogous event occurs in any jurisdiction, then (i) the new notes debt and the new notes on-loan debt will be subordinated in right of payment to the senior debt, the permitted senior debt and the hedging debt; and (ii) the intercompany debt will be subordinated in right of payment to the senior debt, the hedging debt, the permitted senior debt, the new notes debt and the new notes on-loan debt. The New Intercreditor Agreement contains provisions authorising the filing of appropriate claims and proofs of entitlement upon insolvency.

Intercompany Debt

Permitted Payments. Until the later of: the date on which (i) all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged and (ii) all new notes debt (including the Notes) has been irrevocably and unconditionally discharged in full, neither Inmarsat Investments Limited nor any other obligor shall (and Inmarsat Investments Limited shall ensure that none of its subsidiaries shall):

•

pay, repay or prepay any principal, interest or other amount on or in respect of, or make any distribution in respect of, or redeem, purchase or defease, any intercompany debt in cash or in kind (except in limited specified circumstances);

•	exercise any set-off against any intercompany debt (except in limited specified circumstances);

•	create or permit to subsist or receive any security, or give any guarantee, for, or in respect of, any intercompany debt;

•	claim or rank as a creditor in the insolvency, winding-up, bankruptcy or liquidation of Inmarsat Investments Limited or any of its subsidiaries (except in limited specified circumstances); or

•	take or omit to take any action whereby the ranking and/or subordination contemplated by the New Intercreditor Agreement may be impaired,

and no lender in respect of any intercompany debt shall:

•

demand or receive payment, repayment or prepayment of any principal, interest or other amount on or in respect of, or any distribution in respect of, any intercompany debt in cash or in kind or apply any money or property in or towards discharge of any intercompany debt (except in limited specified circumstances);

•	exercise any set-off against any intercompany debt (except in limited specified circumstances);

•	permit to subsist or receive any security, or any guarantee, for, or in respect of, any intercompany debt;

•	claim or rank as a creditor in the insolvency, winding-up, bankruptcy or liquidation of Inmarsat Investments Limited or any of its subsidiaries (except in limited specified circumstances);

•

sue, claim or bring proceedings against any obligor or borrower in respect of intercompany debt for breach of any representation, warranty or undertaking by any obligor or borrower under or in connection with any document evidencing any intercompany debt; or

•	take or omit to take any action whereby the ranking and/or subordination contemplated by the New Intercreditor Agreement may be impaired,

except, until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding) or, thereafter, with the prior consent of each new notes trustee.

Notwithstanding the foregoing, until the later of the date on which (i) all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged and (ii) all new notes debt (including the Notes) has been irrevocably and unconditionally discharged in full, and subject to the turnover and the subordination on insolvency provisions described below, the borrowers of intercompany debt may pay, and the lenders of intercompany debt may receive and retain payments in respect of, any intercompany debt to the extent permitted by each outstanding applicable facilities agreement and new notes indenture, provided that no "senior declared default" or, after the date referred to in (i), no "new notes declared default" is continuing or will be continuing immediately after the making of the relevant payment. A "new notes declared default" means an event of default under any new notes indenture (including the Indenture) which has resulted in the new notes finance parties (including in relation to the Notes) accelerating all amounts due under any new notes (including the Notes).

Enforcement Action. Until the later of the date on which (i) all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged and (ii) all new notes debt (including the Notes) has been irrevocably and unconditionally discharged in full, no lender of intercompany debt shall, except with specified prior consent, take any "enforcement action" in relation to any intercompany debt. If required to take enforcement action, the intercompany lenders will apply any proceeds from that enforcement action in accordance with the turnover provision described below.

Subordination on Insolvency. If: (a) any order is made or resolution passed for the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor; (b) any obligor enters into any composition, assignment or arrangement with its creditors generally; or (c) any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets, or any analogous event occurs in any jurisdiction, then the intercompany debt will be subordinated in right of payment to the senior debt, the hedging debt, the permitted senior debt, the new notes debt and the new notes on-loan debt. The New Intercreditor Agreement contains provisions authorising the filing of appropriate claims and proofs of entitlement upon insolvency.

Turnover

The hedging lenders and the subordinated creditors under the New Intercreditor Agreement (i.e., any new notes trustee (including the trustee relating to the Notes) and new notes noteholders (including the holders of the Notes), the holder of the Subordinated Intercompany Note Proceeds Loan and any other intercompany on-loans and the other intercompany lenders) have agreed that, prior to the discharge in full of all senior and new note obligations, they will turn over to the security agent under the Senior Credit Facility all payments received in violation of the New Intercreditor Agreement.

Order of Application

Subject to the rights of creditors mandatorily preferred by law applying to companies generally and the following paragraph, the proceeds of enforcement of any security conferred by the security documents and all recoveries by the security agent under guarantees of the senior debt, the hedging debt, the permitted senior debt and the new notes guarantees will be applied in the order set out from first to third below and all other amounts paid to the security agent pursuant to the New Intercreditor Agreement shall be applied in the following order:

•

first, in or towards payment pari passu of any unpaid fees, costs, expenses and liabilities (including any interest thereon as provided in the security documents) incurred by or on behalf of any new notes trustee (including the trustee in relation to the Notes) or the security agent (or any adviser, receiver, delegate, attorney or agent) and the remuneration of the new notes trustee or the security agent (or any adviser, receiver, delegate, attorney or agent) in connection with carrying out its duties or exercising powers or discretions under the security documents, the new notes finance documents (including those in relation to the Notes) or the New Intercreditor Agreement, as the case may be (but excluding any payment in relation to any unpaid costs and expenses incurred in respect of any litigation by or on behalf of any new notes finance party (including those in relation to the Notes) against any of the senior finance parties or the permitted senior finance parties);

•

second, in or towards payment pro rata and pari passu to the other agents for application towards any unpaid costs and expenses incurred by or on behalf of any senior finance party, hedging lender or permitted senior finance party in connection with such enforcement, recovery or other payment pari passu between themselves;

•

third, in or towards payment pari passu to the other agents for application towards the balance of the senior debt (in accordance with the Senior Credit Facility and any refinancing credit facility), the hedging debt and the permitted senior debt;

•

fourth, after all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, in or towards payment to any new notes trustee (including the trustee in relation to the Notes) for application towards the balance of any new notes debt (in accordance with any new notes indenture) (including the debt relating to the Notes (in accordance with the Indenture)); and

•

fifth, after all new notes (including the Notes) has been irrevocably and unconditionally discharged in full, in payment of the surplus (if any) to the relevant obligor or other person entitled thereto.

Until certain pre-existing notes have been repaid in full, the proceeds of enforcement of the security conferred by the security documents and all other recoveries by the security agent which are related to a certain previous intercreditor agreement shall be applied in accordance with the relevant provisions of such intercreditor agreement.

Release of Security and Guarantees

Subject to the following paragraph, if, pursuant to or for the purpose of any enforcement action taken or to be taken by the security agent in accordance with the New Intercreditor Agreement, the security agent requires any release of any guarantee or security for the senior debt, the hedging debt or the permitted senior debt granted by any member of the group or of any new notes guarantee, each party shall promptly enter into any release and/or other document and take any action which the security agent may reasonably require.

The new notes finance parties (including those in relation to the Notes) will be required to authorise any release described above only if the net sale proceeds are or will be applied in accordance with the order of application described above and if one or more of the following conditions is satisfied:

•

all of the shares of the relevant obligor (or any direct or indirect holding company of such obligor) or the assets of such obligor are sold or otherwise disposed of (and the proceeds thereof are applied and the relevant release occurs) in compliance with the provisions of the new notes finance documents and such sale or disposal is not to an associated company of Inmarsat Investments Limited; or

•

any applicable new notes trustee (including the trustee in relation to the Notes) acting at the instruction of the holders of any new notes (including the holders of the Notes) in accordance with the relevant indenture (including the Indenture) has consented in writing to such release; or

•	all of the shares of the relevant obligor (or any holding company of such obligor) are sold by an administrator (appointed under the UK Insolvency Act 1986); and:

¡	the administrator is appointed to an obligor or holding company in relation to which the new notes noteholders are creditors in respect of the new notes debt;

¡

the administrator is an insolvency practitioner and a partner of any of Ernst & Young, PricewaterhouseCoopers, Deloitte & Touche or KPMG whose appointment the new notes trustee has not objected to (acting reasonably) under the provisions of the UK Insolvency Act 1986 relating to the selection of a person or persons to be an/the administrator;

¡

the shares of the relevant obligor or holding company have been sold pursuant to an auction or competitive bid process during which bids were widely solicited from trade and financial buyers and during which the administrator consulted with an internationally recognised investment bank in good faith regarding the manner in which to obtain the best price for such shares, considered the recommendations of such investment bank and (where the administrator considers it appropriate in good faith) implemented the applicable recommendations;

¡	the proceeds of such sale are in cash (or substantially all cash); and

¡

the claims and security interests of the senior finance parties and permitted senior finance parties against the relevant obligor and its subsidiaries are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof) concurrently with such sale.

In the case of any new notes guarantee granted by the obligor that has been sold and by any subsidiary of such obligor, such guarantee or guarantees shall be released concurrently with written confirmation by the security agent that the provisions of the New Intercreditor Agreement relating to the release of security on enforcement have been or will be complied with; or

•

the shares of the relevant obligor (or any direct or indirect holding company of such obligor) are sold pursuant to enforcement action by the senior lenders or the relevant assets are sold pursuant to enforcement action by the senior lenders, in each case, under the senior security documents and:

¡	the proceeds of such sale received by the security agent are in cash (or substantially all cash);

¡

the claims and security interests of the senior finance parties and permitted senior finance parties against the relevant obligor or assets (as applicable) and each subsidiary of the relevant obligor are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof) concurrently with such sale; and

¡

the sale is either made pursuant to a public auction or is otherwise made for fair market value (taking into account the circumstances giving rise to the sale) as certified to the senior lenders by an independent internationally recognised investment bank.

In such case (i) any guarantee granted by the obligor that has been sold and by any subsidiary of such obligor and (ii) any security over the asset sold shall be released concurrently with written confirmation by the security agent that the provisions of the New Intercreditor Agreement relating to the release of security on enforcement have been or will be complied with.

Subordinated Intercompany Shareholder Funding Loan

The subordinated intercompany shareholder funding loan is a loan from Inmarsat Holdings Limited to Inmarsat Group Limited (the "Subordinated Intercompany Shareholder Funding Loan"). The Subordinated Intercompany Shareholder Funding Loan ranks behind the rights of all other creditors of Inmarsat Group Limited from time to time, including creditors under the Senior Credit Facility and the Notes and guarantees thereof. Interest on the Subordinated Intercompany Shareholder Funding Loan accrues at a rate of 13.5% per annum. Interest is payable only on repayment of the principal amount of the Subordinated Intercompany Shareholder Funding Loan. The Subordinated Intercompany Shareholder Funding Loan has no fixed maturity and may be repaid at any time at Inmarsat Group Limited's option. The amount repayable shall be an amount equal to the principal amount of the Subordinated Intercompany Shareholder Funding Loan plus accrued interest thereon. As at 30 September 2009, the amount outstanding on the Subordinated Intercompany Shareholder Funding Loan (including accrued interest) was US$784.6 million. Inmarsat Group Limited will use a portion of the proceeds of the offering of the Notes to repay approximately US$465.6 million of principal on the Subordinated Intercompany Shareholder Funding Loan and Inmarsat Holdings Limited will use the proceeds of such repayment to fund the redemption of the Existing Discount Notes. See "Use of Proceeds" and "Capitalisation".

Subordinated Intercompany Note Proceeds Loan

On the closing date of this offering, the Issuer will make a Subordinated Intercompany Note Proceeds Loan to Inmarsat Investments Limited with the proceeds from the offering of the Notes. Interest on the Subordinated Intercompany Note Proceeds Loan will accrue at a rate sufficient to fund interest on the Notes, and if applicable, additional amounts. Regularly accruing interest on the Subordinated Intercompany Note Proceeds Loan will be payable semi-annually one business day before each interest payment date in respect of the Notes. Any additional amounts will be due and payable on the business day preceding the date on which the corresponding amount is due and payable under the Indenture.

Inmarsat Investments Limited's obligations pursuant to the Subordinated Intercompany Note Proceeds Loan will be evidenced by a promissory note which will be issued pursuant to the Subordinated Intercompany Note Proceeds Loan and deposited with The Bank of New York Mellon, as trustee in respect of the Notes.

The Subordinated Intercompany Note Proceeds Loan will be subordinated in right of payment, initially pursuant to the New Intercreditor Agreement, to all "senior debt". Under the New Intercreditor Agreement, Inmarsat Investments Limited may make payments in respect of (i) interest, listing, general overhead costs and additional amounts under the documents governing the Subordinated Intercompany Note Proceeds Loan and (ii) principal on the Subordinated Intercompany Note Proceeds Loan at final maturity (but not before) subject that, until the date on which all senior debt, hedging debt and permitted senior debt has been fully and irrevocably paid or discharged, except with the prior consent of a simple majority of senior lenders (in terms of aggregate total principal amounts of senior debt outstanding). Neither Inmarsat Investments Limited nor any other obligor may pay, and no holder of the Subordinated Intercompany Note Proceeds Loan may receive and retain payment in respect of, any principal in respect of the Subordinated Intercompany Note Proceeds Loan. Those payments may be made only in accordance with the New Intercreditor Agreement, which contains customary payment blockage provisions. See"—New Intercreditor Agreement".

For the purposes of the foregoing, "senior debt" means: (a) all indebtedness of Inmarsat Investment Limited or any other obligor to any senior finance party under or in connection with any senior finance document including those in relation to the Senior Credit Facility (including security documents), any refinancing facility agreement, the Notes, any appropriate intercreditor agreements and related additional debt; (b) "hedging debt" (which includes all money and liabilities now or in the future due to any hedging lender in relation to any hedging document permitted under the Senior Credit Facility); and (c) any "permitted senior debt" (which includes all money and liabilities now or in the future due, owing or incurred under any senior document permitted by the Senior Credit Facility or as otherwise approved by the majority senior lenders provided such debt constitutes designated senior debt).

Subject to the terms of the New Intercreditor Agreement, if: (a) an "insolvency event" in respect of a "key company" is continuing; or (b) an event of default under the Indenture is continuing and (i) the relevant agents have received notice of the relevant default from the relevant trustee and (ii) 179 days have elapsed from the date such notice was given; or (c) on the originally scheduled maturity date, any amount owing under the Subordinated Intercompany Note Proceeds Loan has not been repaid and remains outstanding, an action in relation to enforcement may be taken (including in respect of demanding payment or seeking to accelerate payment of the relevant debt).

PRINCIPAL SHAREHOLDERS

Principal Shareholders

Inmarsat Group Limited is an indirect wholly-owned subsidiary of Inmarsat plc. Other than the potential acquisition of Inmarsat plc by Harbinger and SkyTerra, we do not know of any arrangements that may, at a subsequent date, result in a change in control. See "Summary—Recent Developments—Recent Developments Relating to Inmarsat plc—Harbinger Capital Partners". As of 30 October 2009, there were the following direct and indirect interests in more than 3% of the voting rights of Inmarsat plc:

	30 October 2009
Substantial shareholdings	Number of voting rights	Holding	Percentage of issued Share Capital
Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P	132,041,000	Indirect	28.76%
Lansdowne Partners Limited Partnership	59,942,059	Indirect	13.04%
Blackrock, Inc	42,576,471	Indirect	9.31%
Legal & General Plc	31,677,326	Direct	6.90%
KDDI Corporation.	21,739,149	Direct	4.76%
F & C Asset Management plc	19,164,056	Indirect	4.19%
Allianz SE	13,343,300	Indirect	2.91%
Allianz SE	490,186	Direct	0.11%
Andrew Sukawaty	*		*
Rick Medlock	*		*
Alison Horrocks	*		*
Eugene Jilg	*		*
Debra Jones	*		*
Perry Melton	*		*
Rupert Pearce	*		*
All executive officers and directors as a group (7 persons) (1)	3,852,240		0.84%

Note: Percentages	are based on the issued ordinary share capital as at the date of the respective notifications.

*	Represents beneficial ownership of less than 1% of ordinary shares outstanding.
(1)	As at 30 October 2009, in addition, the Trust held 0.26% of the issued ordinary share capital, which may be allocated to senior management and employees in the future. None of these shares have been issued as of 30 October 2009.

As at 30 October 2009, the directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares which may be allocated from within the Trust) 1.10% of the issued ordinary share capital of Inmarsat plc.

The shareholders who hold 3% or more of the issued share capital of Inmarsat plc do not have different voting rights to other shareholders.

Harbinger

See "Summary—Recent Developments—Recent Developments Relating to Inmarsat plc—Harbinger Capital Partners" for information relating to the offer to acquire Inmarsat plc and its subsidiaries.

KDDI

KDDI Corporation is a provider of a comprehensive range of voice, data, IP and mobile services to both business customers and consumers. KDDI Msat, a wholly-owned subsidiary of KDDI, offers mobile and IT-based solutions using Inmarsat products.

Description of Share Capital

As of the date of this offering circular, Inmarsat Finance plc has an authorised share capital of £50,000 of which 50,000 shares have been issued, partly paid at a par value of £1.00 each, 49,999 of which are held by Inmarsat Group Limited and one of which is held by Inmarsat Holdings Limited, the direct parent company of Inmarsat Group Limited.

A description of the share capital of Inmarsat Group Limited and the Subsidiary Guarantors is as follows:

Name	Issued and fully paid share capital	Nature of business/activity
Inmarsat Group Limited	610,239,895 ordinary shares of €0.0005	Holding company
Inmarsat Investments Limited	534,600,001 ordinary shares of €0.0005	Holding company
Inmarsat Ventures Limited	100,345,801 ordinary shares of £0.10 each and 1 special rights non-voting redeemable preference share of £1.00	Holding company
Inmarsat Global Limited	100,000,002 ordinary shares of £1.00 each	Satellite communications
Inmarsat Leasing (Two) Limited	1,061 ordinary shares of £1.00 each	Satellite leasing
Inmarsat Launch Company Limited	4,000 ordinary shares of US$1.00 each 11,000 preference shares of US$1.00 each	Launch insurance company

Inmarsat Ventures Limited Special Share

IMSO owns one special-rights, non-voting, non-transferrable redeemable preference share, par value £1.00 of Inmarsat Ventures Limited. The special share does not confer any right to participate in our profits.

As holder of the special share, IMSO has effective veto power over the following events:

(i)	any amendment, or removal, or change in the effect of:

(a)	our obligations to provide maritime and distress and safety services to the maritime community;

(b)	the right of IMSO to request an extraordinary meeting of shareholders of Inmarsat Ventures Limited; or

(c)	our obligations to comply with the public service requirements set out in clause 8 of the memorandum and articles of association of Inmarsat Ventures Limited;

(ii)	the voluntary winding-up of Inmarsat Ventures Limited, the passage of a special resolution to the effect that Inmarsat Ventures Limited should be wound up by a court, the presentation of a petition for the winding-up of Inmarsat Ventures Limited by a court or any proposal for any of the foregoing, unless winding-up of Inmarsat Ventures Limited is occasioned by virtue of it being unable to pay its debts (in terms of section 123 of the Insolvency Act 1986); and

(iii)	removal, or the alteration of the effect of all or any of the provisions of the memorandum and articles of association of Inmarsat Ventures Limited, insofar as they relate to the provision and support of maritime and distress and safety services.

IMSO may, after consulting us and unless otherwise required by law, require us to redeem the special share at par. This can take place at any time by giving written notice and delivering the relevant share certificate to us.

In a distribution of capital in the event of a winding-up of Inmarsat Ventures Limited, IMSO would be entitled to repayment of the capital paid up (or for the purposes of the Companies Act treated as paid up) on the special share in priority to any repayment of capital to any other shareholder of Inmarsat Ventures Limited.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The below is a description of certain of our relationships and related party transactions.

Stratos

Our parent company, Inmarsat plc, indirectly owns our largest distributor, Stratos, which for the nine-month period ended 30 September 2009, accounted for 43% of our MSS revenues.

Stratos' operations are not managed by us but the Stratos management team do report directly to Inmarsat plc at a corporate level. We have implemented a channel management policy with the intent of promoting fair competition between our direct and indirect distribution channels.

Under the terms of our Distribution Agreement with Stratos, Stratos will continue to purchase satellite capacity from us and provide certain related services. The payment and credit terms of the Distribution Agreement with Stratos are consistent with those of the other distributors. See "Summary—Recent Developments—Recent Developments Relating to Inmarsat plc – Acquisition of Stratos Global Corporation" and "Material Contracts—Distribution Agreements" for more information.

Intercompany Loans

See "Description of Certain Financing Arrangements—Subordinated Intercompany Shareholder Funding Loan" and "Description of Certain Financing Arrangements—Subordinated Intercompany Note Proceeds Loan" for more information relating to our intercompany loans.

GLOSSARY OF TERMS

active terminals	active terminals are the number of subscribers or terminals that have been used to access our commercial services (except certain SPS terminals) at any time during the preceding twelve-month period and registered at 31 December. Active terminals also include the average number of certain SPS terminals (previously referred to as ACeS handheld terminals) active on a daily basis during the period.

Americas	consisting of the continents of North America and South America with their associated islands and regions.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

Asia-Pacific	the area encompassing littoral East Asia, South Asia, Southeast Asia and Australasia near the Pacific Ocean, plus the states in the ocean itself (Oceania).

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in hertz ("Hz") occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our broadband global area network service used by land end-users.

broadband	high capacity bandwidth.

Broadband family/broadband services	collectively refers to our broadband services comprising our land BGAN, aeronautical SwiftBroadband and maritime FleetBroadband services.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz. For more information see "The Mobile Satellite Communications Services Industry".

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or "cells", that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

design life	the minimum years of operation for a satellite as specified in the satellite manufacturing contract.

digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, a standard of comparison of performance of radio transmitters.

Existing and Evolved Services	services that include all our services other than our broadband services and SPS and our planned GSPS.

Fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

FleetBroadband	our maritime broadband service.

GAN	our global area network service which is an Existing and Evolved Service.

GEO	geostationary orbit, located approximately 22,300 miles above the earth, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GMDSS	global maritime distress and safety service which is a system designed to automate a vessel's radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GSM	Global System for Mobile communications.

GSPS	our planned global satellite phone service expected to be launched in the second quarter of 2010.

hertz	unit of frequency equal to number of cycles per second.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

ITU	International Telecommunication Union is the United Nations treaty organisation responsible for worldwide cooperation and standardisation in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference and the World Telephone and Telegraph Conference.

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz. For more information see "The Mobile Satellite Communications Services Industry".

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz. For more information see "The Mobile Satellite Communications Services Industry".

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

LES	land earth station, which is a facility that routes Existing and Evolved service calls to and from mobile stations via satellite to and from terrestrial telephone networks.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz. For more information see "The Mobile Satellite Communications Services Industry".

LEO	low-earth orbit, located approximately 300 to 1,000 miles above the earth.

MEO	medium-earth orbit, located approximately 5,000 to 10,000 miles above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all ultra high frequency.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network service that was discontinued in 2008.

S-band	mobile satellite band between 1.98 and 2.20 GHz. For more information see "The Mobile Satellite Communications Services Industry".

signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

SPS	our first generation satellite phone service offered on a regional basis.

SwiftBroadband	our broadband aeronautical service.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

useful life	the period over which a satellite will be depreciated in our financial statements based on estimates of the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite's in-orbit operational life is mainly based on the period during which the satellite's on board fuel permits proper station-keeping manoeuvres.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	very small aperture terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a licence to use.